UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Sociedad Química y Minera de Chile S.A.

Annual Report 2017

1) Index

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2) IDENTIFICATION OF THE ENTITY

2) IDENTIFICATION OF THE ENTITY

2) a) Identification of the Entity: Basic Identification

Company Name: Sociedad Química y Minera de Chile S.A.

Abbreviated Company Name: SQM

Legal Address: El Trovador 4285, Las Condes, Santiago, Chile

Chilean Taxpayer ID: 93.007.000-9

Type of Entity: Open stock corporation

2) b) Identification of the Entity: Legal Constitution

SQM was organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

2) c) Identification of the Entity: Contact Information

Corporate Headquarters:

Address: El Trovador 4285, Las Condes, Santiago, Chile

Telephone: +56 2 24252000

Fax: +56 2 24252268

Website: www.sqm.com

To contact our investor relations team:

Gerardo Illanes

Vice President of Finance and Investor Relations

gerardo.illanes@sqm.com

Telephone: +56 2 24252485

Kelly O’Brien

Head of Investor Relations

kelly.obrien@sqm.com

Telephone: +56 2 24252074

Irina Axenova

Investor Relations

irina.axenova@sqm.com

Telephone: +56 2 24252280

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) a) Description of Business Environment: Historical Information

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile, and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and the Production Development Corporation (Corporación de Fomento de la Producción or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate and boric acid.

From 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization. In addition, in 2001, we signed a commercial distribution agreement with the Norwegian company Yara International ASA, in order to take advantage of cost synergies in the Specialty Plant Nutrition business line.

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We have also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During the year, we increased our iodine production capacity at Nueva Victoria to approximately 9,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Caucharí-Olaroz lithium project in the Jujuy province of Argentina. The project’s production capacity is targeted at 50,000 tons per year of lithium carbonate equivalent. Under the current project timeline, we expect to commission plant production by 2019. We also made a capital contribution of US$20 million to Elemental Minerals Limited (currently Kore Potash Limited), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Kore Potash Limited. The State General Reserve Fund of Oman also contributed US$20 million.

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, acquired 50% of the assets of the Mount Holland lithium project in Western Australia, Australia. We entered into a 50/50 joint venture with Kidman Resources Limited to develop mining operations and construct concentration and refining plants to produce 40,000 metric tons per year of lithium carbonate and lithium hydroxide, starting in 2021. Kidman Resources Limited will retain the exclusive right to exploit gold within the project area. According to the agreement, SQM Australia Pty committed to pay a price of US$35 million, of which US$10 million was paid by the end of 2017, leaving the balance of US$25 million to be paid in 2018, subject to compliance with conditions established in the agreement.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) b) Description of Business Environment: Industrial Sector

i) Products and Services

SQM is an integrated producer and seller of specialty plant nutrients, iodine, lithium, potassium fertilizers, and industrial chemicals. Our products are based on the development of high quality natural resources that make us a cost leader, supported by an international trading network specialized in sales in over 110 countries. SQM’s development strategy aims to maintain and enhance our global leadership in all of our business lines.

For further information, see section 3) C) Description of Business Environment: Activities and Businesses.

ii) Competition and Market Share

See section 3) C) Description of Business Environment: Activities and Businesses.

iii) Legal Framework

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, free competition laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See section 3) E) Description of Business Environment: Risk Factors. The Water Code and related regulations are subject to changes, which could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authority. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 19.1 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile,” and we believe we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why we have made constant efforts to maintain good health and safety conditions for the people working at our mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. Our Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the Sernageomin to ensure compliance with the decommissioning plans. The mining site closure plans are approved by the Sernageomin, and the corresponding financial assurances are subject to approval by the SVS. In both cases, SQM has respective approvals and keeps up to date the respective assurances according to the useful life of each mining site.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We employ our best efforts to ensure compliance with the complex regulatory environments in which it operates.

The European Parliament approved a new regulatory proposal for fertilizers, which will be discussed among the European Commission, the European Parliament and the Council of Member States of the European Union during 2018, before the final approval of the regulations. Following this, there will be a transition period for its implementation. The new European regulation proposes to reduce the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, to 0.005%. The fertilizers that we sell contain less than 0.005% of perchlorate. However, the Food Chain Security unit of the General Health and Consumer Affairs Council initiated the revision of the perchlorate limits in food that are currently in force and effect from July 2015, following the European Food Safety Authority’s (“EFSA”) evaluation of human exposure to perchlorate in food and in drinkable water. The definition of the new limits of perchlorates in food is being delayed and is expected to be established by the end of 2018.

With respect to the regulation on explosives in Europe, the revision process was initiated by the European Committee. We will continue to monitor the development of changes to the regulation through our participation in the Potassium Nitrate Association as part of the public-private committee created by the European Committee.

In January 2017, the modification of the Toxic Substances Control Act (“US-TSCA”) Chemical Substance Import Certification Process Revisions by the Department of Homeland Security of the United States became effective. This modification is related to the certification process of the compliance with US-TSCA for the chemical substances imported into the United States. According to the modification, SQM North America Corp. has to certify that each shipment of the chemical products imported to the United States, complies with the regulations. To achieve that, all export documents for the products from SQM´s headquarters to its subsidiaries in the United States were modified and the US-TSCA compliance declarations were requested from external providers.

In August 2017, United States Environmental Protection Agency (“US-EPA”) published a TSCA Inventory Notification (Active-Inactive) Requirements regulation under the US-TSCA which established that SQM North America Corp. must provide information with respect to all chemical substances imported to the United States during 2006-2016. We conducted a survey of all products imported to the United States from our headquarters, affiliates and other suppliers during this period to prepare the information per chemical substance to inform the US-EPA. This disclosure has to be made once but the information will be kept on record for 5 years.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On November 22, 2016, Normative Instruction No. 45 became effective in Brazil, which defines specification requirements, guarantees, product registration requirements, authorizations, packaging requirements, labeling of fertilizer products, and tolerance of mineral fertilizers, among others; and the changes defined for all exports from 2017. Normative Instruction No. 45 also defines changes to the information presented for the new registration of products and for the renewal of existing registries, and for the labels and certificates of already registered products, when applicable.

In May 2017, Resolution 0068 of the Ecuadorian Agribusiness Assurance Agency (AGROCALIDAD) became effective in Ecuador. The resolution establishes the general regulations for the registration and control of fertilizers. According to this regulation, SQM Ecuador S.A. must update all of its fertilizer records within 2 years from the date of issue of each certificate on the record.

3) c) Description of Business Environment: Activities and Businesses

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine. We also produce specialty plant nutrients, iodine derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 110 countries through our worldwide distribution network, with 93% of our sales in 2017 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

For the year ended December 31, 2017, we had revenues of US$2,157.3 million, gross profit of US$762.5 million and profit attributable to controlling interests of US$427.7 million. Our worldwide market capitalization as of December 31, 2017 was approximately US$15.4 billion.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. Our products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD/LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. We market iodine using the brand QIodine™.

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. We market lithium using the following brands: QLithiumCarbonate™, QLithiumHydroxide™ and QLubelith™.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. We market potassium chloride using the brand Qrop™ MOP.

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is used as an additive in oil drilling as well as in carrageenan production. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, QPotassiumChloride™.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2016, 2015 and 2014 according to our product lines:

	2017	2016	2015
Specialty Plant Nutrition	32%	32%	38%
Iodine and Derivatives	12%	12%	15%
Lithium and Derivatives	30%	27%	13%
Potassium	18%	21%	25%
Industrial Chemicals	6%	5%	6%
Other	2%	3%	4%
Total	100%	100%	100%

Business Strategy

Our business strategy is to be a global company with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

1.	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
2.	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
3.	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
4.	maximize the margins of each business line through appropriate pricing strategy;
5.	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

1.	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
2.	develop a robust risk control and mitigation process to actively manage business risk;
3.	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. To take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand our business by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets where we can sell our plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the specific requirements of our customers.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) reach and maintain our market share of approximately one third of the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate and lithium hydroxide; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; (v) supply a product with consistent quality according to the requirements of our customers and (vi) diversify our operations geographically and jurisdictionally.

Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) have flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the specific requirements of our customers.

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

We always evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We are continuously exploring the possibility of acquiring controlling stakes or other interests in companies that have mining properties in our core business areas and are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper and gold. A significant portion of our mining properties are located in the Antofagasta Region of Chile, where many large copper producers operate.

We have an in-house geological exploration team that explores the area directly, drilling targets and assessing new prospects. In 2017, the team identified 13 new targets and confirmed mineralization in four of the targets, using its own truck-mounted drill rigs. The number of perforated meters reached 28,000 meters, and were made with three machines of which two were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2017, we had ten option agreements in place with seven companies, including small junior mining companies, private equity firms and large mining companies.

Main Business Lines

Specialty Plant Nutrition

We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 54% of global potassium nitrate sales for all applications by volume in 2017, an increase from 44% in 2016. During 2017, the potassium nitrate market increased by approximately 4%. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

In addition to potassium nitrate, we produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

Our specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

Our specialty plant nutrients advantages are:

•	fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and
•	more attractive to customers who prefer products of natural origin.

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In 2017, our specialty plant nutrients revenues increased to US$697.3 million, representing 32% of our total revenues for that year and a 11.8% increase from US$623.9 million in specialty plant nutrients revenues in 2016. Prices decreased approximately 2.7% in 2017.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last ten years, the compound annual growth rate for vegetable production per capita was 3% while the compound annual growth rate for the world population was closer to 1%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, microirrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients are fully soluble in water and provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

The ratio of microirrigation to total irrigated hectares in Asia is approximately 3%, the lowest ratio of any region in the world. This represents a high potential for microirrigation, which is reflected in the high growth rates in Asia in recent years.

Potassium nitrate in China is an important market, although currently its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 130,000 is related to the tobacco industry and approximately 120,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain, the Netherlands and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2017, 2016 and 2015:

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	2017	2016	2015
Sales volumes (Th. MT)
Sodium nitrate	26.7	24.4	26.0
Potassium nitrate and sodium potassium nitrate	601.4	475.8	493.6
Specialty blends(1)	209.0	213.5	203.9
Other specialty plant nutrients(2)	129.1	127.2	108.4

Revenues (in US$ millions)	697.3	623.9	652.3

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chlorine and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chlorine-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

Potassium nitrate is widely known to be a vital component in foliar feeding applications, where usage is recommended in order to stave off nutritional deficiencies before the first symptoms appear, correct any deficiencies that arise and prevent physiological stress. This nutrient also helps promote a suitable balance between fruit production and/or growth, and plant development, particularly in crops with physiological disorders.

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport and
•	to achieve rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

Another benefit of our potassium nitrate is that, according to a 2014 study by the consulting firm Arthur D. Little Benelux, our production process generates up to 40% less greenhouse gases when compared to that of the other major potassium nitrate producers in the world.

In addition to these products, SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding and AllganicTM, for organic crops.

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QropTMKS was added to our portfolio of specialty field fertilizers in 2015. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in other markets.

During 2017 we worked on the restructuring of the Qrop products portfolio: chlorine-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant.

Specialty Plant Nutrition: Marketing and Customers

In 2017, we sold our specialty plant nutrients in approximately 99 countries and to more than 700 customers. One customer represented more than 10% of our specialty plant nutrition revenues during 2017, representing approximately 25% of our total specialty plant nutrition revenues, and our ten largest customers accounted in the aggregate for approximately 50% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues Breakdown	2017	2016	2015
North America	33%	33%	33%
Europe	25%	18%	22%
Central and South America	10%	11%	28%
Asia and Others	31%	37%	16%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

As part of our marketing strategy, we provide technical and agronomical assistance and support to our clients. We have specific knowledge resulting from extensive research and numerous studies conducted by our agronomical teams in close contact with producers throughout the world. The solid agronomical knowledge is key for the development of specific formulas and hydroponic and fertirrigation nutritional plans, which allows us to provide expert advice for producing crops that meet high quality standards for the most efficient markets and in the most environmentally challenging conditions.

By working closely with our customers, we are able to identify their needs for new products and a possible existence of higher-value-added markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and achieve a premium price for their own products.

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

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Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, we regularly evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a joint venture agreement with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and has allowed us to increase our presence in China, which is one of the most important and fastest growing markets for the fertilizer industry.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture, and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2012, SQM Vitas started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

In 2013, the operations of SQM Vitas in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year.

During 2013, the marketing activities of our joint venture with Migao integrated in SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water soluble fertilizers and extend our technologies and their applications in order to increase popularity and expand the use of these products.

In 2015, the asset transfer agreement, that was signed in December 2014 between Plantacote BV and Plantacote NV, entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa was acquired by Roulliers. As a result, Roullier manages the operations, and the production facilities are owned by SQM.

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In 2016, we began operating soluble specialty plant nutrient production facilities through our joint ventures in Peru and the Netherlands, and a third facility in Mexico. In addition, a new logistics terminal was opened in the port of Terneuzen in the Netherlands.

In 2017, two new offices started their operations in Imbituba and Sao Paulo, Brazil.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (“SQMC”).

SQMC is currently one of the main players in the Chilean market, offering a wide range of products developed specifically for crops grown in the country. As specialty plant nutrients have differentiating qualities with respect to traditional fertilizers, they play a key role in this market.

SQMC sells local products as well as products imported from different countries around the world.

All contracts and agreements between SQMC and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

SQMC’s fertilizer sales represented approximately 24% of total fertilizer sales in Chile during 2017. No customer accounted for more than 10% of SQMC’s revenues in 2017. SQMC’s consolidated revenues were approximately US$133 million and US$150 million in 2017 and 2016, respectively.

Specialty Plant Nutrition: Competition

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

We believe that we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 18% of total world sales during 2017 (excluding sales by Chinese producers to the domestic Chinese market). Haifa Chemicals had production issues during 2017 and is currently operating at its 50% capacity (one plant). Our sales accounted for approximately 54% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

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Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2017, our revenues from iodine and iodine derivatives amounted to US$252.1 million, representing 12% of our total revenues in that year. We estimate that our sales accounted for approximately 35% of world iodine sales by volume in 2017.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD and LED screens, chemicals, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

X-ray contrast media is the leading application of iodine, accounting for approximately 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 9%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 5%; nylon, 4%; human nutrition, 3% and other applications, 16%.

During 2017, iodine demand grew at a higher rate than seen in 2016. Although more traditional uses grew at the same rate as during the previous year, new applications in the specialty plastics and carbon energy plants emission control industries resulted in market demand. We estimate that the global market size in 2017 was approximately 35,300 metric tons, with approximately 59% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 11,000 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Iodine and derivatives	12.7	10.2	9.3
Revenues (in US$ millions)	252.1	231.1	262.6

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Our revenues increased to US$252.1 million in 2017 from US$231.1 million in 2016. This increase was primarily attributable to the increase in iodine sales volume during 2017. Average iodine prices were more than 12% lower in 2017 than in 2016. Our sales volumes increased 24% in 2017, outpacing global iodine demand growth.

Iodine: Marketing and Customers

In 2017, we sold our iodine products in approximately 52 countries to approximately 287 customers, and most of our sales were exports. Three customers each accounted for more than 10% of our iodine revenues in 2017. These three customers accounted for approximately 43% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Sales Breakdown	2017	2016	2015
North America	25%	25%	29%
Europe	31%	36%	34%
Central and South America	0%	0%	4%
Asia and Others	43%	38%	33%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Five Chilean companies accounted for approximately 59% of total global sales of iodine in 2017, including SQM, with approximately 35%, and four other producers, accounting for the remaining 24%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, recently acquired by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 28% of global iodine sales in 2017, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2017.

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Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD and LED consumption, has reduced during the past year and currently represents approximately 17% of world iodine sales. It is estimated that approximately 70% of total world iodine recycling was done by Japanese iodine producers.

Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$20 per kilogram in 2017, continuing the downward trend observed in 2016. However, we believe that 2018 presents better price prospects.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2017, our revenues from lithium sales amounted to US$644.6 million, representing 30% of our total revenues. We estimate that our sales volumes accounted for approximately 23% of the global lithium chemicals sales volumes.

Lithium: Market

The lithium market can be divided into (i) lithium minerals for direct use (in which market SQM does not participate directly), (ii) basic lithium chemicals, which include lithium carbonate and lithium hydroxide (as well as lithium chloride, from which lithium carbonate may be made), and (iii) inorganic and organic lithium derivatives, which include numerous compounds produced from basic lithium chemicals (in which market SQM does not participate directly).

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 59% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 27% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 9% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 5% of total lithium demand), chips for the ceramics and glaze industry (approximately 4% of total lithium demand), chemicals for air conditioning (approximately 3% of total lithium demand), and many others, including air treatment systems, pharmaceutical synthesis and metal alloys.

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Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid element at room temperature;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential and low density and
•	is the solid with the highest specific heat capacity.

During 2017, lithium chemicals demand increased by approximately 17%, reaching approximately 212,000 metric tons, with close to 37% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama, as a by-product of the potassium chloride production. The annual production capacity of our lithium carbonate plant at the Salar del Carmen is 48,000 metric tons per year. During 2018, we plan to increase our production capacity to 70,000 metric tons per year and start the preparation for the further expansion to 100,000 metric tons per year in 2019. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world. During 2018, we plan to increase this capacity to 13,500 metric tons per year through increased efficiencies and the construction of a 7,000 metric ton plant.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Lithium and derivatives	49.7	49.7	38.7
Revenues (in US$ millions)	514.6	514.6	223.0

Our revenues in 2017 were US$644.6 million, a 25% increase from US$514.6 million in 2016, due to significantly higher prices during the year. The average price for 2017 was approximately 25% higher than the average price in 2016, as global demand growth outpaced supply growth.

Lithium: Marketing and Customers

In 2017, we sold our lithium products in approximately 42 countries to approximately 198 customers, and most of our sales were to customers outside of Chile. Two customers each accounted for more than 10% of our lithium revenues in 2017, accounting for approximately 22% of our lithium revenues. Our ten largest customers accounted in the aggregate for approximately 68% of revenues. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 14% of the cost of sales.

The following table shows the geographical breakdown of our sales for 2017, 2016 and 2015:

Sales Breakdown	2017	2016	2015
North America	7%	8%	11%
Europe	14%	19%	21%
Central and South America	1%	1%	1%
Asia and Others	79%	73%	67%

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We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2017, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 49,700 metric tons of lithium carbonate equivalent (LCE), SQM’s market share of lithium chemicals was approximately 23% in 2017. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a market share of approximately 16%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Sichuan Tianqi Lithium Industries (“Tianqi”), a Chinese company producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 27% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle.

Another important competitor is FMC Corporation (“FMC”), with an estimated market share of approximately 9%. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, FMC produces lithium derivatives in the United States and in the United Kingdom. Orocobre Ltd. is also based in Argentina and produces lithium carbonate, reaching a market share of approximately 5%.

During 2017, two companies started their production of concentrated lithium minerals in Western Australia, which are then converted into lithium chemicals in China. Together, these companies sell approximately 11% of the total lithium demand in 2017. These companies are Neometals Ltd. with operations in Mt. Marion, one of the owners is Jiangxi Ganfeng Lithium Co. (“Ganfeng”), a Chinese company producing basic chemicals and lithium derivatives, and Galaxy Resources Ltd., with operations in Mt. Cattlin. In addition, there were at least ten other companies producing lithium in China from brines or minerals, which together represented about 9% of the global market in 2017.

We believe that lithium production will increase in the near future, balancing the explosive growth in demand. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;
•	increased production of proteins;
•	increased photosynthesis;
•	intensified transport and storage of assimilates;
•	prolonged and more intense assimilation period;
•	improved water efficiency;
•	regulated opening and closure of stomata and
•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2017, our potassium chloride and potassium sulfate revenues amounted to US$379.3 million, representing 18% of our total revenues and a 6% decrease compared to 2016, as a result of reduced sales volumes.

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1-2%. We estimate that demand totaled approximately 63 million metric tons in 2017, an increase from 59 million tons in 2016.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 45% of world potassium consumption, including corn (14%), rice (13%) and wheat (3%). Oilseeds, predominantly soybeans and palm oil, represent approximately 16% of total potassium demand. Fruits and vegetables account for approximately 22% of world potassium demand, and sugar crops account for close to 7%.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer this product in soluble grades.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	1,344.3	1,534.7	1,241.8
Revenues (in US$ millions)	379.3	403.3	430.2

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Potassium: Marketing and Customers

In 2017, we sold potassium chloride and potassium sulfate to approximately 530 customers in over 80 countries. There were two individual customers that each accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2017, totaling approximately 21% of the revenues of potassium chloride and potassium sulfate during this period. We estimate that our ten largest customers accounted in the aggregate for approximately 55% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 16% of the cost of sales for the business line.

The following table shows the geographical breakdown of our sales for 2017, 2016 and 2015:

Sales Breakdown	2017	2016	2015
North America	18%	20%	22%
Europe	19%	20%	12%
Central and South America	38%	38%	42%
Asia and Others	25%	22%	24%

Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2017. Our main competitors are Nutrien (formerly PCS), Uralkali, Belaruskali and Mosaic. We estimate that in 2017, PCS accounted for approximately 20% of global sales, Uralkali accounted for approximately 15% of global sales, Belaruskali accounted for approximately 14% of global sales and Mosaic accounted for approximately 14% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM accounts for less than 2% of global production.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

In 2017, our revenues from industrial chemicals were US$135.6 million, representing approximately 6% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments together with various chemical processes.

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In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

Experts believe that CSP plays a critical role in electricity grid stabilization and manageability due to its inherent large scale storage capability. Nevertheless, such large installations are capital intensive and are strongly influenced by the generation mix in each country. Therefore, fluctuations in solar salts demand are unavoidable in terms of quantity and timing. In 2017, we supplied CSP projects in South Africa, Morocco, Kuwait and Israel totaling over 88,000 metric tons. In 2018 we should further supply a CSP plant in Kuwait and another one in South Africa, while negotiating the supply to other very large installations in Dubai, Morocco and Chile.

As reported by the International Energy Agency (IEA), in 2016, global total cumulative electricity capacity grew by 4% and reached a total of 6,650 GW. Renewables provided almost two-thirds of this growth with a record addition of 165 GW, 6% higher compared to 2015. Renewables remain the largest source of cumulative capacity at 2,135 GW and this trend is expected to continue in the next years to come. Under these conditions, energy storage is becoming of critical importance and its role in increasing the electrical grid stability and dispatchability of the electricity generated by renewable technologies is receiving a growing interest from utilities, grid operators as well as governments and lenders.

According to the IEA, CSP capacity is expected to grow by over 5 GW over 2017-2022, with new deployment moving into nascent markets, most notably Chile, Kuwait, Morocco, South Africa and the United Arab Emirates, as well as continued growth in China. Projects with larger storage capacity and decreasing investment costs for experienced developers mark the trend for the coming five years.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities to the solar salts uses in the near future.

Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2017, 2016 and 2015:

	2017	2016	2015
Sales volumes (Th. MT)
Industrial chemicals	167.6	128.9	126.1
Revenues (in US$ millions)	135.6	104.1	97.1

Revenues for industrial chemicals increased from US$104.1 million in 2016 to US$135.6 million in 2017, as a result of higher sales volumes in this business line.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 55 countries in 2017 to approximately 296 customers. Four customers accounted for more than 10% of our revenues of industrial chemicals in 2017, accounting for approximately 57%, and our ten largest customers accounted in the aggregate for approximately 68% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2017, 2016 and 2015:

Sales Breakdown	2017	2016	2015
North America	19%	24%	31%
Europe	21%	14%	15%
Central and South America	7%	9%	11%
Asia and Others	53%	54%	43%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa, Asia and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate and potassium nitrate for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 37% of world demand in 2017 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG (“BASF”), a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa Chemicals (“Haifa”), which we estimate had a market share of 26%. We estimate that our market share was approximately 30% for 2017.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa, which is a potassium nitrate supplier, and BASF, which is a sodium nitrate supplier.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the industrial potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

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Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Trend Information

Our revenues increased 11.2% to US$2,157.3 million in 2017 from US$1,939.3 million in 2016. Gross profit increased 24.8% to US$762.5 million in 2017, which represented 35.3% of revenues, from US$611.0 million in 2016, which represented 31.5% of revenues. Profit attributable to controlling interests increased 53.7% to US$427.7 million in 2017 from US$278.3 million in 2016.

Our sales volumes in the specialty plant nutrition business line increased 14.9% in 2017 compared to 2016, while average prices decreased by 2.7%. As a result, our revenues in this business line increased by 11.8%. Higher sales volumes seen during 2017 were due to demand growth and limited supply from our competitors. We expect to see similar sales volumes in 2018. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. Average prices in this business line were slightly lower in 2017, and we expect average prices to be flat in 2018.

Our sales volumes in the iodine business line increased 24.4% in 2017. We also saw prices stabilize during the first half of the year and slightly improving in the second half of the year. Still, the average prices in 2017 were 12.3% lower than the average prices seen in 2016. Increased sales volumes compensated for lower prices resulting in an increase of 9.1% in our revenues for this business line. We believe that the pricing trend will continue into 2018 with average prices slightly higher than in 2017. According to our estimates, the global iodine demand grew slightly in 2017 reaching almost 35,300 MT and we increased our market share to over 35%. We expect to increase our iodine sales volumes in line with the market growth, maintaining our current market share.

We saw similar sales volumes in the lithium business line in 2017 compared to 2016. The lithium market continued its strong growth in 2017, with total demand growth reaching close to 17% according to our estimates. Supply did not keep the same pace, and therefore market conditions remained tight and prices increased significantly during the year. This pricing trend, given that the sales volumes stayed at the same level as in 2016, impacted our revenues for 2017 by almost US$130 million. Average prices in this business line increased another 25% compared to average prices seen during 2016. We believe that the market price could be almost 20% higher in the first half of 2018 compared to the fourth quarter of 2017. However, we expect that new projects could increase their supply in the second half of 2018 resulting in more stable or slightly lower average prices. Still, we expect averages prices to be higher in 2018 compared to the average prices seen in 2017. We believe that the worldwide lithium market could grow almost 20% in 2018, driven by the development of energy storage and batteries for electric vehicles.

Once the amendments to the Lease Agreement and Project Agreement with Corfo become effective, the higher lease payment rate will be applied to the revenues related to lithium. We expect to increase our sales volumes to almost 55,000 metric tons in 2018; however, we are not able to confirm whether the increased sales volumes combined with higher prices could offset the impact of higher lease payments on the gross margin of this business line.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our sales volumes in the potassium business line decreased by 12.4% in 2017 compared to 2016, as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Average prices in the potassium chloride and potassium sulfate business line increased approximately 7.4% during 2017 when compared to 2016, reaching US$282/MT. We believe that we could see a continued decrease in potassium chloride production during 2018 with sales volumes of approximately one million metric tons, as we are increasing our lithium production. The higher prices reflected the stronger global demand for potassium chloride in 2017, reaching almost 63 million metric tons. We believe that average prices for this business line could remain flat or show a slight growth in 2018.

Our sales volumes in the industrial chemicals product line increased 30.0% in 2017 compared to 2016, driven by higher sales volumes of solar salts. Solar salts sales depend on the ramp up of the concentrated solar power plants (CSP) projects and we expect our sales volumes in 2018 to be approximately 50,000 metric tons. During 2017, prices remained flat compared to 2016.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits, which contain nitrates, iodine and potassium; and
•	Brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2017, our mining operations concentrated in the first Region where we worked in the mining sector Tente en el Aire and continued with the exploration of the mining sector Nueva Victoria Oeste. We believe that a concentrated mining operation allows us to capture operating synergies that will increase efficiency and reduce costs. Mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to four meters, and with the overburden varying in thickness between half a meter and two meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first breaking and then removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to the leaching heaps to be processed.

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During 2017, SQM ran various tests with a continuous mining equipment replacing the drilling and blasting process and obtaining a smaller ore size (under 6 inches) that allows a better metallurgical recovery. The tests will conclude in 2018.

The run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing iodine, nitrate and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and salts rich in nitrate and potassium are produced. These concentrated salts are then sent to Coya Sur where they are used to produce potassium nitrate.

During 2017, the Pedro de Valdivia and María Elena sites generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plants at Pedro de Valdivia and María Elena. The iodide that is produced at the María Elena plant is subsequently sent to Pedro de Valdivia in order to produce prilled iodine. After iodide is obtained at both plants, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2017, sodium nitrate for both agricultural and industrial applications was produced by inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. The production at the Pedro de Valdivia facility, until November 2015, generated approximately 700,000 tons of inventory. As of December 2017, we had approximately 277,000 tons of crystallized sodium nitrate in inventory, which will provide us with enough sodium nitrate to produce finished nitrates for approximately two years. For subsequent production, we are developing the project of adapting the available crystallization plants at Coya Sur to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility.

Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching processes at Pedro de Valdivia and María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it at atmospheric pressure, and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement the “lean” method of manufacturing in our potassium nitrate plants. We achieved complete implementation of this method of manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste on an ongoing basis.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

During 2017, new operational improvements have been achieved by significantly integrating the production process of the Coya Sur facilities, allowing new increases in production capacity without major investments and improving the use of raw materials from the Salar de Atacama and Nueva Victoria.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is supplied together with the crystallized potassium nitrate to the prilling plant where it is mixed producing sodium potassium nitrate, which is then melted and prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

The sodium nitrate and potassium nitrate produced at Coya Sur are transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008.

Iodine and Iodine Derivatives

During 2017, we produced iodine at our facilities at Nueva Victoria (including the Iris facility), Pedro de Valdivia and María Elena. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by combusting (burning) sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated in iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to metallic iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2017 was 9,696 metric tons: 7,476 metric tons from Nueva Victoria, 1,328 metric tons from Iris, 851 metric tons from Pedro de Valdivia, and 41 metric tons from María Elena. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, our total current effective production capacity at our iodine production plants is approximately 11,000 metric tons per year. We are currently developing a project to expand the production capacity of iodide and iodine in Nueva Victoria to increase our total effective production capacity to 14,000 metric tons per year.

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We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 10,000 metric tons per year of iodine (including the Iris operations) and 900,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction and sales limit of 180,100 tons of lithium metal (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods. For the year ended December 31, 2017, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo and our subsidiaries SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement, which, among other things, provide for the amendment of the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendment of the Lease Agreement and the Project Agreement remains subject to the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República), as well as the approval by the Governing Board of CCHEN, and is currently being challenged by the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) and the Atacamenos.

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Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the precipitation, sodium chloride salts are removed; these salts are not used in the production process of other products. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and eventually can be treated at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

The by-products of the potassium chloride production process are (i) solutions remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount not required for lithium carbonate production being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the solutions remaining is sent to additional solar concentration ponds adjacent to the potassium concentration ponds. At this stage, the solution is concentrated and purified by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Currently, the necessary investments are being made to reach a production of 70,000 metric tons per year and start the preparation for the further expansion to 100,000 metric tons per year in 2019.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production was also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above which may be increased in the event the Lease Agreement is amended as described above.

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Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year, and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In 2018, the necessary investments will be made to build a second lithium hydroxide plant, which will have a capacity of 7,000 metric tons per year. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The lithium hydroxide solution is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is filtered, dried and packaged for shipment to customers.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and, depending on market conditions, boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines to produce potassium sulfate. The brine is pumped to solar evaporation ponds, where sodium chloride salts are precipitated, harvested and put into piles. After further evaporation, the sulfate and potassium salts precipitate in different concentrations and are harvested and sent for processing to the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, filtered, dried, classified and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a byproduct of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

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Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 14% of our cost of sales in 2017.

We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by the Electrical Energy Supply Agreement that we entered into with AES Gener S.A. on December 31, 2012. Pursuant to the terms of the Electrical Energy Supply Agreement, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for us.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015, 2016 and 2017, we executed supply contracts with Enel Chile S.A. as with Solgas, primarily to serve our operations at the Salar del Carmen and Coya Sur.

We obtain ammonium nitrate, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Research and Development, Patents and Licenses, Etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by three different units, whose research topics cover all of the processes involved in the production of our products, including chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimizing current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications and (iii) adding value to inventories.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime), Japanese patent No. 4,889,848 for nitrates (granular fertilizers) and patents Nos. 41,838 from Chile, 5393-B and 5391-B from Bolivia, AR001918B1 and AR001916B1 from Argentina and 5,676,916 and 5,939,038 from the U.S. for lithium (removal of boron from brines).

For the years ended December 31, 2017, 2016 and 2015, we invested US$6.4 million, US$11.0 million and US$4.4 million, respectively, in research and development activities.

Licenses, Franchises, and Royalties

We do not have contracts that give rise to an obligation for the Company to make payments for licenses, franchises or royalties in any of our business lines, other than payments provided for in the Royalty Law.

We have subscribed purchase option contracts for mining concessions such that, in the event that third parties exercise the respective option, we have the right to receive royalty payments as a result of the exploitation of such concessions.

See section 3)D) Description of Business Environment: Property and Facilities for information about our concessions.

3) d) Description of Business Environment: Property and Facilities

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we produce products based on potassium, sulfate, lithium and boron.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

ARICA
XV Region
IQUIQUE
I Region
Nueva Victoria
TOCOPILLA
II Region
Maria Elena
Coya Sur
Pedro de Valdivia
CALAMA
Salar de Atacama
SALAR DE ATACAMA
Pampa Blanca
ANTOFAGASTA
Salar del Carmen
TALTAL
Republica de Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITIES AND TOWNS
300.000
400.000
500.000
600.000
700.000
800.000
900.000

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:3,500,000

0 12,525 50 75 100 Kilometers

Date : December 31, 2017

Susana Tania Alejandra Sandoval Porce
Responsible Engineer

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government.

(2)	“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.

A Mining Exploration Concession is generally obtained for purposes of evaluating the mineral resources in a defined area. If the holder of the Mining Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the Mining Exploration Concession is usually allowed to lapse. An application also can be made for a Mining Exploitation Concession without first having obtained a Mining Exploration Concession for the area involved.

As of December 31, 2017, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites is approximately 576,707 hectares. In addition, as of December 31, 2017, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites is approximately 2,200 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2017, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 255,142 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 71,006 hectares in areas near the Salar de Atacama.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, as of December 31, 2017, SQM Salar held Mining Exploration Concessions covering approximately 43,200 hectares and had applied for additional Mining Exploration Concessions of approximately 2,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total permitted accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo and our subsidiaries SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement which, among other things, provide for the amendment of the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendment of the Lease Agreement and the Project Agreement remains subject to the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República), as well as the approval by the Governing Board of CCHEN, and is currently being challenged by the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) and the Atacamenos.

Concessions Generally

As of December 31, 2017, approximately 97% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 3% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 94% already have been granted pursuant to applicable Chilean law, and approximately 6% are in the process of being granted. Of the Mining Exploration Concessions, approximately 90% already have been granted pursuant to applicable Chilean law, and approximately 10% are in the process of being granted.

In 2017, we made payments of approximately US$7.7 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2017:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,815	529,497	46	21,700	2,861	551,197
Region II	9,052	2,382,906	213	68,500	9,265	2,451,406
Region III and others	423	98,749	36	9,900	459	108,649
Total	12,290	3,011,152	295	100,100	12,585	3,111,252

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Caliche: Facilities and Reserves

Caliche: Facilities

During 2017, caliche ore mining operations were focused in the first region of Chile, and our Nueva Victoria mine was exploited. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and operations at the María Elena site were suspended in October 2013.

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. We are currently developing a project to expand the production capacity of iodide and iodine in Nueva Victoria to reach 11,000 metric tons per year.

Pampa Blanca

The mining facilities at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, have been suspended since March 2010. At this site, we used caliche to produce nitrates and iodine through heap leaching and the use of solar evaporation ponds. The main production facilities at this site included the operation centers for the heap leaching system and the iodide plant. Electricity was the primary source of power for this operation.

Pedro de Valdivia

The Pedro de Valdivia mine and facilities are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we used caliche to produce nitrates and iodine through vat leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, nitrate crystallization plant, and iodide and iodine plants. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2017, we continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. These solutions are treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates, and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mineral resources can be calculated using the information from the drill-hole sampling.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

A Measured Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches, and exploratory drill holes.

An Indicated Mineral Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics grade and mineral content can be estimated with a reasonable level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them Measured Resources and then, adjusting for technical, economic and legal aspects, as Proven Reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine Indicated Resources. By adjusting such Indicated Resources to account for technical, economic and legal factors, it is possible to calculate Probable Reserves. Probable Reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of Proven Reserves. However, the degree of certainty of Probable Reserves is high enough to assume continuity between points of observation.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Proven Reserves are the economically mineable part of a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies or feasibility studies, have been carried out and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Probable Reserves are the economically mineable part of an Indicated Resource and in some cases a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies, have been carried out or are in process and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2017 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia (3)	109.0	7.1%	377	Nitrate 6.0%
María Elena (4)	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria (5)	346.2	6.3%	426	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2017, are as follows:

Mine	Probable Reserves (6) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (3)
Pedro de Valdivia (3)	334.7	7.3%	421	Nitrate 6.0%
María Elena (4)	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria (5)	1,020.7	5.3%	421	Iodine 300 ppm

Notes on Reserves:

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2017,” was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Mr. Sergio Alarcón and Mr. Orlando Rojas.

Mr. Sergio Alarcón is a geologist with more than 30 years of experience in the field. He is currently employed by SQM as a Senior Geologist in the Mining Production area. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are presented below:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

# CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Sergio Alarcón Rubilar,** National Id. Nr 8.678.370-3, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from March 2012, under Nr. 0164, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Alarcón to present:

**UNITED STATES - SECURITIES AND EXCHANGE COMMISSION**
**FORM 20-F, for the fiscal year ended December 31, 2017**

**Gladys Hernández**
**Executive Secretary**

Santiago, March 12, 2018
CM – 683 – 03 2018

**Information:**

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20.235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MRC), Brazil (CBRR), Kazakhstan (KAZRCA) and Indonesia (KOMBERS), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

# CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Orlando Rojas Vercelotti,** National Id. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in **Mining,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present:

**UNITED STATES - SECURITIES AND EXCHANGE COMMISSION**
**FORM 20-F, for the fiscal year ended December 31, 2017**

**Gladys Hernández**
**Executive Secretary**

CERTIFICACIÓN DE PERSONAS COMPETENTES

Santiago, March 12, 2018
CM - 685 – 03 2018

**Information:**

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MPIC), Brazil (CBRR), Kazakhstan (KAZRCA) and Indonesia (KOMBERS), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

CONSEJO MINERO
COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 - 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The proven and probable reserves shown above are the result of the evaluation of approximately 20.98% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 79.02% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. In 2017, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2017, we carried out recategorizations of indicated resources in the Nueva Victoria West South and Tente en el Aire sectors, totaling 1,493.9 hectares, which is still in process. Our 2018 exploration program includes the exploration of the Tente en el Air section, which totals 3,114 hectares, and the basic study of 24,607 hectares of Franja Oeste sector. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2017		2016		2015
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	21%	US$20/kg	17%	US$23/kg	30%	US$28/kg
Specialty Plant Nutrition	20%	US$722/ton	23%	US$742/ton	29%	US$784/ton
Industrial Chemicals	32%	US$809/ton	35%	US$808/ton	27%	US$770/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and extension), the potassium sulfate flotation plant (SOP-H), the boric acid plant (ABO), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2017, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 110 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	52.00	38.47	90.47
Sulfate (SO4-2) (3)	42.71	39.65	82.35
Lithium (Li+) (4)	4.80	3.33	8.13
Boron (B3+) (5)	1.56	1.27	2.83

Notes on reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in February 2018 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than 14 years of experience in the field of mining hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

A copies of the certificates of qualified competency issued by the Chilean Mining Commission are provided below:

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

# CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Álvaro Henríquez Salazar,** National Id. Nr 13.233.759-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from October 2013, under Nr. 0226, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Henríquez to present:

**UNITED STATES - SECURITIES AND EXCHANGE COMMISSION**
**FORM 20-F, for the fiscal year ended December 31, 2017**

**Gladys Hernández**
**Executive Secretary**

Santiago, March 12, 2018
CM - 684 - 03 2018

**Information:**

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20.235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MRC), Brazil (CBRR), Kazakhstan (KAZRCA) and Indonesia (KOMBERS), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

CONSEJO MINERO
COLEGIO DE INGENIEROS DE CHILE A.G.
Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 - 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

# CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Orlando Rojas Vercelotti,** National Id. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in **Mining,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present:

**UNITED STATES - SECURITIES AND EXCHANGE COMMISSION**
**FORM 20-F, for the fiscal year ended December 31, 2017**

**Gladys Hernández**
**Executive Secretary**

Santiago, March 12, 2018
CM - 685 – 03 2018

**Information:**

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MRC), Brazil (CBRR), Kazakhstan (KAZRCA) and Indonesia (KOMBERS), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 - 222 343 016

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

A cutoff grade of 1% K is used in the calculation, considering a low margin scenario using only MOP-S as and using diluted brine with higher levels of contaminants as the raw material and with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the drainable porosity data.
•	Grades: The brine chemistry is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions being evaluated.

Reserves are defined as those geographical blocks which belong to properly identified hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

Probable reserves and inferred resources are being explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

We consider chemical parameters to determine the process to be applied to the brines. These parameters are used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Lease Agreement (December 31, 2030). Considering the authorized maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project, considering the same ponds infrastructure existing on January 1, 2018. According to these simulations, a total of 20.9 million metric tons of potassium and 1.55 million metric tons of lithium will be extracted from the producing wells, without considering the returns by direct and indirect reinjection. On the other hand, the proven and probable base reserve, within the authorized area of environmental extraction (RCA 226/06), corresponds to 34.01 million metric tons of potassium and 3.99 million metric tons of lithium, enough to satisfy the demand of the project until the end of the concession.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2017		2016		2015
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	17%	US$282/ton	11%	US$263/ton	29%	US$347/ton
Lithium and Derivatives	71%	US$12,970/ton	66%	US$10,362/ton	51%	US$5,759/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 48,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 6,000 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The following table provides a summary of our production facilities:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,000 Crystallized nitrates: 1,200 Prilled nitrates: 320	8.3	573.1
María Elena (5) (6)	Nitrates and iodine production	35,830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	14.5	433.2
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 9.0	8.3	490.6
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10,441	Nitrates: n/a Iodine: n/a	9.5	7.1
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253,880	Nitrates: n/a Iodine: 3.2	12.4	217.8
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	9.9	1,542.5
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	12.1	178.4
Tocopilla (11)	Port facilities	22	-	12.7	175.4

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 11,000 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

The railway line that runs between our Coya Sur production facilities and our Tocopilla port facilities was damaged in August 2015 as a result of storms in the north of Chile. The train is not currently operating and as a consequence, we have replaced the train with trucks to ship products from Coya Sur. Detailed engineering studies were performed to assess the damage of the railway. During the third quarter of 2016, the report was completed; it concluded that the cost and time needed to repair the railway at this time is not economical in the short and medium term. As a result of this determination, the Company wrote-off the assets related to the train. We do not believe it will materially impact future sales volumes or transportation costs.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We consider the condition of our principal plant and equipment to be good, with the exception of the railway line.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2017, 2016 and 2015:

(in thousands, unless otherwise stated)	2017	2016	2015
Pedro de Valdivia(1)
Metric tons of ore mined	-	-	9,754
Average grade nitrate (% by weight)	-	-	7.8
Iodine (parts per million (ppm))	-	-	424
Metric tons of crystallized nitrate produced	-	-	346
Metric tons of iodine produced	0.9	0.6	2.8

Maria Elena(2)
Metric tons of ore mined	-	-	-
Average grade nitrate (% by weight)	-	-	-
Iodine (ppm)	-	-	-
Metric tons of crystallized nitrate produced	-	-	-
Metric tons of iodine produced	0.0	0.2	0.1

Coya Sur(3)
Metric tons of crystallized nitrate produced	613	573	611

Pampa Blanca(2)
Metric tons of ore mined	-	-	–
Iodine (ppm)	-	-	–
Metric tons of iodine produced	-	-	–

Nueva Victoria
Metric tons of ore mined	36,383	29,902	23,969
Iodine (ppm)	458	454	458
Metric tons of iodine produced	8.8	7.7	7.5

Salar de Atacama (4)
Metric tons of lithium carbonate produced	45	44	33
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,881	2,045	1,988

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the El Toco and Pampa Blanca mines were suspended in November 2013 and March 2010, respectively. During 2014 and 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), potassium sulfate (SOP) and nitrates.

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped, either packaged (polypropylene bags, polyethylene or polypropylene FIBC big bags) or in bulk. The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal or the Coya Sur facility. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. On the other hand, the product transported to the Port of Tocopilla is a final product that will be shipped or transported to the client or affiliate. The raw material of nitrate for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria and the remaining raw material is provided from historical stock stored in Coya Sur that was produced at the Pedro de Valdivia facility when it was operating. This raw material is obtained from the processing of caliche that is extracted from our mines. On the other hand, potassium sulfate is produced at our Salar de Atacama facilities and later transported by trucks to the Port of Tocopilla terminal.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbon plant in the Salar del Carmen area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics (polyethylene bags, multi-layer or polypropylene FIBC big bags), stored within the same facilities and secured in roofed storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique.

Iodine obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which at the time of transportation are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. Thereafter, they are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-SQM Chile plants.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Port of Tocopilla terminal facilities are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The Port of Tocopilla terminal facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships and a crane with a 40 ton capacity for the loading of sealed product onto ships.

The storage facilities consist of a system of six silos, with a total storage capacity of 55,000 metric tons, and a mixed storage area of open storehouses with a total storage capacity of approximately 250,000 metric tons. In addition, to fulfill future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. The products are also put into bags at the Port of Tocopilla terminal facilities where the bagging capacity is established by two bag packaging machines, one for sacks and polypropylene FIBC big bags and one for FFS polyethylene. The products that are packaged in Tocopilla may be subsequently shipped at the same port or may also be consolidated into trucks or containers for its subsequent dispatch to clients by land or sea through containers from other ports, principally located in Antofagasta, Mejillones and Iquique.

For the transportation of bulk product, the transportation belt system extends across the coastline to deliver products directly to the hatches of bulk cargo ships. The nominal load capacity of this shipping system is 1,200 tons per hour. The transportation of packaged product is carried out utilizing the same bulk cargo ships using trailers without motors located in the dock and loaded by a crane with a 40 ton capacity from the Port of Tocopilla terminal. Thereafter, they are towed and unloaded using ship cranes to the respective warehouses.

We normally contract bulk cargo ships to transfer the product from the Port of Tocopilla terminal to our hubs around the world or to clients directly, who, in certain instances, use their own contracted vessels for delivery.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Computer System

In addition to the above-listed facilities, we operate varies computer and information systems linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities and production process and maintenance control. The mainframe computing system is located at our offices in Santiago.

In addition, we have incorporated Cloud technologies to have a platform that allows us to support new business processes, related to IoT (Internet of Things), Advanced Analytics and business enablers.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) e) Description of Business Environment: Risk Factors

Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business financial condition or results of operations. In addition to other information contained in this Annual Report, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by the occurrence any of these risks.

Risks Relating to our Business

We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The SII has conducted investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor also has conducted related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc committee of the Board of Directors (the “ad-hoc Committee”) authorized to conduct an internal investigation relating to the issues that were the subject of the SII and the Chilean Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were former Board members José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review. The U.S. lawyers retained by the ad-hoc Committee were principally charged with reviewing the relevant facts and analyzing those facts against the requirements of the U.S. Foreign Corrupt Practices Act (FCPA). The factual findings of the ad-hoc Committee, however, were ultimately shared with Chilean as well as U.S. authorities.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by former Board member Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then- CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corporation of Saskatchewan Inc. (“PCS”), which was one of SQM’s two principal shareholder groups at such time. PCS merged with Agrium Inc. on January 1, 2018, forming Nutrien Ltd. (“Nutrien”), which is currently the owner of 32% of the total outstanding shares of SQM. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Chilean Public Prosecutor.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were also authorized by the former CEO and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta), filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Chilean Public Prosecutor.

On March 31, 2015, the CMF filed an administrative claim against five then-current and former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the CMF proceeded to fine them UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Chilean Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Chilean Public Prosecutor.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The lower court held that Mr. Contesse’s claim was barred by the statute of limitations. On November 8, 2016, the Santiago Court of Appeals overruled the lower court decision. On March 27, 2017, the Company reached an agreement with Mr. Contesse to terminate the labor lawsuit Mr. Contesse filed against the Company. The amount included in the agreement was provisioned for in the financial statements as of December 31, 2016.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York. On November, 13, 2015, our former CEO and current CEO and CFO were voluntarily dismissed from the case without prejudice. On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company. On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM ADSs between June 30, 2010 and March 18, 2015. For more information on the consolidated class action, see “Item 8.A.7 Legal Proceedings.”

During 2015, the ad-hoc Committee that was established in February 15, 2015, conducted an investigation into whether the Company faced possible liability under the FCPA. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”)).

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million. These penalties were reflected in the 2016 financial statements.

On January 26, 2018, the 8th Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to potential corruption issues and responsibility for the lack of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., have not admitted responsibility in the matter subject to the investigation but agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. As of January 26, 2018, these amounts were equivalent to approximately US$1.5 million and US$2.8 million, respectively, and were accrued in the Consolidated Financial Statements of the Company for 2017. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

The failure to amend the Lease Agreement and the Project Agreement relating to the Salar de Atacama concession could have a material adverse effect on our business, financial condition and results of operations

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, a Chilean government entity (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”). Corfo may not unilaterally amend the Lease Agreement or the Project Agreement. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we were limited to 180,100 tons of total lithium metallic equivalent (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. For the year ended December 31, 2017, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total permitted accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo, SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement to (i) terminate the arbitration proceedings and (ii) amend the Lease Agreement and the Project Agreement. The agreement to amend the Lease Agreement for the Salar de Atacama concession and the Project Agreement seeks to reflect, among other terms, the following: (i) an increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama; (ii) a commitment by SQM Salar to contribute (a) between US$10.8 and US$18.9 million per year to research and development efforts, (b) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (c) 1.7% of total annual sales of SQM Salar to regional development; (iii) the authorization by Corfo to increase the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) an obligation of SQM Salar to offer part of its lithium production (up to a maximum of 25%) at a preferential price to value-added producers that will potentially develop in Chile; (v) an obligation of SQM Salar to strengthen its corporate governance by incorporating various audit, environmental control and coordination mechanisms with Corfo, which shall be set forth in amendments to the By-laws of SQM Salar, including among others: (a) incorporating specific rules for the management of the company, including that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (b) requiring the Board of Directors of SQM Salar to designate a committee to monitor compliance with the Lease Agreement and the Project Agreement and to establish the regulations that will govern this committee and its functions; (vi) extensive regulation regarding the return of assets upon termination of the contracts and granting purchase options; and (vii) prohibitions against the sale of lithium brine extracted from leased mining concessions by the Company, SQM Salar and SQM Potasio S.A. For further information on the terms of the Corfo Arbitration Agreement, see Note 33.2 to our Consolidated Financial Statements. These amendments remain subject to the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República).

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

On February 15, 2018 and February 16, 2018, the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) and the Atacamenos initiated legal actions challenging the amendment of the Lease Agreement and the Project Agreement. The legal actions are pending before the Santiago Court of Appeals.

On March 8, 2018, the CCHEN published its authorization for the increase in the quota of the amount of lithium that may be extracted from the Salar de Atacama concession for all periods for which there are increases under the proposed Lease Agreement amendment with Corfo. The effectiveness of the authorization is subject to certain conditions relating to antitrust matters and the approval of the amendment of the Lease Agreement by the Governing Board of CCHEN. There can be no assurance that all of the conditions to the CCHEN authorization will be satisfied or that the CCHEN authorization will become effective.

In addition, in connection with the Corfo Arbitration Agreement, on December 18, 2017, the companies that are part of the Pampa Group entered into an agreement for the benefit of Corfo (the “Pampa Group Agreement”), which, among other things, provides for: (i) the termination of the Joint Operation Agreement, and (ii) an agreement to not enter into any joint action with third parties that allows Pampa Group to acquire the status of sole controller or joint controller, as defined by article 97 of the Chilean Securities Market Law. The obligations set forth in clause (ii) expire on December 31, 2030. In addition, the Pampa Group Agreement also includes numerous provisions relating to corporate governance and control. The effectiveness of the obligations of the parties to the Pampa Group Agreement is subject to the effectiveness of the amendment of the Lease Agreement and the Project Agreement, which remain subject to the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República) and is currently being challenged by the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) and the Atacamenos. See “Item 8.A.7 Legal Proceedings.” Neither SQM nor any of its subsidiaries, including SQM Potasio S.A. and SQM Salar, is a party to the Pampa Group Agreement.

In the event the Lease Agreement is not amended as contemplated by the Corfo Arbitration Agreement, or the CCHEN authorization for the increased extraction quota consent is delayed or does not become effective, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement. In such event, we would then be unable to continue extraction of lithium under the Lease Agreement, which could have a material adverse impact on our revenues. Therefore, the failure to make effective the amendment of the Lease Agreement and the Project Agreement could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 29.97% of SQM’s total shares as of December 31, 2015. See Section 4)A)i) “Ownership Control Situation”. The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The SVS alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision imposing an aggregate fine against all of the defendants of UF 4,0110,000 (approximately US$144.7 million as of December 31, 2015), including a fine against Mr. Ponce of UF 1,700,000 (approximately US$61.4 million as of December 31, 2015) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.2 million as of December 31, 2015). The defendants are currently challenging the SVS administrative decision before a Chilean Civil Court.

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. The SII requested payment of taxes by the Cascading Companies, and the Cascading Companies have filed a complaint with the tax courts.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

Our annual report for the year ended December 31, 2014 on Form 20-F filed with the SEC identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer as of December 31, 2014

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

World prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. The average price for our potassium chloride and potassium sulfate business line was approximately 7% higher in 2017 compared to 2016. Our sales volumes for this business line were approximately 12% lower in 2017 compared to 2016. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$20 per kilogram in 2017, approximately 12% less than average prices obtained in 2016. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

Driven mostly by an increase in demand related to battery use, lithium demand growth in 2016 was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 80% compared to 2015. In 2017, lithium demand continued to grow creating tight market conditions and increasing prices by 25% compared to 2016. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. In 2017, approximately 42% of our sales were made in emerging market countries: 11% in Latin America (excluding Chile); 9% in Africa and the Middle East (excluding Israel); 7% in Chile and 15% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium carbonate, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 14% in 2017. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserves estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations

Our caliche ore mining reserves estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium, and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCDs. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 64% were represented by 22 labor unions as of December 31, 2017. As of July 31, 2017 we renegotiated collective labor contracts with three unions. As a result, all collective labor contracts were renegotiated for the next three years as of that date. From November 2017, we started a new cycle of the individual labor contract negotiations. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental or “Environmental Evaluation Service”) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. These wells allow the Company to extract approximately 124 liters per second of water, almost 15% of the water used in the Company´s operations in the First Region of Chile for iodine and nitrate production.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

A significant percentage of our shares are held by two principal shareholder groups who may have an interest that is different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations

As of February 7, 2018, two principal shareholder groups held in the aggregate 64.08% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect seven of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

One of the principal shareholder groups is Nutrien (formerly PCS prior to the merger with Agrium Inc. on January 1, 2018), which currently owns 32% of the total outstanding shares of SQM. Nutrien is required to divest all of its ownership in SQM within 18 months of the merger with Agrium Inc. pursuant to the terms of the approval of the merger of PCS and Agrium Inc. by the Competition Commission of India. As of the date of this Annual Report, Nutrien has not yet completed the sale of any portion of its interest in SQM.

The other principal shareholder group consists of the Pampa Group and the Kowa Group (each as defined in “Item 7.A. Major Shareholders”), which currently owns 32.08% of the total outstanding shares of SQM. This shareholder group may lose its Controller Group status under Chilean law upon the termination of the Joint Operation Agreement (as defined in the section “4)A) Ownership and shares: ownership”) as required under the Pampa Group Agreement entered into by the Pampa Group members in connection with the Corfo Arbitration Agreement. See section “4)A) Ownership and shares: ownership”.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, on April 17, 2017, certain entities owned by the Pampa Group, the Kowa Group and PCS entered into an agreement with respect to certain corporate governance matters of SQM. See section “4)A) Ownership and shares: ownership”.

The divestiture by Nutrien, the loss of the Controller Group status by the Pampa Group and the Kowa Group, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2017, the Chilean peso exchange rate was Ch$614.75 per U.S. dollar, while as of December 31, 2016, the Chilean peso exchange rate was Ch$669.47 per U.S. dollar. The Chilean peso therefore appreciated against the U.S. dollar by 8.0% in 2017. As of April 2, 2018, the Observed Exchange Rate was Ch$603.39 per U.S. dollar.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the Euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

As of December 31, 2017, we did not have any outstanding short or long-term debt bearing interest based on LIBOR or other variable interest rates. Should we have such debt in the future, a relative increase in the rate could materially impact our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease Agreement, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. As of December 31, 2017, only 13 years remain on the term of the Lease Agreement and we had extracted approximately 64% of the total accumulated extraction and sales limit of lithium.

On January 17, 2018, Corfo and our subsidiaries SQM Salar and SQM Potasio S.A. entered into the Corfo Arbitration Agreement, which, among other things, provide for the amendment of the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendment of the Lease Agreement and the Project Agreement remains subject to the issuance of the applicable resolutions of the Office of the Comptroller General of the Republic (Contraloría General de la República), as well as the approval by the Governing Board of CCHEN, and is currently being challenged by the Atacamenos Indigenous Organization (Consejo de Pueblos Atacamenos) and the Atacamenos.

In the event the Lease Agreement is not amended, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement.

We also operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 25.5% in 2017 and will increase to a maximum rate of 27% in 2018.

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile or signed with Chile prior to January 1, 2017, whether or not in force. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017 through December 31, 2019 that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with IAS 12, the effects generated by the change in the income tax rate approved by Law No. 20.780 on income and deferred taxes were applied to the income statement as of December 31, 2014.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law (as defined below) or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66 issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he wishes to do so.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in us would be diluted in proportion to the increase in our capital stock.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2017. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

U.S. federal income tax reform could adversely affect us and holders of our shares and ADSs

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which significantly reformed the Internal Revenue Code of 1986, as amended. The impact of this tax reform, or of any future administrative guidance interpreting provisions thereof, on holders of our ADSs or shares is uncertain and could be adverse. Prospective investors are urged to consult with their own legal and tax advisors with respect to any such legislation and the potential tax consequences of purchasing, holding, and disposing of our shares and ADSs.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category tax”, a credit effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

3) f) Description of Business Environment: Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. From 2016 we began to invest in lithium projects outside Chile, starting with the Minera Exar project in Argentina and continuing with Mount Holland project in Australia in 2017.

Our capital expenditures for the years ended December 31, 2017, 2016 and 2015 were as follows:

(in millions of U.S. dollars)	2017	2016	2015
Capital Expenditures	142.1	131.3	111.3

During 2017, we had total capital expenditures of US$142.1 million, primarily related to:

•	Capacity expansion projects related to lithium carbonate and lithium hydroxide production in Chile;
•	Investments in mining workshop and operations centers to relocate operations from Nueva Victoria mine to mining sector Tente en el Aire;
•	Capacity expansion project related to potassium nitrate production;
•	General maintenance of all production units and Tocopilla port in order to ensure the fulfillment of production and sales targets.

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3) DESCRIPTION OF BUSINESS ENVIRONMENT

During 2016, we had total capital expenditures of US$131.3 million, primarily related to:

•	Completion of the project related to the expansion of ponds at Nueva Victoria to increase the production of iodine and nitrates;
•	Capacity expansion projects related to our potassium nitrate production;
•	Capacity expansion project related to our lithium hydroxide production;
•	Improvements in the open storage areas at the Port of Tocopilla;
•	General maintenance of all production units in order to ensure the fulfillment of production targets and the safety of all of our employees.

During 2015, we had total capital expenditures of US$111.3 million, primarily related to:

•	Expansion of ponds at Nueva Victoria in order to increase the production of iodine and nitrates;
•	Refining system at potassium nitrate plants;
•	Exploration and construction of new wells to sustain production at the Salar de Atacama and
•	Maintenance of production facilities in order to ensure production goals are met, as well as improvements in the open storage areas at the Port of Tocopilla.

The Board of Directors has approved a capital expenditure framework for 2018 of approximately US$517 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily in lithium. We estimate that we will invest approximately US$360 million in our operations in Chile, including maintenance of our production facilities, an additional expansion of lithium carbonate capacity to 100,000 metric tons, completion of hydroxide capacity expansion, the expansion of iodine production capacity in Nueva Victoria and the expansion of productive capacity of potassium nitrate in Coya Sur. Our projected investments of approximately US$157 million in projects outside Chile include the development of lithium projects Minera Exar in Argentina and Mount Holland in Australia. We do not expect that our 2018 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

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4) OWNERSHIP AND SHARES

4) OWNERSHIP AND SHARES

4) a) Ownership and Shares: Ownership

i) Ownership Control Situation

At December 31, 2017, SQM has a “controlling group” as such term is defined in Title XV of Chilean Law No. 18,045. SQM has been informed that, as of December 31, 2017, Mr. Julio Ponce Lerou (ID No. 4.250.719-9) and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.97% of all shares of SQM (consisting of 71,871,838 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.72% of SQM, as of December 31, 2016; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining Chile Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, “Pampa Group”), control 29.97% of SQM. For the breakdown by series of share of the Pampa Group’s ownership of shares in SQM, see Section 4)A)iii) Identification of 12 Largest Shareholders.

As of December 31, 2017, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and La Esperanza Delaware Corporation (together, “Kowa Group”) are owners of 2.11% of all shares in SQM. On December 21, 2006, Pampa Group and Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of “controlling group” of the Company. The aforementioned Joint Operation Agreement refers to a filing made with the CMF that was filed by Sociedad de Inversiones Pampa Calichera S.A. on December 21, 2006, as amended on April 3, 2008 and March 17, 2009.

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4) OWNERSHIP AND SHARES

Ownership Control Situation

INVERSIONES SQ LTDA.
99.99%
INVERSIONES SQYA LTDA.
67.59%
0.0258%
NORTE GRANDE S.A.
76.82%
76.34%
SOCIEDAD DE INVERSIONES ORO BLANCO S.A.
NITRATOS DE CHILE S.A.
88.64%
98.89%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.
10.07%
POTASIOS DE CHILE S.A.
99.99%
19.72%
INVERSIONES GLOBAL MINING CHILE LIMITADA
3.34%
SQM S.A.
6.91%

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4) OWNERSHIP AND SHARES

ii) Identification of Non-Controlling Majority Shareholders

As of December 31, 2017, Potash Corporation of Saskatchewan Inc. (“PCS”) owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile S.A. and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887 of SQM’s shares, or 32.00% of SQM’s total shares.

iii) Identification of 12 Largest Shareholders

As of December 31, 2017, the 12 largest shareholders including both Series A and Series B shares were:

Series A + Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	54,599,961	20.74%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2)	96.511.530-7	51,901,840	19.72%
INVERSIONES EL BOLDO LIMITADA	77.633.940-7	45,693,872	17.36%
INVERSIONES RAC CHILE SA	79.744.950-4	21,403,015	8.13%
POTASIOS DE CHILE SA(2)	76.165.311-3	18,179,147	6.91%
INVERSIONES PCS CHILE LIMITADA	77.297.720-4	17,126,000	6.51%
INVERSIONES GLOBAL MINING CHILE LIMITADA(2)	96.863.960-9	8,798,539	3.34%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	8,394,289	3.19%
BANCO ITAU CORPBANCA POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.023.000-9	7,036,629	2.67%
BANCO SANTANDER POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.036.000-K	4,593,336	1.75%
INVERSIONES LA ESPERANZA CHILE LIMITADA(2)	79.798.650-K	3,758,098	1.43%
MBI CORREDORES DE BOLSA SA	96.921.130-0	2,502,475	0.95%
Subtotal 12 Largest Shareholders, Series A and B		243,987,201	94.70%
Total Shares, Series A and B		263,196,524	100%

(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Indicates shareholder belongs to Controlling Group.

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4) OWNERSHIP AND SHARES

As of December 31, 2017, the 12 largest shareholders of Series A shares were:

Series A	Taxpayer ID	Number of Shares	% Ownership
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(1)	96.511.530-7	44,894,152	31.43%
INVERSIONES EL BOLDO LIMITADA	77.633.940-7	29,330,326	20.54%
INVERSIONES RAC CHILE SA	79.744.950-4	19,200,242	13.44%
POTASIOS DE CHILE SA(1)	76.165.311-3	18,179,147	12.73%
INVERSIONES PCS CHILE LIMITADA	77.297.720-4	15,526,000	10.87%
INVERSIONES GLOBAL MINING CHILE LIMITADA(1)	96.863.960-9	8,798,539	6.16%
INVERSIONES LA ESPERANZA CHILE LIMITADA(1)	79.798.650-K	3,711,598	2.60%
KOWA CO LTD(1)	59.046.730-8	781,429	0.55%
KOCHI S.A. (1)	96.518.570-4	737,057	0.52%
LA ESPERANZA DELAWARE CORPORATION(1)	59.023.690-K	227,550	0.16%
BANCHILE CORREDORES DE BOLSA S.A.	96.571.220-8	181,125	0.13%
INVERSIONES RENTAMAX LIMITADA	76.056.187-8	154,000	0.11%
Subtotal 12 Largest Shareholders, Series A		141,721,165	99.23%
Total Shares, Series A		142,819,552	100%

(1)	Indicates shareholder belongs to Controlling Group.

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4) OWNERSHIP AND SHARES

As of December 31, 2017, the 12 largest shareholders of Series B shares were:

Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	54,599,961	45.36%
INVERSIONES EL BOLDO LIMITADA	77.633.940-7	16,363,546	13.59%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	8,394,289	6.97%
BANCO ITAU POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.023.000-9	7,017,504	5.83%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2)	96.511.530-7	7,007,688	5.82%
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	97.036.000-K	4,593,336	3.82%
MBI CORREDORES DE BOLSA SA	96.921.130-0	2,501,593	2.08%
INVERSIONES RAC CHILE SA	79.744.950-4	2,202,773	1.83%
INVERSIONES PCS CHILE LIMITADA	77.297.720-4	1,600,000	1.33%
BANCHILE CORREDORES DE BOLSA SA	96.571.220-8	1,337,067	1.11%
RENTA 4 CORREDORES DE BOLSA S.A.	76.529.250-6	1,181,000	0.98%
LARRAIN VIAL S.A. CORREDORA DE BOLSA	80.537.000-9	1,167,776	0.97%
Subtotal 12 Largest Shareholders, Series B		107,966,533	89.69%
Total Shares, Series B		120,376,972	100%

(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Indicates shareholder belongs to Controlling Group.

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4) OWNERSHIP AND SHARES

The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. According to public 13F filings with the U.S. Securities and Exchange Commission, the 12 largest ADS holders as of December 31, 2017 were:

ADSs (Series B)	Taxpayer ID	Number of ADSs	% Ownership Series B	% Ownership Total Shares
William Blair Investment Management LLC	N/A	2,724,430	2.26%	1.04%
SailingStone Capital Partners LLC	N/A	2,675,600	2.22%	1.02%
Global X Management Co. LLC	N/A	2,279,880	1.89%	0.87%
Aberdeen Asset Managers Ltd.	N/A	2,094,650	1.74%	0.80%
Adage Capital Management LP	N/A	1,757,728	1.46%	0.67%
Axiom International Investors LLC	N/A	1,636,150	1.36%	0.62%
Fidelity Management & Research Co.	N/A	1,409,888	1.17%	0.54%
The Vanguard Group, Inc.	N/A	1,375,860	1.14%	0.52%
Tide Point Capital Management LP	N/A	1,105,535	0.92%	0.42%
Renaissance Technologies LLC	N/A	901,300	0.75%	0.34%
BAMCO, Inc.	N/A	866,086	0.72%	0.33%
Artisan Partners LP	N/A	815,238	0.68%	0.31%
Subtotal 12 Largest ADS Holders		19,642,345	16.32%	7.46%
Total ADSs as of December 31, 2016		54,599,961	45.36%	20.74%

iv) Total Number of Shareholders

The following table shows the total number of SQM´s shareholders as of December 31, 2017:

	Shareholders Registry	ADS Holders Registry	Total Holders
Total Number of Shareholders, Series A and B	1.240	63	1.303
Total Number of Shareholders, Series A	373	-	373
Total Number of Shareholders, Series B	1.161	63	1.224

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4) OWNERSHIP AND SHARES

v) Significant Changes in SHARE Ownership

There have not been any major changes in SQM’s share ownership during the year 2017.

4) b) OWNERSHIP STRUCTURE AND SHARES: SHARES AND THEIR CHARACTERISTICS AND RIGHTS

i) DescripTION OF SERIES OF SHARES

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Chilean Fire Department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B shares request so and to call for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. Articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company’s profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

The Company By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

As established in article 103 of Law No. 18,046, a company subject to the supervision of the SVS may be liquidated in the following cases:

(a)	Expiration of the duration term, if any, as established in its By-laws;
(b)	All the shares end up in the possession of one individual for more than ten continuous days;
(c)	By agreement of an Extraordinary Shareholders Meeting;
(d)	By abolition, pursuant to applicable laws, of the decree that authorized its existence;
(e)	Any other reason contemplated in its By-laws.

Article 40 of the Company’s By-laws states that in the event of liquidation, the Shareholders’ Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

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4) OWNERSHIP AND SHARES

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article 28 of the Company By-laws.

Total number of shares:

•	Series A: 142,819,552
•	Series B: 120,376,972

ii) DIVIDEND POLICY

SQM’s dividend policy for 2017, which was announced at the General Ordinary Shareholders’ Meeting on April 28, 2017, was to distribute to the SQM’s shareholders as a final dividend a percentage of our net income that is determined as per following financial parameters:

-	100% of the 2017 net income, when the following financial parameters are met: (a) the total sum of cash and cash equivalent, and other current financial assets (“Cash”) divided by the total sum of the current financial liabilities (“Current Financial Liabilities”) is equal to or greater than 2.5 times, and (b) the total sum of the current liabilities and the non-current liabilities (“Total Liabilities”) divided by the total sum of the equity (“Equity”) is equal to or less than 1.1 times.

-	80% of the 2017 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 2.0 times, and (b) the total sum of the Total Liabilities divided by the total Equity is equal to or less than 1.2 times.

-	60% of the 2017 net income when the following financial parameters are met: (a) Cash divided by Current Financial Liabilities is equal to or greater than 1.5 times, and (b) Total Liabilities divided by Equity is equal to or less than 1.3 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2017 net income.

According to the dividend policy for 2017, the dividends are distributed and paid during 2017, in the form of three interim dividends (dividendos provisorios) that will be charged against the final dividend. At the ordinary shareholders meeting that will be held in 2018, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed above, discounting the total amount of the interim dividends previously distributed during 2017.

On May 17, 2017, the Board of Directors agreed to pay and distribute on June 15, 2017 a provisional dividend of US$103 million, equivalent to US$0.39222 per share, to be charged against the 2017 net income.

On August 23, 2017, the Board of Directors agreed to pay and distribute on September 14, 2017 a provisional dividend of US$101 million, equivalent to US$0.38432 per share, to be charged against the 2017 net income.

On November 22, 2017, the Board of Directors agreed to pay and distribute on December14, 2017 a provisional dividend of US$113 million, equivalent to US$0.42879 per share, to be charged against the 2017 net income.

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4) OWNERSHIP AND SHARES

iii) (1) STATISTICAL INFORMATION: DIVIDENDS

All series A and series B shares carry equal rights to share in any dividend declared on SQM’s shareholder capital in circulation. During the past three years, the Company has paid out the following dividends:

Payout Year	US$ Total (in millions)	US$/Share
2015	39.0	0.14811
2015 (Interim)	84.0	0.31915
2016	22.6	0.08581
2016 (Special)	150.0	0.56992
2016 (Interim)	225.0	0.85487
2017	53.3	0.20248
2017 (Interim)	103.2	0.39222
2017 (Interim)	101.2	0.38432
2017 (Interim)	112.9	0.42879

iii) (2) STATISTICAL INFORMATION: SHARE TRANSACTIONS

SQM’s Series A and Series B shares are traded on the Santiago Stock Exchange, the Santiago Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company’s Series B shares are traded as ADSs on the New York Stock Exchange. As of March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, the Series B shares had a stock market presence (presencia bursátil) in the Santiago Stock Exchange of 100%, and the Series A shares did not have a stock market presence.

Information on SQM’s shares on Chilean stock exchanges:

	Average Price (Ch$/Share)		Number of Shares Traded		Amount Traded (Millions of Ch$)
	SQM-A	SQM-B	SQM-A	SQM-B	SQM-A	SQM-B
2017	25,289.49	27,159.79	51,325	65,675,843	1,381	1,822,615
I Quarter	22,082.99	21,346.10	7,773	14,471,667	168	309,153
II Quarter	22,546.13	23,427.37	10,101	17,415,152	237	408,935
III Quarter	24,863.39	28,300.72	19,529	16,675,134	495	481,649
IV Quarter	32,113.77	36,236.06	13,922	17,113,890	481	622,878

Source: Bloomberg, Composite Exchange

Information on SQM’s shares on the New York Stock Exchange:

	Average Price (US$/ADS)	Number of Shares Traded	Amount Traded (Millions of US$)
	SQM-B	SQM-B	SQM-B
2016	42.52	247,016,910	11,316
I Quarter	32.54	38,546,208	1,250
II Quarter	35.13	58,716,834	2,072
III Quarter	44.91	71,140,321	3,474
IV Quarter	57.34	78,613,547	4,520

Source: Bloomberg, Composite Exchange

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) a) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE BOARD OF DIRECTORS as of December 31, 2017

i) NUMBER OF PERSONS BY GENDER

Number of female directors	1
Number of male directors:	7

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean directors:	4
Number of foreign directors:	4

iii) NUMBER OF PERSONS BY AGE

Number of directors whose age is:

Under 30 years:	0
30 to 40 years:	0
41 to 50 years:	3
51 to 60 years:	3
61 to 70 years:	2
Over 70 years:	0

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of directors who, as of December 31, 2017, have held the position of director of SQM for:

Less than 3 years:	8
Between 3 and 6 years:	0
More than 6 and less than 9 years:	0
Between 9 and 12 years:	0
More than 12 years:	0

5) B) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN EXECUTIVE MANAGEMENT as of december 31, 2017

i) NUMBER OF PERSONS BY GENDER

Number of female executive officers:	0
Number of male executive officers:	12

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean executive officers:	11
Number of foreign executive officers:	1

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

iii) NUMBER OF PERSONS BY AGE

Number of executive officers whose age is:

Under 30 years:	0
30 to 40 years:	4
41 to 50 years:	3
51 to 60 years:	4
61 to 70 years:	1
Over 70 years:	0

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of executive officers who, as of December 31, 2017, have worked at SQM for:

Less than 3 years:	2
Between 3 and 6 years:	2
More than 6 and less than 9 years:	0
Between 9 and 12 years:	2
More than 12 years:	6

5) C) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE ORGANIZATION

i) NUMBER OF PERSONS BY GENDER

Total number of female employees:	727
Total number of male employees:	4.194

ii) NUMBER OF PERSONS BY NATIONALITY

Total number of Chilean employees:	4.630
Total number of foreign employees:	291

iii) NUMBER OF PERSONS BY AGE

Total number of employees whose age is:

Under 30 years:	791
30 to 40 years:	1.878
41 to 50 years:	1.329
51 to 60 years:	742
61 to 70 years:	177
Over 70 years:	4

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Total number of employees who, as of December 31, 2017, have worked at SQM for:

Less than 3 years:	1.858
Between 3 and 6 years:	1.478
More than 6 and less than 9 years:	441
Between 9 and 12 years:	433
More than 12 years:	711

85

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) D) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: SALARY GAP BY GENDER

Proportion of the average gross base salary represented by female employees compared to male employees, disclosed according to the type of position:

Position Type	Hay Methodology Group Level (1)		Female Employees (%)
Administrative	12		93

Manager (Support Area)	18	(2)	N/A
	19	(2)	N/A
	21	(2)	N/A
	18		104
	19		83
	20		110
Manager (Sales Area)	20	(2)	N/A

Chief Executive Officer	26	(2)	N/A

Manager (Operations Area)	19	(2)	151
	20	(2)	N/A
	21	(2)	N/A
			N/A
Manager	13	(2)	N/A
	14		108
	15		91

Manager	13		106
	14		86
	15		100
	16		94

Department Head	15		92
	16		91
	17	(2)	N/A

Operator	11		97
	12		102
	13	(2)	N/A

Professional	12		0
	13		104
	14		102
	15		99

Senior Professional	14		109
	15		133
	16		88

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5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

Position Type	Hay Methodology Group Level (1)		Female Employees (%)

Superintendent/Deputy Manager	15	(2)	N/A
	16		94
	17		129
	18		107
	19	(2)	N/A

Operations Supervisor	13		125

Technician	12		88
	13		94

Salesperson	13		132

Vice President	21	(2)	N/A
	22	(2)	N/A
	23	(2)	N/A

(1)	The Hay Methodology is a system that is used at companies around the world in order to evaluate positions in such a way that they can be compared among companies of different sizes and industries. Group levels are determined on the basis of multiple variables, including company size and the level of responsibility assigned to the position (defined primarily as a function of knowledge, autonomy and responsibility for results).
(2)	All employees at this position/group level are men.

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6) MANAGEMENT AND PERSONNEL

6) MANAGEMENT AND PERSONNEL

6) a) MANAGEMENT AND PERSONNEL: ORGANIZATIONAL CHART

Organizational Chart

(1)	On April 11, 2017, Pauline De Vidts left the Company and the area of VP Public Affairs and Sustainability was reformed and incorporated into VP Corporate Services, General Counsel and VP Operations.

6) b) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE BOARD OF DIRECTORS

i) GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

SQM’s Board of Directors comprises 8 members, none of which are alternate directors. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. The last election of the Board of Directors took place at the ordinary shareholders’ meeting held on April 28, 2017. On January 24, 2018, Joanne L. Boyes and Robert A. Kirkpatrick presented to the Board of Directors their resignations from the position as directors of SQM. On the same day, Darryl Stann was appointed as Company´s director, replacing Joanne L. Boyes. On February 19, 2018, Mr. Mark F. Fracchia was appointed as SQM´s director replacing Mr. Kirkpatrick. As a result of the resignation of Ms. Boyes and Mr. Kirkpatrick, pursuant to the Company’s By-laws, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 27, 2018.

88

6) MANAGEMENT AND PERSONNEL

ii) IDENTIFICATION OF THE BOARD MEMBERS

Directors as of December 31, 2017:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection
Eugenio Ponce Lerou	Chairman	Mechanical Engineer	5.370.715-7	Apr. 2016	Apr. 2017
Gerardo Jofré Miranda	Vice Chairman	Business Administrator	5.672.444-3	Apr. 2017	N/A
Joanne L. Boyes	Director	Chartered Professional Accountant	48.188.014-9	Apr. 2015	Apr. 2017
Hernán Büchi Buc	Director	Civil Engineer	5.718.666-6	Apr. 2017	N/A
Gonzalo Guerrero Yamamoto	Director	Lawyer	10.581.580-8	Apr. 2016	Apr. 2017
Robert A. Kirkpatrick	Director	Lawyer	48.187.982-5	Apr. 2015	Apr. 2017
Fernando Massu Tare	Director	Business Administrator	6.783.826-2	Apr. 2017	N/A
Arnfinn F. Prugger	Director	Geoscientist	48.187.981-7	Apr. 2015	Apr. 2017

Directors not on the Board as of December 31, 2017 but who were on the Board within the last two years:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection	Date Left Board
Juan Antonio Guzmán Molinari	Chairman	Chemical and Mechanical Engineer	5.123.918-0	Apr. 2013	n/a	Apr. 2016
Wolf Von Appen Behrmann	Director	Entrepreneur	2.884.455-7	May 2005	Apr. 2015	Apr. 2016
Edward J. Waitzer	Vice Chairman	Lawyer	21.376.788-7	Apr. 2015	Apr. 2016	Apr. 2017
Hans Dieter Linneberg Arancibia	Director	Economist	8.321.556-9	Apr. 2015	Apr. 2016	Apr. 2017
Julio Rebolledo Díaz	Director	Academic and consultant	12.587.799-0	Apr. 2016	N/A	Apr. 2017

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6) MANAGEMENT AND PERSONNEL

iii) REMUNERATIONS OF THE DIRECTORS

Summary of remunerations paid to members of the Board of Directors between January and December 2017 (in Ch$):

	SQM S.A.
	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee		SQMC S.A. Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Total	Fixed	Total
Luis Eugenio Ponce Lerou	117,050,478	249,564,682					366,615,160	9,571,861	376,187,021
Hans Dieter Linneberg A.	21,148,732	110,917,489	7,930,776	36,972,496	5,287,185		182,256,678		182,256,678
Gonzalo Guerrero Yamamoto	63,812,422	110,917,489				15,953,107	190,683,018		190,683,018
Julio Cesar Rebolledo Diaz	26,418,328	110,917,488	9,906,874	36,972,496			184,215,186		184,215,186
Edward J. Waitzer	26,418,328	110,917,488	9,906,874	36,972,569	6,604,583		190,819,842		190,819,842
Robert A. Kikpatrick	95,162,822	110,917,701			23,790,710		229,871,233		229,871,233
Arnfinn F. Prugger	95,162,822	110,917,701				23,790,710	229,871,233		229,871,233
Joanne L. Boyes	95,162,822	110,917,701	13,989,025			14,464,693	234,534,241		234,534,241
Hernan Büchi Buc	37,304,063				9,326,017	9,326,017	55,956,097		55,956,097
Gerardo Jofré Miranda	37,304,064		13,989,025		9,326,017		60,619,106		60,619,106
Fernando Massu Taré	37,304,062		13,989,025				51,293,087		51,293,087
TOTAL	652,248,943	1,025,987,739	69,711,599	110,917,561	54,334,511	63,534,526	1,976,734,879	9,571,861	1,986,306,740

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6) MANAGEMENT AND PERSONNEL

Summary of remunerations paid to members of the Board of Directors between January and December 2016 (in Ch$):

	SQM S.A.								SQMC S.A.
	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee	Ad-Hoc Committee		Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Fixed	Total	Fixed	Total
Luis Eugenio Ponce Lerou	62,862,957	-	-	-	-	-	-	62,862,957	9,378,257	9,378,257
Edward J. Waitzer	67,475,936	85,483,912	25,306,478	28,494,860	16,868,988	-	7,709,225	231,339,399	-	-
Joanne L. Boyes	36,035,504	85,483,912	-	-	-	9,008,878	-	130,528,294	-	-
Hernán Büchi Buc	20,613,068	85,483,912	7,729,901	28,494,860	-	-	-	142,321,741	-	-
Gonzalo Guerrero Yamamoto	41,908,638	-	-	-	-	10,477,162	-	52,385,800	-	-
Juan Antonio Guzmán Molinari	38,608,329	192,338,636	-	-	-	-	-	230,946,965	-	-
Robert A. Kirkpatrick	36,035,504	85,483,912	-	-	9,008,878	-	7,709,225	138,237,519	-	-
Hans Dieter Linneberg A.	67,647,524	85,483,912	25,367,824	28,494,860	16,911,885	-	-	223,906,005	-	-
Arnfinn F. Prugger	36,035,504	85,483,912	-	-	-	9,008,878	-	130,528,294	-	-
Julio Cesar Rebolledo Diaz	36,639,042	-	13,739,642	-	-	-	-	50,378,684	-	-
Wolf Von Appen B.	30,858,568	85,483,912	-	-	-	7,714,644	7,714,644	131,771,768	-	-
TOTAL	474,720,574	790,726,020	72,143,845	85,484,580	42,789,751	36,209,562	23,133,094	1,525,207,426	9,378,257	9,378,257

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6) MANAGEMENT AND PERSONNEL

iv) ADVISORY SERVICES CONTRACTED BY THE BOARD OF DIRECTORS

During 2016, the Board of Directors contracted the following advisory services:

Entity	Type of Service	Amount (US$)
PriceWaterhouseCoopers	Financial statement audit	US$1,40 million
Shearman & Sterling	Legal	US$0,55 million
Grupo Vial Serrano	Legal	US$0,07 million
Others	Legal	US$0,04 million
TOTAL		US$2,06 million

v) BOARD OF DIRECTORS TRAINING

During 2017, the Board of Directors received training in the following areas:

(1)	Orientation for new Board members
(2)	Labour Law
(3)	Securites Market Law and FCPA
(4)	Tax Legislation
(5)	SQM’s By-laws

6) c) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE DIRECTORS’ COMMITTEE

i) DIRECTORS’ COMMITTEE FORMED IN ACCORDANCE WITH ARTICLE 50 PART TWO OF LAW NO, 18,046

As of December 31, 2017, the Company had a Directors’ Committee to carry out the functions established under Article 50, part two, of Law No, 18,046.

ii) IDENTIFICATION OF MEMBERS OF THE DIRECTORS’ COMMITTEE

As of December 31, 2017, the Company’s Directors’ Committee was comprised of three Directors: Mr. Gerardo Jofré M., Mr. Fernando Massu T. and Ms. Joanne L. Boyes. Under the regulations in force as of December 31, 2017, Messrs. Jofré and Massu held and continue to hold the position of Independent Director. Ms. Boyes, who was an executive officer of Nutrien (formerly PCS prior to the merger with Agrium Inc. on January 1, 2018) during her service on our Directors’ Committee, served as an observer on audit committee matters. Mr. Jofré held and continues to hold the position of Chairman of the Directors’ Committee.

The members of this Directors’ Committee were elected on April 28, 2017. On that date, three elected directors became new members of the Directors´ Committee, replacing Hans Dieter Linneberg A., Julio Rebolledo D. and Edward J. Waitzer. The Directors’ Committee had previously remained unchanged since May 18, 2016.

iii) REMUNERATIONS OF THE DIRECTORS’ COMMITTEE

On April 28, 2017, it was agreed at the SQM Ordinary Shareholders’ Meeting that each Director sitting on the Directors’ Committee would receive monthly remunerations of 75 UF, and annual remunerations equivalent to 0,02% of the Company’s liquid net earnings for the 2017 financial year. This compensation package is fixed regardless of the number of sessions held by the Committee during the period, and separate to the remunerations received by the members in their capacity as members of the Company’s Board of Directors.

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For further information about remunerations paid to the members of the Directors’ Committee during 2017 and 2016, see section 5)B)iii) Remunerations of the Directors.

iv) ACTIVITIES OF THE DIRECTORS’ COMMITTEE

During 2017, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act; (viii) the report on internal control of the Company and (ix) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2017.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2017 business year and the Report issued thereon by the External Auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2017 business year.

(b)	Examined at its meeting No. 118 on November 22, 2017, the execution of a bond issue agreement (“Agreement”) with BTG Pactual. BTG Pactual is a related party because SQM´s director Mr. Massú is a president of that entity. The Director´s Committee approved the Agreement. In its meeting No. 746 on November 22, 2017, the Board of Directors was duly informed of such approval and, in turn, also confirmed that the Agreement was on terms, prices and other conditions similar to those prevailing in the respective markets at the pertinent time and approved the execution of the Agreement, by the unanimous vote of directors present at the meeting with the abstention of Mr. Massú.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(b)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No, 18,046.

On April 28, 2017, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the annual remuneration of the members of the Committee. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting.

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Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three Directors, of which at least one member should preferably be independent from the controller (i.e., any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.

v) ADVISORY SERVICES CONTRACTED BY THE DIRECTORS’ COMMITTEE

During 2017 the Committee incurred expenses of approximately US$167,000 related to the advisory services of Internal Audit and SOX Audit.

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6) d) MANAGEMENT AND PERSONNEL: MAIN EXECUTIVES

i) IDENTIFICATION OF EXECUTIVE OFFICERS

As of December 31, 2017, the following executives served on the Company’s executive management team:

Name	Position	Profession	Chilean Taxpayer ID	In Position Since	Years of Service at SQM(1)
Patricio de Solminihac T.	Chief Executive Officer	Industrial Civil Engineer	6.263.302-6	Mar. 2015	30 years
Ricardo Ramos R.	Chief Financial Officer and Vice President of Corporate Services	Industrial Civil Engineer	8.037.690-1	May.2016	29 years
Gonazlo Aguirre T.	General Counsel	Lawyer	13.441.419-7	Sep. 2016	2 years
Pablo Altimiras C.	Vice President of Development and Planning	Industrial Civil Engineer	13.657.862-6	May. 2016	12 years
Juan Carlos Barrera P.	Vice President of Operations, Potassium and Lithium	Industrial Civil Engineer	10.528.182-K	Jan. 2007	27 years
Jose Miguel Berguño C.	Vice President of Human Resources and Performance	Industrial Civil Engineer	10.903.992-6	May.2016	6 years
Frank Biot	Vice President of Sales, Potassium and Nitrate	Economist	N/A	May. 2016	33 years
Carlos Díaz O.	Vice President of Operations, Nitrates and Iodine	Industrial Civil Engineer	10.476.287-5	Oct. 2012	22 years
Gerardo Illanes G.	Vice President of Finance	Industrial Civil Engineer	13.904.120-8	May. 2016	12 years
Daniel Jiménez Sch.	Vice President of Sales, Iodine, Lithium and Industrial Chemicals	Industrial Civil Engineer	6.362.533-7	May. 2016	27 years
Raúl Puerto M.	Internal Audit Manager	Industrial Engineer	14.757.436-K	Jan. 2016	2 years
Andrés Yaksic B.	Risk Management and Compliance Officer	Industrial Civil Engineer	15.313.670-K	Oct. 2015	10 years

(1)	Years of service at SQM includes SQM S.A. and its subsidiaries.

ii) REMUNERATIONS OF MAIN EXECUTIVES

Remunerations for the main executives for 2017 and 2016 were as follows:

Year	Number of Executives (1)	Fixed Salary (Millions of Ch$)	Variable Salary (Millions of Ch$)	Total Salary (Millions of Ch$)
2017	115	11,798	5,026	16,824
2016	105	10,951	2,732	13,683

(1) Considers the average number of executives during the period.

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iii) COMPENSATION PLANS

Executive incentive plans: the organization’s goal is to create value for its interest groups, and to this end SQM S.A. has developed a variable incentives system that recognizes people’s commitment to the organization and its operating results.

Directors: the only remunerations assigned to the Board of Directors are disclosed in section 5)B)iii) Remunerations of the Directors. The Company has not implemented any incentive plans for its Directors.

SQM Executive Officers: the Company provides its executives with an annual bonus plan, based on Company’s operating results and safety indices. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

6) e) MANAGEMENT AND PERSONNEL: NUMBER OF EMPLOYEES

As of December 31, 2017, SQM and its subsidiaries had 4,921 employees, detailed as follows:

Employee Type	Parent	Subsidiaries	Total
Executives	43	77	120
Professionals	143	942	1,085
Technicians and operators	248	3,177	3,425
Foreigners	19	272	291
Total	453	4,468	4,921

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6) MANAGEMENT AND PERSONNEL

6) f) MANAGEMENT AND PERSONNEL: SHARE OWNERSHIP OF EXECUTIVE OFFICERS AND BOARD MEMBERS

We have been informed that the following Directors own shares of SQM as of December 31, 2017:

Name	Position	Percentage of Shares in SQM
Eugenio Ponce Lerou	Chairman	0%
Gerardo Jofré Miranda	Vice Chairman	0%
Joanne L. Boyes	Director	0%
Hernán Büchi Buc	Director	0%
Gonzalo Guerrero Yamamoto	Director	<1%
Robert A. Kirkpatrick	Director	0%
Fernando Massu Tare	Director	0%
Arnfinn F. Prugger	Director	0%

We have been informed that the following executive officers own shares of SQM as of December 31, 2017:

Name	Position	Percentage of Shares in SQM
Patricio de Solminihac T.	Chief Executive Officer	0%
Ricardo Ramos R.	Chief Financial Officer and Vice President of Corporate Services	0%
Gonzalo Aguirre T.	General Counsel	0%
Pablo Altimiras C.	Vice President of Development and Planning	0%
Juan Carlos Barrera P.	Vice President of Operations, Potassium and Lithium	<1%
Jose Miguel Berguño C.	Vice President of Human Resources and Performance	<1%
Carlos Díaz O.	Vice President of Operations, Nitrates and Iodine	0%
Gerardo Illanes G.	Vice President of Finance	<1%
Daniel Jiménez Sch.	Vice President of Sales of Iodine, Lithium and Industrial Chemicals	0%
Raúl Puerto M.	Internal Audit Manager	0%
Andrés Yaksic B.	Risk Management and Compliance Officer	0%

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) a) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES: SUBSIDIARIES AND ASSOCIATES

Subsidiaries in Chile

AGRORAMA S.A.:
Type of company:	Corporation
Capital:	US$162,700
Ownership:	99.999% SQMC S.A.
0.001% minority interest
Investment as % of SQM S.A.’s
individual assets:	-0. 0509874%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Daniel Pizarro Rosas
Rodrigo Millán Riffo
Enrique Olivares Carlini
CEO:	Carlos Arredondo Belmar
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4280, office 1106, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 3883
Fax:	(56) 2 2425 2068

AJAY-SQM CHILE S.A.:
Type of company:	Corporation
Capital:	US$5,313,794
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.2371145%
Corporate purpose:	Iodine processing
Board of Directors:	Daniel Jimenez S.*
Felipe Smith de A.
Alan Shipp
Charles Pittard
CEO:	Marco Orellana L.
Relationship with parent company:	Production
Contracts with parent company:	Distribution
Address:	Avda Pdte. Eduardo Frei N° 4900, Renca, Santiago, Chile
Telephone:	(56) 2 2443 7110
Fax:	(56) 2 2443 7114

ALMACENES Y DEPOSITOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,263,943
Ownership:	99% SQM Potasio S.A.
1% SQM S.A.

* Director, CEO o Executive Office of SQM S.A.

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Investment as % of SQM S.A.’s
individual assets:	0.0096117%
Corporate purpose:	General deposit activities
Board of Directors:	None
CEO:	Patricio de Solminihac T.*
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

COMERCIAL AGRORAMA LTDA
Type of company:	Limited liability corporation
Capital:	US$1,301,600
Ownership:	70% SQMC S.A.
30% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	-0.0071379%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Daniel Pizarro R.
Rodrigo Millán R.
Enrique Olivares C.
Tullio Callegari P.
Alejandro Bitrán M.
CEO:	Carlos Arredondo B.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, office 1106, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

COMERCIAL HYDRO S.A.:
Type of company:	Corporation
Capital:	US$4,818,186
Ownership:	99.9999% SQMC S.A.
0.0001% SQMC Internacional Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.0816901%
Corporate purpose:	Import and marketing of fertilizers
Board of Directors:	Carlos Ríos M.
Roberto Campusano B.
Daniel Pizarro R.
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

EXPLORACIONES MINERAS S.A.:
Type of company:	Corporation
Capital:	US$30,100,000
Ownership:	0.269103% SQM S.A.
99.730897% SQM Potasio S.A.

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Investment as % of SQM S.A.’s
individual assets:	0.7137683%
Corporate purpose:	Operation of other mines and quarries
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jimenez S.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2434

INSTITUCION DE SALUD PREVISIONAL NORTE GRANDE LTDA.:
Type of company:	Limited liability corporation
Capital:	US$81,350
Ownership:	99% SQM Industrial S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0180448%
Corporate purpose:	Administration of health matters for SQM S.A.
Board of Directors:	Not applicable
CEO:	Humberto Riquelme
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	Aníbal Pinto N° 3228, Antofagasta, Chile
Telephone:	(56) 5 5241 2621
Fax:	(56) 5 5241 2632

ORCOMA ESTUDIOS SPA:
Type of company:	Joint stock company
Capital:	US$4,631,507
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0649912%
Corporate purpose:	Exploration, measurement, prospection and research of mineral deposits for extraction, production and mineral processing
Legal representative:	Patricio de Solminihac T.*
Ricardo Ramos*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

ORCOMA SPA:
Type of company:	Joint stock company
Capital:	US$2,357,731
Ownership:	100% SQM S.A.

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Investment as % of SQM S.A.’s
individual assets:	0.0643519%
Corporate purpose:	Exploration, measurement, prospection, research, development and operation of mineral deposits for extraction, production and processing
Legal representative:	Patricio de Solminihac*
Ricardo Ramos*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

PROINSA LTDA.:
Type of company:	Limited liability corporation
Capital:	US$66,799
Ownership:	99.9% SQMC S.A.
0.1% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0009852%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	None
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.:
Type of company:	Corporation
Capital:	US$9,873,573
Ownership:	99.99966% SQM Industrial S.A.
0.00034% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.1542424%
Corporate purpose:	Transport and storage of merchandise
Board of Directors:	Juan Carlos Barrera P.*
Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Carlos Diaz O. *
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Arturo Prat N° 1060, Tocopilla, Chile
Telephone:	(56) 5 5241 4452
Fax:	(56) 5 5241 4488

SOCIEDAD PRESTADORA DE SERVICIOS DE SALUD CRUZ DEL NORTE S.A.:
Type of company:	Corporation
Capital:	US$81,350
Ownership:	99% SQM Industrial S.A.
1% SQM Potasio S.A.

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.0025147%
Corporate purpose:	Provision of health-related services
Board of Directors:	Miguel Diaz Peñaloza
Mauricio Guerra Oliveros
David Zapata F.
CEO:	David Zapata F.
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

SOQUIMICH COMERCIAL S.A.:
Type of company:	Open stock corporation
Capital:	US$61,745,898
Ownership:	60.6383212% SQM Industrial S.A.
0.0000004% SQM S.A.
39.3616784% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	2.0807361%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	Ricardo Ramos R. *
Bogdan Borkowski S.
Alfredo Doberti D.
Francisco Javier Fontaine S.
Gerardo Illanes G. *
Daniel Jiménez S. *
Eugenio Ponce L.*
CEO:	Daniel Pizarro R.
Relationship with parent company:	Distribution
Contracts with parent company:	Supply
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SQM INDUSTRIAL S.A.:
Type of company:	Corporation
Capital:	US$715,066,287
Ownership:	99.047043% SQM S.A.
0.952957% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	25.6847481%
Corporate purpose:	Operation of extraction plants, holdings and transfer of mineral substances and raw materials
CEO:	Patricio de Solminihac T.*
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos*
Carlos Diaz O.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM MAG SPA:
Type of company:	Joint stock company
Capital:	US$10,000
Ownership:	100% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0002743%
Corporate purpose:	Mining exploration and exploitation
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jiménez S.*
Carlos Diaz O.*
Juan Carlos Barrera P.*
CEO:	Juan Pablo Bellolio R.
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Los Militares 4290, 1st floor, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2467

SQM NITRATOS S.A.:
Type of company:	Corporation
Capital:	US$30,349,981
Ownership:	99.99999782% SQM S.A.
0.00000218% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	1.7480744%
Corporate purpose:	Production and sale of fertilizers
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jiménez S.*
Carlos Diaz O.*
Juan Carlos Barrera P.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQM POTASIO S.A.:
Type of company:	Corporation
Capital:	US$257,010,492
Ownership:	99.999999% SQM S.A.
0.000001% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	29.8008603%
Corporate purpose:	Extraction of minerals for fertilizer and chemical production
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Carlos Diaz O.*
Daniel Jiménez S.*
Juan Carlos Barrera P.*

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CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQM SALAR S.A.:
Type of company:	Corporation
Capital:	US$38,000,000
Ownership:	81.82% SQM Potasio S.A.
18.18% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	24.9709305%
Corporate purpose:	Exploitation and marketing of potassium, lithium and other products
Board of Directors:	Patricio de Solminihac T.*
Daniel Jiménez S.*
Ricardo Ramos R.*
Carlos Diaz O.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SOQUIMICH COMERCIAL INTERNACIONAL LTDA.:
Type of company:	Limited liability corporation
Capital:	US$943,764
Ownership:	99.7423% SQMC S.A.
0.2577% Proinsa Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.0036417%
Corporate purpose:	Marketing, import and export of fertilizers
Board of Directors:	None
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

International Subsidiaries

ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.:
Type of company:	Variable capital corporation
Capital:	US$6,612
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	-0.0093361%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol, CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

COMERCIAL CAIMÁN INTERNACIONAL S.A.:
Type of company:	Corporation
Capital:	US$1,000
Ownership:	100% SQM Investment Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	-0.0236107%
Corporate purpose:	Marketing, importing and exporting
Board of Directors:	Christian Lüders M.
Andrés Yaksic B.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Edificio Plaza Bancomer, Calle 50, Panama, Republic of Panama
Telephone:	(52 33) 35101100
Fax:	(52 33) 35101100

NITRATOS NATURAIS DO CHILE SERVICIOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$774,294
Ownership:	29.18% SQM Industrial S.A.
70.82% SQM Brasil Ltda.
Investment as % of SQM S.A.’s
individual assets:	-0.0907946%
Corporate purpose:	Marketing advisory services, representation of other foreign and local companies, administrative support in general
Board of Directors:	None
Legal representative:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil
Telephone:	(55 11) 4195 6315

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7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

NORTH AMERICAN TRADING COMPANY:
Type of company:	Corporation
Capital:	US$338,124
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.0072355%
Corporate purpose:	Investment company
Board of Directors:	Ricardo Ramos R.*
Daniel Jiménez S.*
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

ROYAL SEED TRADING A.V.V.:
Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	1.67% SQM S.A.
98.33% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.5150199%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V.
CEO:	IMC International Management & Trust Company N.V.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	L. G. Smith Blv 62 Miramar Building, Suite 304, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

RS AGRO CHEMICAL TRADING CORP. A.V.V.:
Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	98.3333% SQM S.A.
1.6667% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0,1410017%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V.
CEO:	IMC International Management & Trust Company N.V.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	L. G. Smith Blv 62 Miramar Building, Suite 304, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

106

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SACAL S.A.:
Type of company:	Corporation
Capital:	US$6,019
Ownership:	95% SQM Potasio S.A.
5% SQM Idustrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0,0001651%
Corporate purpose:	Mining
Board of Directors:	Fernando Gabriel Gonzalez Torres
Mario Leonardo Turzi
Legal representative:	Fernando Gabriel Gonzalez Torres
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Leandro N. Alem 882, piso 13, Ciudad de Buenos Aires, Argentina
Telephone:	297 582 3301
Fax:	297 583 6454

SOQUIMICH EUROPEAN HOLDINGS B.V.:
Type of company:	Limited liability corporation
Capital:	US$15,815,547
Ownership:	100% SQM Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	3.2308722%
Corporate purpose:	Investment company
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Luna Arena, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

SOQUIMICH S.L.R. ARGENTINA:
Type of company:	Limited liability corporation
Capital:	S$1,656,500
Ownership:	99.99906% SQM Investment Corporation
0.00094% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0001453%
Corporate purpose:	Import, export, sales and marketing of fertilizers, sodium nitrate, iodine, iodine salts, sodium sulfate, potassium nitrate and all classes of agricultural and industrial inputs
Board of Directors:	None
CEO:	Carlos Balter
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Espejo 65 – Oficina 6 – 5500 Mendoza, Argentina
Telephone:	(54 261) 434 0301
Fax:	(54 261) 434 0301

107

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQI CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$22,000
Ownership:	99.98413% SQM Potasio S.A.
0.01587% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0005046%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4612544
Fax:	(59) (99) 4612647

SQM AFRICA:
Type of company:	Limited liability corporation
Capital:	US$70,699
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.2150563%
Corporate purpose:	Marketing of specialty plant nutrients and industrial products
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Emmanuel de Marez
Public Officer:	Ettienne Strydom
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Building 33 Waterford Office Park, Waterford Drive,
2055 Fourways, Johannesburg, South Africa
Telephone:	(27 11) 6580018
Fax:	(27 11) 6581101

SQM AUSTRALIA PTY:
Type of company:	Limited liability corporation
Capital:	US$25,653,923
Ownership:	100% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0,7035857%
Corporate purpose:	Mining
Board of Directors:	Pablo Andres Altimiras C.*
Juan Carlos Barrera P. *
Jay Leary
Legal representative:	Jay Leary
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Level 16, 201 Elizabeth Street, Sydney, NSW 2000
Telephone:	Not applicable
Fax:	Not applicable

108

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM (BEIJING) COMMERCIAL CO. LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,600,000
Ownership:	100% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0,0631374%
Corporate purpose:	Commission agent and marketing of chemical products
Board of Directors:	Patricio de Solminihac T.*
Frank Biot*
Ricardo Ramos R.*
CEO:	Victor Larrondo G.
Relationship with parent company:	Distribution
Contracts with parent company:	Commercial agency agreement
Address:	Room 1502, CBD International Mansion No. 16 Yong An Dong Li, Jian Wai Ave Beijing, 100022, P.R. China,
Telephone:	(86 10) 6461 8950
Fax:	(86 10) 8454 0885

SQM BRASIL SERVICIOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$2,190,000
Ownership:	98.91% SQM Industrial
1.09% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0773625%
Corporate purpose:	Marketing advisory services, representation of other foreign and domestic companies, administrative support in general
Board of Directors:	None
Legal representative:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil
Telephone:	(55 11) 4195 6315

SQM COLOMBIA LTDA.:
Type of company:	Join stock company
Capital:	US$646,783
Ownership:	100% SQM Industrial
Investment as % of SQM S.A.’s
individual assets:	0,0102978%
Corporate purpose:	Manufacturing, import, sales and export of fertilizers
Board of Directors:	Christian Luders
Matias Murillo
Patricio de Solminihac T.*
Gonzalo Aguirre*
Gerardo Illanes*
Frank Biot*
Sebastian Sanchez
Legal representative:	Christian Luders
Matias Murillo
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calle 72 No. 10-07 oficina 401
Telephone:	(+57) 1 746 1000
Fax:	(+57) 1 746 1000

109

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM COMERCIAL DE MEXICO S.A. de C.V.:
Type of company:	Variable capital corporation
Capital:	US$22,044,533
Ownership:	99.94% SQM Industrial S.A.
0.05% SQM Potasio S.A.
0.0015% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.8483193%
Corporate purpose:	Import, export and marketing of fertilizers
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol, CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

SQM CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$12,939,718
Ownership:	99.9794% SQM Industrial S.A.
0.0204% SQI Corporation N.V.
0.0002% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	3.5919678%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ECUADOR S.A.:
Type of company:	Corporation
Capital:	US$416,900
Ownership:	99.996% SQM Industrial S.A.
0.004% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0556108%
Corporate purpose:	Wholesale fertilizer sales
Board of Directors:	None
CEO:	Christian Luders
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Constitución y Av. Juan Tanca Marengo, Edificio Executive Center, Piso 3 Oficina 304-305, Guayaquil, Ecuador
Telephone:	(593 4) 2158639
Fax:	(593 4) 2158639 ext 11

110

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM EUROPE N.V.:
Type of company:	Corporation
Capital:	US$21,736,572
Ownership:	99.42% Soquimich European Holdings B.V.
0.58% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.7083656%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and industrial products in Europe, Northern Africa and the Middle and Far East
Board of Directors:	Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Gerardo Illanes G.*
CEO:	Frank Biot*
Relationship with parent company:	Support and Distribution
Contracts with parent company:	Not applicable
Address:	Houtdok-Noordkaai 25a, 2030, Antwerp, Belgium
Telephone:	(32 3) 2039700
Fax:	(32 3) 2312782

SQM FRANCE S.A.
Type of company:	Corporation
Capital:	US$204,061
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.0065024%
Corporate purpose:	Distribution
Board of Directors:
Legal representative:	Oliver Lecaplain
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Zac Des Pommiers, 27930 Fauville, France
Telephone:	None

SQM IBERIAN S.A.
Type of company:	Corporation
Capital:	US$133,127
Ownership:	100% Soquimich European Holdings B.V.

111

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.2761602%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and technical products in Spain
Board of Directors:	Frank Biot*
Jorge Lütken
Erik Borghys
Gerardo Illanes G.*
Gerencia:	José Andrés Cayuela
Enrique Torras
Erik Lütken R.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Provenza 251 Principal 1a CP 08008 Barcelona, Spain
Telephone:	(34 93) 4877806
Fax:	(34 93) 4872344

SQM INDONESIA S.A.:
Type of company:	Corporation
Capital:	US$35,909
Ownership:	80% Soquimich European Holding B.V.
20% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0000704%
Corporate purpose:	Import trading and distribution services
Board of Directors:	Frank Biot* (President)
Patrick Vanbeneden
Rudy Ismanto
CEO:	Not applicable
Relationship with parent company:	Not applicable
Contracts with parent company:	Not applicable
Address:	Perumahanbumi Dirgantara Permai, Jl,
Suryadarma Blok Aw No. 15, Rt. 01/09, 17436 Jatisari
Pondok Gede, Indonesia
Telephone:	(62 21) 86607760
Fax:	(62 21) 86607761

SQM INTERNATIONAL N.V.:
Type of company:	Corporation
Capital:	US$0
Ownership:	99.42% Soquimich European Holdings B.V.
0.52% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0%
Corporate purpose:	Distribution and sales of specialty plant nutrients and industrial products in Europe, North Africa and the Middle and Far East
Board of Directors:	Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Gerardo Illanes G.*
CEO:	Frank Biot*
Relationship with parent company:	Support and distribution
Contracts with parent company:	Not applicable
Address:	Houtdok-Noordkaai 25a, 2030. Antwerp, Bélgica
Telephone:	(32 3) 2039700
Fax:	(32 3) 2312782

112

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM INVESTMENT CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$50,000
Ownership:	99.00% SQM Potasio S.A.
1.00% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.0669497%
Corporate purpose:	Investment and marketing of moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ITALIA SRL:
Type of company:	Limited liability corporation
Capital:	US$306,602
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.0334745%
Corporate purpose:	Distribution
Board of Directors:
CEO:	Silvio Maria Parri
Frank Biot*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Via A. Meucci, N°5, 50012 – Bagno A Ripoli –Firenze, Italy
Telephone:	+39 055 644 418
Fax:	None

SQM JAPAN CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$87,413
Ownership:	15.8147% SQM Potasio S.A.
84.0256% Soquimich European Holdings B.V.
0,5376% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0641551%
Corporate purpose:	Marketing of products in Asia/Oceania and marketing assistance
Board of Directors:	Patricio de Solminihac*
Daniel Jimenez S.*
Mayo Shibazaki
CEO:	Mayo Shibazaki
Relationship with parent company:	Distribution and marketing
Contracts with parent company:	Commercial agency agreement
Address:	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minatoku, Tokyo, Japan 107-0062
Telephone:	(81 3) 5778 3311
Fax:	(81 3) 5778 3312

113

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM LITHIUM SPECIALTIES LIMITED PARTNERSHIP, L.L.P:
Type of company:	Limited liability partnership
Capital:	US$33,712,430
Ownership:	99% SQM Virginia LLC
1% North American Trading Co.
Investment as % of SQM S.A.’s
individual assets:	0,3974931%
Corporate purpose:	Production and marketing of lithium derivatives
Board of Directors:	None
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	1 (770) 916 9400
Fax:	1 (770) 916 9401

SQM NITRATOS MEXICO S.A. de C.V.:
Type of company:	Variable capital corporation
Capital:	US$5,636
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0,0005285%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol, CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

SQM NORTH AMERICA CORPORATION:
Type of company:	Corporation
Capital:	US$30,140,100
Ownership:	51% SQM Industrial S.A.
40% SQM S.A.
9% Soquimich European Holdings B.V.

114

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	-0.4406799%
Corporate purpose:	Marketing of nitrates, fertilizers, iodine and lithium in North America
Board of Directors:	Patricio de Solminihac T.*
Frank Biot*
Ricardo Ramos R.*
Daniel Jiménez S. *
Gonzalo Aguirre T.*
President:	Pablo Hernandez
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

SQM OCEANIA PTY LIMITED:
Type of company:	Limited liability corporation
Capital:	US$1
Ownership:	100% SQM Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.0580924%
Corporate purpose:	Import, export and distribution of fertilizers and industrial products
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Gerardo Illanes G.*
Carlos Díaz O.*
Geoffrey Walker
Stefan Debruyne
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Level 16 201 Elizabeth street, Sydney NSW 2000
Telephone:	(61 412) 558911
Fax:	(61 293) 479221

SQM PERÚ S.A.:
Type of company:	Corporation
Capital:	US$17,427
Ownership:	99.02% SQM Industrial S.A.
0.98% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0245534%
Corporate purpose:	Marketing of agricultural and industrial inputs
Board of Directors:	Ricardo Ramos*
Gonzalo Aguirre T.*
Andrés Yaksic B.*
CEO:	Andrés Yaksic B.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Avenida Camino Real Nº 390 of 801, San Isidro, Lima, Peru
Telephone:	(511) 6112121
Fax:	(511) 6112122

115

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM (THAILAND) LIMITED:
Type of company:	Limited liability corporation
Capital:	US$3,364,341
Ownership:	99.996% SQM European Holdings NV
0.004% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0819687%
Corporate purpose:	Marketing of fertilizers and industrial chemicals
Board of Directors:	Andrés Yaksic B.*
Patrick Vanbeneden
Tim Boeckx
Pattamakan Suparp
Legal representative:	Tim Boeckx
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Unit 2962, Level 29, No, 388, Exchange Tower, Sukhumvit Road, Klongtoey District, Bangkok, Thailand
Telephone:	(66) 2104 9136

SQM SHANGHAI CHEMICALS CORPORATION:
Type of company:	Corporation
Capital:	US$3,000,000
Ownership:	100% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0%
Corporate purpose:	Investment company
Board of Directors:	Gonzalo Aguirre T.*
Gerardo Illanes G.*
Daniel Jimenez S.*
President:	Daniel Jimenez S.*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Huaihai Road 300, Room 33, Huangpu District, Shanghai, China
Telephone:	Not applicable
Fax:	Not applicable

SQM VIRGINIA L.L.C.:
Type of company:	Limited liability corporation
Capital:	US $33,375,305
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.3935182%
Corporate purpose:	Investment company
Board of Directors:	Daniel Jimenez S.*
Gerardo Illanes G.*
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

116

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQMC HOLDING CORPORATION:
Type of company:	Corporation
Capital:	US$3,000,000
Ownership:	99.9% SQM Potasio S.A.
0.1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.0639355%
Corporate purpose:	Investment company
Board of Directors:	Daniel Jimenez S.*
Felipe Smith*
President:	Pablo Hernandez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

International Associates

ABU DHABI FERTILIZER INDUSTRIES CO. W.L.L.:
Type of company:	Limited liability corporation
Capital:	US$1,443,047
Ownership:	37% SQM Corporation N.V.
63% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.4408087%
Corporate purpose:	Distribution and marketing of specialty plant nutrients
Board of Directors:	Yousef Al Tawil
Emmanuel De Marez
Frank Biot*
Ahmed Almehairy
CEO:	Patrick Vanbeneden
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	PO Box 71871, Abu Dhabi, United Arab Emirates
Telephone:	(971) 25511700
Fax:	(971) 25511702

AJAY EUROPE SARL:
Type of company:	Limited liability corporation
Capital:	US$4,178,900
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.247569%
Corporate purpose:	Production and distribution of iodine
Board of Directors:	Daniel Jimenez S.*
Alan Shipp
Felipe Smith
Charles Pittard
CEO:	Alan Shipp
Relationship with parent company:	Production
Contracts with parent company:	Supply
Address:	Z.I. du Grand Verger BP 227 53602, Evron Cedex, France
Telephone:	(33 24) 3013535
Fax:	(33 24) 3017618

117

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

AJAY NORTH AMERICA L.L.C.:
Type of company:	Limited liability corporation
Capital:	US$10,383,786
Ownership:	49% SQMC Holding Corporation
51% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.4166935%
Corporate purpose:	Production and marketing of iodine derivatives
Board of Directors:	Daniel Jimenez S.*
Felipe Smith
Alan Shipp
Charles Pittard
CEO:	Alan Shipp
Relationship with parent company:	Production
Contracts with parent company:	Supply
Address:	1400 Industry Road, Power Springs, GA 30129
Telephone:	1 (770) 943 6202
Fax:	1 (770) 439 0369

CHARLEE SQM THAILAND:
Type of company:	Limited liability corporation
Capital:	US$2,233,408
Ownership:	40% Soquimich European Holdings B.V.
60% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0683047%
Corporate purpose:	Distribution and marketing of specialty plant nutrients
Board of Directors:	Patrick Vanbeneden
Emmanuel De Marez
Chali Arjananont
Vachiraporn Krairirsh
Wachirachai Utjananont
General Manager:	Vashirasak Arjananont
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	31 Soi 138 (Meesuk) Ladpraw Road, Bangkapi, 10240 Bangkok, Thailand
Telephone:	(662) 3778668
Fax:	(662) 3773578

DOKTOR TARSA TARIM SANAYI A.S.:
Type of company:	Corporation
Capital:	US$11,650,376
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties

118

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.6270171%
Corporate purpose:	Distribution, marketing and production of specialty fertilizers
Board of Directors:	Frank Biot*
Ali B. Ozman
Esther Ozman
CEO:	Ali B. Ozman
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

PLANTACOTE NV:
Type of company:	Limited liability corporation
Capital:	US$3,005,898
Ownership:	100% Doktor Tarsa Tarim Sanayi A.S.
Investment as % of SQM S.A.’s
individual assets:	0.0364646%
Corporate purpose:	Production and marketing of specialty products
Board of Directors:	Ali B. Özman
Patrick Vanbeneden
Frank Biot*
CEO:	Toon Vanderhallen
Relationship with parent company:	Production and distribution
Contracts with parent company:	None
Address:	Houtdok-Noordkaai 25a – 2030 Antwerp - Belgium
Telephone:	(32) 3 203 97 17
Fax:	(32) 3 203 97 72

SQM MED TURKEY:
Type of company:	Corporation
Capital:	US$196,510
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	-0,0012867%
Corporate purpose:	Production and marketing of specialty products
Board of Directors:	Patrick Vanbeneden
Ali B. Özman
Esther Ozman
CEO:	Ali B. Özman
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	Organize Sanayi Bolgesi, Ikinci, Kisim, 22 cadde TR07100 Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

KORE POTASH LIMITED:
Type of company:	Limited liability corporation
Capital:	US$204,575,827
Ownership:	18.02% SQM S.A.
81.98% Non-related parties

119

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.7625085%
Corporate purpose:	Exploration of mineral resources and project development
Board of Directors:	David Hathorn
Sean Bennett
Jonathan Trollip
Leonard Math
Timothy Keating
Pablo Altimiras C.*
CEO:	Sean Bennett
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	Level 3, 88 William Street, Perth WA 6000, Australia
Telephone:	(61) 8 9463 2463
Fax:	(61) 8 9463 2499

There were no significant changes in the ownership structure of SQM’s subsidiaries and associates during 2017.

120

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

OWNERSHIP STRUCTURE OF SQM S.A. AND ITS DIRECTLY AND INDIRECTLY HELD SUBSIDIARIES AND ASSOCIATES

SQM S.A.
60.6383212%
0.0000004%
SOQUIMICH COMERCIAL S.A.
18.18%
SQM SALAR S.A.
99.9999999%
SQM POTASIO S.A.
81.82%
0.1%
SQMC HOLDING CORPORATION L.L.P.
99.047043%
SQM INDUSTRIAL S.A.
1.0%
SQM INVESTMENT CORPORATION N.V.
1.67%
ROYAL SEED TRADING A.V.V.
99.99999782%
SQM NITRATOS S.A.
98.3333%
RS AGRO - CHEMICAL TRADING CORP A.V.V.
1.0%
SQM JAPAN CO. LTD.
1.0%
ALMACENES Y DEPOSITOS LTDA
51.0%
ORCOMA ESTUDIOS SPA.
100.0%
ORCOMA SPA
18.02%
KORE POTASH LTD
SQM MAG SPA.
99.0%
PROINSA LTDA
0.2577%
SQM AUSTRALIA PTY
100.0%
SQMC INTERNACIONAL LTDA
COMERCIAL HYDRO S.A.
0.0001%
AGRORAMA S.A.
COMERCIAL AGRORAMA LTDA
99.9%
49.0%
0.952957%
MINERA EXAR S.A.
50.0%
99.0%
98.33%
0.00000218%
1.6667%
53.2%
46.2%
99.0%
1.0%
AJAY NORTH AMERICA
SOCIEDAD PRESTADORA DE SERVICIOS DE SALUD CRUZ DEL NORTE S.A.
NITRATE CORPORATION OF CHILE LTD
COMERCIAL CAIMÁN INTL S.A.
100.0%
99.99906%
SOQUIMICH S.R.L. ARGENTINA
95.0%
SACAL SA
5.0%
0.00094%
1.0%
ISAPRE NORTE GRANDE Ltda.
99.0%
0.00034%
SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.
99.99966%
0.004%
SQM ECUADOR S.A.
99.996%
0.98%
SQM PERU S.A.
99.02%
0.05%
0.01%
SQM COMERCIAL DE MEXICO S.A. DE C.V.
99.94%
0.269103%
EXPLORACIONES MINERAS S.A.
99.730897%
99.0%
100.0%
51.0%
99.998%
40.0%
0.00001%
SQM VITAS PERÚ S.A.C.
49.5%
0.5%
99.9794%
SQM VITAS FZCO.
0.0002%
0.01587%
99.98413%
51.0%
0.58%
1.09%
98.91%
29.18%
SQM NITRATOS DE MEXICO S.A. DE C.V.
SQM NORTH AMERICA CORP
ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.
SQM VITAS BRASIL
99.99%
SQM CORPORATION N.V.
SQI CORPORATION N.V.
0.0204%
AJAY-SQM CHILE S.A.
SQM EUROPE N.V.
SQM BRASIL LIMITADA
70.82%
NITRATOS NATURAIS DO CHILE LTDA
DOKTOLAB TARIM ARA.
PLANTACOTE NV
SQM TRADING
0.002%
99.42%
SQM VITAS PLANTACOTE B.V.
100.0%
100.0%
37.0%
ABU DHABI FERTILIZER INDUSTRIES CO. WLL
99.42%
TERRA TARSA BV
50.0%
100.0%
DOKTOR TARSA TARIM SANAYI A.S.
SQM BEIJING COMMERCIAL CO. LTDA.
0.002%
SQM VIRGINIA L.L.C.
100.0%
100.0%
SQM COLOMBIA LTDA.
SQM VITAS B.V.
SOQUIMICH EUROPEAN HOLDINGS B.V.
COROMANDEL SQM
AJAY EUROPE SARL
TERRA TARSA UKRAINE LLC
TERRA TARSA DON LLC
SICHUAN SQM MIGAO CHEMICAL FERTILIZERS CO. LTD.
99.0%
9.0%
NORTH AMERICAN TRADING COMPANY
100.0%
50.0%
50.0%
50.0%
50.0%
50.0%
1.0%
80.0%
100.0%
100.0%
100.0%
99.996%
50.0%
100.0%
40.0%
100.0%
100.0%
SQM Star Qingdao Crop Nutrition Co., Ltd
50.0%
100.0%
SQM LITHIUM SPECIALTIES L.L.P.
SQM INDONESIA S.A.
SQM FRANCE S.A.
SQM IBERIAN S.A.
SQM AGRO INDIA PVT LTD
SQM THAILAND LIMITED
SQM Eastmed Turkey
SQM AFRICA Pty. Ltd.
CHARLEE SQM THAILAND CO LTD.
SQM ITALIA SRL
SQM OCEANIA PTY LIMITED
SQM (SHANGHAI) CHEM. CO.

121

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) b) INFORMATION ABOUT OTHER INVESTEES

Joint Ventures or Joint Control

COROMANDEL (SQM INDIA) P LTD.:
Type of company:	Limited liability corporation
Capital:	US$1,579,200
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0504179%
Corporate purpose:	Distribution, marketing and production of specialty fertilizers
Board of directors:	Patrick Vanbeneden
Emmanuel De Marez
Sameer Goel
CEO:	Mahadev Suvarna
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Coromandel House 1-2-10, Sardar Patel Road, Secunderabad-500 003, Andhra Pradesh, India
Telephone:	91-40-27842034

QINGDAO SQM-STAR CROP NUTRITION CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$2,000,000
Ownership:	50% SQM Industrial S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.081731%
Corporate purpose:	Production and marketing of soluble fertilizers
Board of directors:	Li Xiang
Alfredo Doberti
Wan Taibin
Frank Biot*
CEO:	Li Xiang
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	No, 36, Road 7 Longquan River, Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province, China
Telephone:	(86) 532 809 65 366

SICHUAN SQM-MIGAO CHEMICAL FERTILIZER CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$28,000,000
Ownership:	50% SQM Industrial S.A.
50% Migao Corporation
Investment as % of SQM S.A.’s
individual assets:	0.3138666%
Corporate purpose:	Production and marketing of fertilizers
Board of directors:	Alfredo Doberti
Liu Yaqin
Liu Guocai
Frank Biot*
CEO:	Sun Pingfu
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Huangjin Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province, China
Telephone:	(86) 532 809 65 366

122

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM VITAS BRASIL:
Type of company:	Limited liability corporation
Capital:	US$4,300,597
Ownership:	99.99% SQM Vitas FZCO
0.01% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.1508824%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Frank Biot*
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Leandro Ries
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Via Candeias, Km, 01, Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia – Brazil CEP 43,805 – 190, Caixa Postal 138
Telephone:	(55) 71 3602 3056
Fax:	None

SQM VITAS HOLLAND:
Type of company:	Limited liability corporation
Capital:	US$120,236
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.039205%
Corporate purpose:	Investment company
Board of directors:	Frank Biot*
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	Not applicable
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

SQM VITAS FZCO:
Type of company:	Free zone company
Capital:	US$1,413,820
Ownership:	49.5% SQM Industrial S.A.
0.5% SQM S.A.
50% Non-related parties

123

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.5962555%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Karina Kuzmak-Bourdet
Frank Biot*
CEO:	Patrick Vanbeneden
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Jebel Ali Free Zone, PO Box 18222, Dubai, United Arab Emirates
Telephone:	(971 4) 8838506
Fax:	(971 4) 8838507

SQM VITAS PERÚ S.A.C.:
Type of company:	Corporation
Capital:	US$4,063,802
Ownership:	99.99999% SQM Vitas FZCO
0.00001% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0817419%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Frank Biot*
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Diego San Martin
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Av. Juan de Arona N°151 Of. 303, Torre B, San Isidro, Lima, Peru
Telephone:	(511) 611 2121
Fax:	(511) 611 2121

PLANTACOTE BV:
Type of company:	Limited liability corporation
Capital:	US$1,803,539
Ownership:	100% SQM Vitas BV
Investment as % of SQM S.A.’s
individual assets:	0.0091794%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Frank Biot*
Karina Kuzmak-Bourdet
CEO:	Toon Vanderhallen
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Ambsterdam Zuid-Oost, Netherlands
Telephone:	(32) 471 953405
Fax:	None

MINERA EXAR S.A.:
Type of company:	Limited liability corporation
Capital:	US$47,605,745
Ownership:	50% SQM Potasio S.A.
50% Non-related parties

124

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

Investment as % of SQM S.A.’s
individual assets:	0.7366741%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Franco Mignacco
Pablo Altimiras C.*
Gabriel Marcelo Rubacha
Mariano Julio Etchegaray
William Thomas Hodgson
Norberto Carlos Caneva
Juan Carlos Barrera*
Fernando Gabriel González
CEO:	Franco Mignacco
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Palma Carrillo N° 54 – PB- OF. 7 – San Salvador de Jujuy – Provincia de Jujuy – República Argentina 4600
Telephone:	(32) 471 953405
Fax:	None

125

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

Relevant or Essential Facts Pertaining to SQM S.A.

The following events occurred or were reported as essential events or events of interest to the CMF, the Stock Exchanges and included on the Company’s website:

On January 13, 2017, SQM S.A. reported the following:

Pursuant to the terms disclosed in the confidential essential fact report dated December 28, 2016, on this date, the Company has entered into agreements with the Department of Justice, the “DOJ”, and the Securities and Exchange Commission, the “SEC”, both of the United States of America (the “United States”), in relation to the investigations by such agencies of facts related to payments to providers and entities that were tied to persons with political exposure between 2008 and 2015, which facts resulted in an internal investigation on behalf of the Company by an ad hoc committee of the Board of Directors that was led by the law firm Shearman & Sterling (the “Investigated Facts”). The Company’s securities are publicly traded in the United States and the Company is therefore subject to the legislation of that country. The Company voluntarily presented the results of the internal investigation and supporting documents to the DOJ and the SEC as well as the corresponding authorities in Chile.

Pursuant to the terms of the agreement with the DOJ, entitled the Deferred Prosecution Agreement (the “DPA”), the Company agrees that the DOJ will file charges against the Company alleging (i) one count of violating sections 78m(b)(2)(B), 78m(b)(5) and 78ff(a) of Title 15, of the United States Code (the “Code”), which violation relates to the failure to implement effective internal accounting systems and internal accounting controls and (ii) one count of violating sections 78m(b)(2)(A), 78m(b)(5) and 78ff(a) of Title 15, of the same Code, which violation relates to the to the failure to maintain accurate books and records related to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability thereafter, as long as during such term the Company complies with the terms of the DPA, including the payment of a penalty of 15,487,500 United States dollars (“Dollars”) and the acceptance of an external monitor for a period of 24 months (the “Monitor”) to evaluate the Company’s compliance program, followed by an additional year in which the Company will report independently.

In the DPA, the DOJ does not file any other charges in relation to the Investigated Facts. The agreement with the DOJ states that the Company received cooperation credit based on its cooperation with the DOJ investigation, which included, among other things, conducting a thorough internal investigation.

In relation to the agreement with the SEC, the Company has agreed (i) to pay a penalty of 15 million dollars and (ii) to maintain a Monitor for the abovementioned period, as a consequence of the violation of sections 13(b)(2)(A) and (B) of the U.S. Securities Exchange Act relating to the bookkeeping and internal accounting control systems required of securities issuers in the United States.

The SEC has issued a Cease and Desist Order that does not identify any other violations of United States law and in which the SEC notes the fact that the Company has taken corrective measures, including the termination of the former CEO, Mr. Patricio Contesse, the creation of a corporate governance committee, the separation and strengthening of the internal auditing and compliance and risk management departments, the hiring of additional experienced compliance and auditing personnel, the expansion of the accounting and compliance systems, and the hiring of external experts to review and improve the Company’s controls and payment process approvals.

On March 2, 2017, the following was reported:

•	As of yesterday, March 1, 2017, the Board of Directors of the Company, by split vote and with the favorable vote of the directors Gonzalo Guerrero Y., Hans Dieter Linneberg, Julio Rebolledo D. and Eugenio Ponce L., has approved to sign an out-of-court transaction with Mr. Patricio Contesse González, former CEO of the Company, to terminate the labor lawsuit filed by Mr. Contesse against the Company. This lawsuit is being processed in the First Labor Court of Santiago, where the amount to be paid to Mr. Patricio Contesse must be determined, following the judgement from November 8, 2016, the Court of Appeals of Santiago decided to revoke the first instance judgement that initially accepted the statute of limitations exception alleged by the Company. The Company has authorized its attorneys to carry out the negotiation of this agreement.

126

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

•	Given that the final amounts of the transaction have not yet been agreed and that the Company cannot ensure that such transaction materializes, the disclosure of this information may harm the interest of the Company. The Board of Directors of the Company, unanimously and with the assistance of all its members, has instructed to communicate this information in a reserved fact.

•	It is estimated that a transaction with Mr. Contesse could be reached within the next 45 days, during which time this information would be kept as reserved.

•	Finally, we inform that the CEO, Mr. Patricio de Solminihac T., the Vice President of Corporate Services, Mr. Ricardo Ramos R., and the Legal Vice President, Mr. Gonzalo Aguirre T., together with the advisors of the Society, Mr. Manuel José Vial V. and Martín del Río P., in addition to the members of the board of directors, are the people who are aware of the decisions of the board of directors, and who are hereby notified.

On March 22, 2017, it was informed that the Company´s Board of Directors held an ordinary board meeting, and were informed that Julio Rebolledo D. would resign from his position as board member of SQM effective April 27, 2017.

On March 27, 2017, the Company came to an agreement with the former CEO of the Company, Mr. Patricio Contesse Gonzalez, which allowed the Company to terminate the labor law suit (“Labor Suit”) which Mr. Contesse filed against the Company. This suit was first heard before the First Labor Court of Santiago (Primer Juzgado de Letras del Trabajo de Santiago) in which both parties discussed the severance amount to be paid to by the Company to Mr. Contesse. The judgement by the First Appeals Court of Santiago (Iltma. Corte de Apelaciones de Santiago) dated November 8, 2016, upheld the appeal filed by Mr. Contesse, reversing the first judgement, which initially received the objection opposed by the Company, stating the action for recovery of compensation deducted in the Labor Suit.

The amount that the Company has agreed to paid to terminate the Labor Suit is less than the amount the Company was sued for by Mr. Patricio Contesse. The amount related to this Labor Suit has been provisioned for in the financial statements as of December 31, 2016.

On April 11, 2017, the Board of Directors of SQM met in an extraordinary board meeting to recommend to the shareholders at the next Annual General Shareholders’ Meeting (“Shareholders’ Meeting”) to be held on April 28, 2017, the payment of a definitive dividend representing 100% of the 2016 net income of the Company. Therefore, and subject to the approval at the Shareholders meeting, the Company shall pay a final dividend of US$1.05735 per share as a result of the distributable net income obtained during 2016. Nevertheless, the amount of US$0.85487 per share must be deducted from the final dividend, which was already paid as a provisional dividend. The balance, in the amount of US$0.20248 per share, shall be paid and distributed to Company’s shareholders who are registered with the respective registry on the fifth business day before the day on which the final dividend payment shall be made.

Said amounts of US$0.20248 per share related to the dividend discussed above shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on April 28, 2017.

This shall be paid to the corresponding shareholders, in person or through their duly authorized representatives, starting at 9:00am on May 11, 2017.

127

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

On April 28, 2017 the Company informed that its shareholders met today at the Company’s 42nd Annual General Meeting and, among other aspects, agreed to the following:

•	To approve the Company’s Balance Sheet, the Financial Statements, the Annual Report, the Account Inspectors’ Report, and the External Auditors’ Report for the year ending on December 31, 2016.
•	To appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s External Auditors for 2017.
•	To approve the distribution of a final dividend as recommended by the Board of Directors (“Board”) as was communicated as an essential fact (hecho esencial) on April 11, 2017.
•	Company Board elections, it was decided that the Board would be composed of the following members: Joanne Boyes, Robert A. Kirkpatrick, Eugenio Ponce Lerou, Gonzalo Guerrero Yamamoto, Arnfinn F. Prugger, Hernán Büchi Buc, Fernando Massú Taré and Juan Gerardo Jofré Miranda, with the last two members being independent, and
•	To approve the remuneration structure for the Board members, and the members of the Board committees, and expenses associated with each.

In an extraordinary Board meeting on this same date, the Board agreed to the following:

•	To nominate Mr. Eugenio Ponce Lerou as Chairman of the Board
•	To nominate Mr. Juan Gerardo Jofré Miranda as Vice Chairman of the Board and
•	That the composition of the Board Committees would be as follows:
-	Directors’ Committee: Juan Gerardo Jofré Miranda, Fernando Massú Taré and Joanne L. Boyes.
-	Corporate Governance Committee: Robert A. Kirkpatrick, Hernán Büchi Buc and Juan Gerardo Jofré Miranda.
-	Safety, Health and Environment Committee: Arnfinn F. Prugger, Gonzalo Guerrero Yamamoto and Hernán Büchi Buc.

On May 17, the Board of Directors of the Company unanimously agreed to the following:

To pay an interim dividend equal to US$0.39222 per share, to be charged against 2017 retained earnings. This amount shall be paid in the equivalent in Chilean pesos according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on May 31, 2017.

This shall be paid to the corresponding shareholders, in person or through their duly authorized representatives, starting at 9:00am on June 15, 2017 to shareholders who are registered on the shareholders’ registry of the Company five business days prior to June 15, 2017.

On July 11, 2017, it was announced that Kidman Resources Limited (“Kidman”) (Australian Securities Exchange: KDR) has accepted an offer (“Offer”) made by SQM, setting out terms in which an affiliate of SQM will acquire 50% of the interest of the Mt. Holland lithium project in Western Australia (“Project”); both parties will form a 50/50 joint venture (“Joint Venture”). The Offer is subject to SQM and Kidman agreeing on formal documentation, reflecting the commercial terms outlined in the Offer, on or before September 30, 2017. Key terms: in consideration for the acquisition of the 50% interest in the Project, SQM will pay US$30 million in cash to Kidman. Additionally, SQM will contribute US$80 million to fund part of the development costs in relation to the Project. As part of this expenditure contribution, following the execution of the formal documentation, SQM will provide a US$21.5 million convertible loan to Kidman, to advance the Project while outstanding conditions required for implementation of the Joint Venture are satisfied. The Joint Venture will develop a spodumene mine and concentration plant (“Mine”) and a refinery plant to process the concentrate produced by the Mine. The initial production target would be approximately 40 K MT per year of lithium carbonate equivalent (LCE) in 2021.Kidman will retain the exclusive right to exploit gold from within the Project area. The Offer is subject to SQM and Kidman entering into formal agreements, which reflect the commercial terms in the Offer, on or before September 30, 2017.

128

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

On August 23, 2017, the Board of Directors of the Company approved the following:

•	To pay an interim dividend equal to US$0.38432 per share, to be charged against 2017 retained earnings. This amount shall be paid in the equivalent in Chilean pesos according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on August 31, 2017.

•	This shall be paid to the corresponding shareholders who are registered on the shareholders’ registry of the Company five business days prior to September 14, 2017, in person or through their duly authorized representatives, starting at 9:00am on September 14, 2017.

On September 11, 2017, SQM informed the CMF that the Company and its subsidiary SQM Australia Pty Ltd (“SQM Australia”), have signed a purchase agreement with MH Gold Pty Ltd, Montague Resources Australia Pty Ltd and Kidman Resources Limited (“Kidman”, all together as the “Sellers”) to acquire 50% of the assets in the lithium mining project called Mount Holland, located in the State of Western Australia, Australia (the “Agreement”). The Agreement is subject to compliance with usual terms and conditions for this type of transaction, including but not limited to the granting of government approvals for the transfer of mining property (the "Conditions").

Pending compliance with the Conditions, SQM Australia has committed to grant Kidman up to US$21.5 million in credit (“Credit”) which will be used by Kidman to continue the development of the Mt. Holland project.

Once the Conditions are met, SQM Australia will pay the Sellers a price of (a) (i) US$5 million, plus (ii) US$10 million in capital contributions to the project on behalf of the Sellers and (b) (i) a deferred price amounting to US$25 million, plus (ii) US$30 million in capital contributions to the project on behalf of the Sellers. This price is subject to certain adjustments described in the Agreement, including the repayment of the Credit. SQM Australia, has also committed to make capital contributions of US$10 million and US$30 million, together with the contributions from the Sellers, to finance the development of the project.

In compliance with the Conditions, SQM Australia and the Sellers will sign, among others, a joint venture agreement for the development, construction and operation of the mining project, a concentration plant and a refining plant to produce lithium carbonate and lithium hydroxide, and the agreements allowing said joint venture to explore and exploit lithium on the mining property of the Sellers not included in the Agreement.

On November 21, 2017, the Public Prosecutor's Office requested the 8th Guarantee Court to (i) formalize an investigation against Sociedad Química y Minera de Chile S.A., SQM Salar S.A. and SQM Nitrates S.A. and (ii) explore an alternative way out of the procedure, in case RUC 600245171-2, where the criminal liability of said companies is investigated under Law 20,393.

On November 22, 2017, the Board of Directors of the Company approved to pay an interim dividend equal to US$0.42879 per share, to be charged against 2017 retained earnings. This amount shall be paid in the equivalent in Chilean pesos according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on November 30, 2017.

This shall be paid to the corresponding shareholders who are registered on the shareholders’ registry of the Company five business days prior to December 14, 2017, in person or through their duly authorized representatives, starting at 9:00am on December 14, 2017.

On December 18, 2017, the CMF was informed that SQM, SQM Salar S.A., SQM Potasio S.A. and la Corporación de Fomento a la Producción (“Corfo”), agreed before the arbitrator, Mr. Hector Humeres to begin a new thirty day conciliation process (the “Conciliation”). The goal of this new conciliation process is to end the arbitrations between the two parties, and eventually make modifications of the existing contractual conditions of the Lease Agreement and the Project Agreement (the “Agreements”) signed on November 12, 1993. These Agreements are related to the leasing and the exploration of Corfo’s mining rights in the Salar de Atacama.

129

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

Additionally, the Company has become aware that the shareholders Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada have informed the market that they have reached an agreement with Corfo in relation to corporate governance matters of the Company. This agreement was recently published by SQM as information of interest (hecho de interés), and is subject, among other conditions, to the modification of the Agreements being discussed as part of the Conciliation.

On December 20, 2017, the Company and its subsidiary SQM Australia Pty (“SQM Australia”), finalized the purchase of 50% of the assets of the Mount Holland Lithium Project in Australia (the “Project”). This purchase is from MH Gold Pty Ltd, Montague Resources Australia Pty Ltd y Kidman Resources Limited (“Kidman” and as a Group the “Sellers”), as the result of compliance of the conditions established in the purchase agreement (the “Agreement”) agreed by the Sellers and informed to the Superintendencia de Valores y Seguros (“SVS”) on September 11, 2017.

SQM Australia and the Sellers have also signed a joint venture agreement describing the development, construction and mining operations, concentration and refining plants for the production of lithium carbonate and lithium hydroxide. This joint venture agreement will also allow for the exploration and exploitation of Sellers’s lithium rights which are not included in the Agreement.

Under the Agreement, SQM Australia has committed to pay a price of US$34,715,985, of which by today has paid US$9.715.985, having a balance of US$25 million subject to the compliance of the conditions established in the Agreement. SQM Australia is also obligated to make capital contributions to the Project for (i) US$37,514,804 million on behalf of the Sellers, of which has already materialized US$7,514,804, having the balance subject to the compliance of certain conditions, and (ii) US$37.514.804 million on its behalf, of which has already contributed the amount of US$7.514.804, having also the balance subject to the compliance of certain conditions.

Relevant or Essential Facts Pertaining to Soquimich Comercial S.A. (SQMC)

On March 21, 2017, the CMF and the stock exchanges were informed, as essential fact, that the Board of SQMC, during the its session today, after analyzing the investment plan of the Company, the resources with which it counts or may count for the next years, projections or future conditions and, among other aspects, the amount, composition and origin of the net profits of the 2016 business year, agreed, unanimously of the present Directors, to modify the "Policy of 2016 Commercial Year Dividends "that was presented to the Ordinary Shareholders' Meeting of SQMC held on April 25, 2016, in the sense of proposing to the next Ordinary Meeting of Shareholders of the Company to be held on April 28, 2017, that it considers to distribute and pay in favor of the respective shareholders, 100% of the net profit of the commercial year 2016, in replacement of the 50% considered origininally. Likewise, and based on the foregoing, the Board of Directors agreed, also unanimously, to propose the payment of a final dividend of US$0.02220 per share, based on the dollar exchange rate observed on the day on which said dividend is approved at the General Shareholders´ Meeting of the Company, in favor of those shareholders of the Company that are registered in the respective registry on the fifth business day prior to date on which the same will be paid. This amount will be proposed to be paid in favor of the corresponding shareholders, personally or through duly authorized representatives, and from 09:00 hours on Wednesday, May 24, 2017.

On October 24, 2017, the CMF and the stock exchanges were informed, as essential fact, that the Board of SQMC, at the meeting of the day, learned about the request filed this same date by a shareholder of the Company representing more than 10% of the issued shares issued with the right to vote, to summon an Extraordinary Shareholders' Meeting of SQMC in order for it to know and decide on the distribution of a special dividend (dividend eventual), with a charge to the accumulated profits, for a total amount of US$24,000,000. In consideration of the foregoing, and in accordance with the provisions of Art. 58 N 03 of Law 18,046 of Public Companies, the Board of Directors unanimously agreed to call an Extraordinary Shareholders' Meeting of SQMC to hear and resolve of the matter indicated, to be held within 30 days from this date.

130

9) SUMMARY OF COMMENTS AND PROPOSALS BY SHAREHOLDERS AND THE DIRECTORS’ COMMITTEE

On November 23, 2017, the CMF and the stock exchanges were informed, as essential fact, that the shareholders of SQMC, meeting at the Extraordinary Meeting held at 4:00 p.m. on Thursday, November 23, 2017, agreed by majority to reject the distribution of a special dividend (dividendo eventual), charged to the accumulated profits, for a total amount of US$24,000,000, according to the meeting request submitted to the Extraordinary Shareholders' Meeting by a shareholder representing more than 10% of the issued shares with the right to vote of the Company.

For information on essential or relevant facts taking place prior to the period covered by this report that during the year have had a significant influence or effect on the Company’s business development, its financial statements, its securities or the offer of the latter, or may have in future years, see sections 3) a) Historical Information, 3) c) Activities and Businesses and 3) e) Risk Factors.

9) SUMMARY OF COMMENTS AND PROPOSALS BY SHAREHOLDERS AND THE DIRECTORS’ COMMITTEE

According to Chilean Law No, 18,046, section 3, article 74, there have been no comments or proposals from SQM’s shareholders or Directors’ Committee regarding the Company’s business.

131

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

10) a) FINANCIAL REPORTS OF THE REPORTING ENTITY

Report of Independent Auditors

INDEPENDENT AUDITORS' REPORT

(Free translation from the original in Spanish)

Santiago, February 28, 2018

Shareholders and Directors
Sociedad Química y Minera de Chile S.A.

We have audited the accompanying consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2017 and 2016 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended and the corresponding notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on auditor's judgement, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated financial statements.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 22940 0000 | www.pwc.cl

132

10) FINANCIAL REPORTS

133

Table of Contents –Consolidated Financial Statements

134

135

136

137

138

Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$

Current assets
Cash and cash equivalents	7.1	630,438	514,669
Other current financial assets	10.1	366,979	289,189
Other current non-financial assets	24	26,883	30,273
Trade and other receivables, current	10.2	446,875	368,761
Trade receivables due from related parties, current	9.5	59,132	82,259
Current inventories	8	902,074	993,072
Current tax assets	27.1	32,291	51,632
Current assets other than those classified as held for sale or disposal		2,464,672	2,329,855
Non-current assets or groups of assets classified as held for sale		1,589	2,056
Total current assets		2,466,261	2,331,911

Non-current assets
Other non-current financial assets	10.1	62,879	34,099
Other non-current non-financial assets	24	19,262	24,690
Trade receivables, non-current	10.2	1,912	1,840
Investments classified using the equity method of accounting	11.1-12.3	126,425	113,140
Intangible assets other than goodwill	13.1	105,948	109,439
Goodwill	13.1	44,177	37,972
Property, plant and equipment	14.1	1,437,193	1,532,710
Tax assets, non-current	27.1	32,179	32,179
Total non-current assets		1,829,975	1,886,069
Total assets		4,296,236	4,217,980

The accompanying notes form an integral part of these consolidated financial statements.

139

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$

Current liabilities
Other current financial liabilities	10.4	220,328	179,144
Trade and other payables, current	10.5	196,280	200,496
Trade payables due to related parties, current	9.6	1,365	7
Other current provisions	18.1	63,445	41,912
Current tax liabilities	27.2	75,402	75,872
Provisions for employee benefits, current	15.1	22,421	20,998
Other current liabilities	18.3	168,804	61,920
Total current liabilities		748,045	580,349

Non-current liabilities
Other non-current financial liabilities	10.4	1,031,507	1,093,438
Other non-current provisions	18.1	30,001	8,934
Deferred tax liabilities	27.3	205,283	205,455
Provisions for employee benefits, non-current	15.1	33,932	22,532
Total non-current liabilities		1,300,723	1,330,359
Total liabilities		2,048,768	1,910,708

Equity	17
Share capital		477,386	477,386
Retained earnings		1,724,784	1,781,576
Other reserves		(14,349)	(12,888)
Equity attributable to owners of the Parent		2,187,821	2,246,074
Non-controlling interests		59,647	61,198
Total equity		2,247,468	2,307,272
Total liabilities and equity		4,296,236	4,217,980

The accompanying notes form an integral part of these consolidated financial statements.

140

Consolidated Statements of Income by Function

		January to December
	Note	2017	2016
		ThUS$	ThUS$

Revenue	26.1	2,157,323	1,939,322
Cost of sales	26.2	(1,394,822)	(1,328,285)
Gross profit		762,501	611,037

Other income	26.3	17,827	15,202
Administrative expenses	26.4	(101,171)	(88,436)
Other expenses by function	26.5	(61,638)	(89,731)
Other gains (losses)	26.6	543	679
Profit (loss) from operating activities		618,062	448,751
Finance income		13,499	10,129
Finance costs	21-26.8	(50,124)	(57,498)
Share of profit of associates and joint ventures accounted for using the equity method	11-12	14,452	13,047
Foreign currency translation differences	22	(1,299)	460
Profit (loss) before taxes		594,590	414,889
Income tax expense, continuing operations	27.3	(166,173)	(132,965)

Profit for the year		428,417	281,924
Profit attributable to
Owners of the Parent		427,697	278,290
Non-controlling interests		720	3,634
Profit for the year		428,417	281,924

The accompanying notes form an integral part of these consolidated financial statements.

141

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2017	2016
		US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share	20	1.6250	1.0573

Diluted common shares
Diluted earnings per share (US$ per share)	20	1.6250	1.0573

The accompanying notes form an integral part of these consolidated financial statements.

142

Consolidated Statements of Comprehensive Income

	January to December
	2017	2016
Statement of comprehensive income	ThUS$	ThUS$

Profit (loss) for the year	428,417	281,924
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(1,392)	(3,397)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(1,392)	(3,397)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(5,446)	(2,252)
Other comprehensive income before taxes	(5,446)	(2,252)
Cash flow hedges on defined benefit plans
Gains (losses) from cash flow hedges	2,184	2,233
Other comprehensive income before taxes	2,184	2,233

Financial assets measured at fair value with changes in other comprehensive income
Gains (losses) in financial assets measured at fair value through other comprehensive income	(26)	4,813
Other comprehensive income, before taxes, financial assets measured at fair value	(26)	4,813
Total other comprehensive income that will be reclassified to profit for the year	(3,288)	4,794

Other items of other comprehensive income before taxes	(4,680)	1,397

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax related to investments in equity instruments of other comprehensive income	(550)	(1,300)
Income taxes related to new measurements of defined benefit plans in other comprehensive income	282	921
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	(268)	(379)

Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income taxes related to cash flow hedges in other comprehensive income	-	(470)
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	-	(470)

Total other comprehensive income	(4,948)	548
Total comprehensive income	423,469	282,472

Comprehensive income attributable to
Owners of the Parent	422,736	278,831
Non-controlling interests	733	3,641
Total comprehensive income	423,469	282,472

The accompanying notes form an integral part of these consolidated financial statements.

143

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	12/31/2017 ThUS$	12/31/2016 ThUS$

Cash flows from operating activities

Cash receipts from sales of goods and rendering of services		2,082,366	1,874,202
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		2,967	5,071

Cash payments to suppliers for the provision of goods and services (1)		(959,213)	(851,972)
Cash payments to and on behalf of employees		(227,103)	(204,609)
Other payments related to operating activities		(34,956)	(32,185)
Net cash generated from (used in) operating activities		864,061	790,507
Dividends received		2,091	4,345
Interest paid		(18,964)	(55,217)
Interest received		13,499	10,550
Income taxes paid		(148,568)	(113,991)
Other incomes (outflows) of cash (2)		(8,122)	(2,532)

Net cash generated from (used in) operating activities		703,997	633,662

Cash flows from (used in) investing activities
Payments made to acquire interest in joint ventures		(38,088)	(45,000)
Proceeds from the sale of property, plant and equipment		229	4,347
Acquisition of property, plant and equipment		(142,144)	(131,251)
Proceeds from sales of intangible assets		8,640	3,435
Purchases of intangible assets		-	(2,090)
Cash advances and loans granted to third parties		78	(163)
Proceeds from the repayment of advances and loans granted to third parties		-	-
Other inflows (outflows) of cash (3)		(76,782)	333,108

Net cash generated from (used in) investing activities		(248,067)	162,386

(1) Includes a payment of ThUS$30,000 made to the SEC and the DOJ, which was provisioned in 2016.

(2) Other inflows (outflows) of cash from operating activities include increases (decreases) net of Value Added Tax.

(3) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

144

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2017 ThUS$	12/31/2016 ThUS$
Cash flows used in financing activities

Proceeds from short-term borrowings		143,000	100,000
Repayment of borrowings		(126,712)	(517,000)
Dividends paid		(373,933)	(399,410)

Net cash generated used in financing activities		(357,645)	(816,410)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		98,285	(20,362)

Effects of exchange rate fluctuations on cash held		17,484	7,772
Net (decrease) increase in cash and cash equivalents		115,769	(12,590)

Cash and cash equivalents at beginning of period		514,669	527,259
Cash and cash equivalents at end of period		630,438	514,669

The accompanying notes form an integral part of these consolidated financial statements.

145

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-	-	-	-	-	427,697	427,697	720	428,417
Other comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	-	(4,961)	13	(4,948)
Comprehensive income	-	(5,450)	2,184	(576)	(1,119)	-	(4,961)	427,697	422,736	733	423,469
Dividends	-	-	-	-	-	-	-	(480,989)	(480,989)	(2,284)	(483,273)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(5,450)	2,184	(576)	(1,119)	3,500	(1,461)	(56,792)	(58,253)	(1,551)	(59,804)

Equity as of December 31, 2017	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468

The accompanying notes form an integral part of these consolidated financial statements.

146

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)		(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-		-	-	-	278,290	278,290	3,634	281,924
Other comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	-	541	7	548
Comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	278,290	278,831	3,641	282,472
Dividends	-	-	-	-	-	-	-	(375,000)	(375,000)	(3,014)	(378,014)
Increase (decrease) due to transfers and other changes		(3,141)	-	-	-	9,509	6,368	(3,910)	2,458	-	2,458
Increase (decrease) in equity	-	(5,428)	1,763	3,513	(2,448)	9,509	6,909	(100,620)	(93,711)	627	(93,084)

Equity as of December 31, 2016	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272

The accompanying notes form an integral part of these consolidated financial statements.

147

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile and its Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Financial Markets Commission (CMF), which was formerly the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Financial Markets Commission (CMF), which was formerly the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

148

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and especially potassium nitrate have had a leading role because of the contribution they make to developing crops, ensuring an improvement in post-crop life, in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major global producer of iodine. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. By manufacturing lithium-based products, SQM provides significant materials for addressing great challenges, such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops, but is also used in industrial applications, such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

149

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries such as Spain and the United States in their quest to decrease CO2 emissions.

Potassium: Potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, it has a significant role for the development of its basic functions, ensuring the quality of a crop, increasing post-crop life, improving crop flavor, the amount of vitamins it contains and its physical appearance. Within this business line, SQM also has potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2017, and December 31, 2016, the workforce was as follows:

	12/31/2017			12/31/2016
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	43	77	120	31	72	103
Professionals	143	942	1,085	119	919	1,038
Technicians and operators	248	3,177	3,425	262	3,076	3,338
Foreign employees	19	272	291	8	264	272
Overall total	453	4,468	4,921	420	4,331	4,751

150

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2017 and December 31, 2016 with respect to each shareholder with an interest in excess of 5% of outstanding Series A or B shares.

The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Financial Markets Commission (CMF), which was formerly the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2017	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile S.A.	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile por Cuenta de Terceros no Residentes	-	-	8,394,289	6.97%	3.19%
Banco Itau por Cuenta de Inversionistas	19,125	0.01%	7,017,504	5.63%	2.67%
Banco Santander por cuenta de inversionistas extranjeros	-	-	4,593,336	3.82	1.75%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,373,011	49.32%	22.56%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile S.A.	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Banco de Chile on behalf of non-resident third parties	-	-	8,962,355	7.45%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,502,217	5.40%	2.48%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

On December 31, 2017 the total number of shareholders had risen to 1,240.

151

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of December 31, 2017 and, 2016.
-	Consolidated Statements of Changes in Equity as of December 31, 2017 and 2016
-	Consolidated Statements of Comprehensive Income as of December 31, 2017 and 2016
-	Consolidated Statements of Direct-Method Cash Flows as of December 31, 2017 and 2016.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the closing date of these consolidated financial statements certain reclassifications have been made for the captions current tax assets, other non-current financial assets, equity accounted investees, current tax assets, non-current as of December 31, 2016, for consistent presentation and comparability to the figures as of December 31, 2017.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value
-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.
-	Other current and non-current assets and financial liabilities at amortized cost

152

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)          The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2017:

Amendments and improvements	Mandatory for annual periods beginning on
Amendment to IAS 7 “Statement of Cash Flows”. Published in February 2016. The amendment introduces an additional disclosure initiative that enables users of financial statements to evaluate changes in liabilities arising from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes”. Published in February 2016. The amendment clarifies how to account for a deferred tax asset that is related to a debt instrument measured at fair value.	01/01/2017

Amendment to IFRS 12 “Disclosure of Interests in Other Entities”. Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods as of January 1, 2017.	01/01/2017

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

153

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)          Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2017 and which the Company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on
The International Financial Reporting Standard No. 9 (IFRS 9) Financial Instruments - Published in July 2014. The IASB has published a complete new version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. The part relating to hedge accounting that forms part of this final version of IFRS 9 was published in November 2013.	01/01/2018

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15. Meanwhile, the Company is using the simplified approach for recognizing expected credit losses if there is no significant increase in the credit risk since initial recognition and the terms of sale are less than 12 months. Similarly, the Company is using an impairment model for trade receivables based on expected credit losses that considers the credit risk separately from its hedges, generating an effect equal to that established in the previous accounting standard IAS 39. The Company has established the procedures and controls for beginning to apply IFRS 9 as of January 1, 2018.
154

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4        Accounting pronouncements, continued

Standards and interpretations	Mandatory for annual periods beginning on
The International Financial Reporting Standard No. 15 (IFRS 15) Revenue from Contracts with Customers - Published in May 2014 by the IASB. This established the principles that an entity must apply for presenting useful information to users of financial statements with regard to the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer, as of January 1, 2018. The basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The new standard establishes a framework of five steps to determine when to recognize revenue and at what amount. The standard is focused on recognizing the revenue as the different obligations of performance, transfer of control, risks and benefits are fulfilled. This standard replaces the following standards and interpretations: IAS 18 Revenue; IAS 11 Construction contracts; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.	01/01/2018

In April 2016, the IASB published an amendment to introduce clarifications with regard to identifying performance obligations in contracts with customers, to account for licensing involving intellectual property and for assessing principal versus agent considerations (i.e. Recording revenue on a gross basis versus the net amount it retains), among other aspects. These amendments are also effective as of January 1, 2018.

The Company's revenue is mainly derived from its principal performance obligation to transfer its products under agreements in which the transfer of the control, risks and benefits of the property and the fulfillment of the Company’s performance obligations happen at the same time. The Company has carried out a detailed evaluation and executed a plan for the implementation of IFRS 15. As part of this process, the Company has analyzed the performance obligations underlying revenue recognition, such as the performance obligation to transport products to customers, in line with the terms and conditions previously established in contracts and there is no significant impact - the performance obligation has been satisfied. With regard to products invoiced with a deferred shipment date, the transfer of control has been assessed over and above the transfer of risks and benefits established in the previous standard and a prepayment is estimated in revenue recognition, without a significant impact. Other considerations were also assessed, such as rebates, discounts, guarantees, financing components and product personalization. Based on this analysis, the Company has concluded that these last items will not generate an impact nor are significant changes expected in the recording of revenue as a result of applying this new standard, except for the impact on disclosures. The Company has established the procedures and controls for beginning to apply IFRS 15 as of January 1, 2018. It intends to recognize the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as of that date, without making adjustments to the comparative information for prior periods.

01/01/2018

IFRS 16 “Leases” – Published in January 2016 establishes the principle for recognizing, measuring, presenting and disclosing leases. IFRS 16 replaces IAS 17 and introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases with a lease term of more than 12 months unless the underlying asset has a low value. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

01/01/2019

IFRS 17 “Insurance Contracts”. Published in May 2017, this replaces IFRS 4. IFRS 17 will mainly change the accounting for those entities that issue insurance contacts and investment contracts with discretionary participation features. IFRS 17 is effective for annual reporting periods beginning on or after January 1, 2021. Earlier application is permitted if both IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have also been applied.

01/01/2021
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. Published in December 2016. This Interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.	01/01/2018
155

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on
IFRIC 23 “Uncertainty over Income Tax Treatments”. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). It includes new and modified illustrative examples as a guide, along with practical examples related to the transition to the new standard on revenue.

01/01/2018
Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018
Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be "reasonable compensation for early termination of the contract”.	01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarifies that gaining control of a company that is a joint venture is a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.

01/01/2019
Amendment to IFRS 11 “Joint Arrangements” Published in December 2017. The amendment clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

156

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IAS 12 “Income Taxes”. Published in December 2017. This amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01/01/2019

Amendment to IAS 23 “Borrowing Costs”. Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is now to be determined.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

Management believes the adoption of the standards, interpretations and amendments applicable as of January 1, 2018, will have no significant impact on the Company’s financial statements. For those standards to be applied as of 2019, the corresponding studies and analysis will be carried out during 2018.

157

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 6.4

Companies included in consolidation:

				Ownership interest
TAX ID		Country of				12/31/2017	12/31/2016
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	-
Foreign	SQM Australia PTY	Australia	Australia Dollar	0.0000	100.0000	100.0000	-
Foreign	SACAL S.A.	Argentina	Argentinean Peso	0.0000	100.0000	100.0000	-

158

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5       Basis of consolidation, continued

				Ownership interest
TAX ID		Country of				12/31/2017	12/31/2016
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996

				Ownership interest
TAX ID		Country of				12/31/2017	12/31/2016
No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA.	Chile	US$	100.0000	0.0000	100.0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.
159

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

160

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

161

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2017	12/31/2016
	US$	US$

Brazilian real	3.02	3.25
New Peruvian sol	3.08	3.35
Argentine peso	18.40	15.84
Japanese yen	113.00	116.83
Euro	0.83	0.95
Mexican peso	19.65	20.63
Australian dollar	0.78	0.72
Pound Sterling	0.74	0.81
South African rand	12.35	13.70
Ecuadorian dollar	1.00	1.00
Chilean peso	614.75	669.47
Chinese yuan	6.51	6.67
Indian rupee	63.84	66.60
Thai baht	32.85	34.59
UF (*)	43.59	39.36

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI).

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

162

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements. This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group. The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

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Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. Financial liabilities that have been initially recognized at fair value through profit or loss will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces the measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

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Note 3	Significant accounting policies (continued)

3.11       Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The portion of the derivative instruments used to mitigate cash flow fluctuations related to sales revenue or expenses is recognized in gross margin as a cost or undistributed revenue. The accrued portion of these instruments is recognized in other income or expenditure.

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Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transact ion costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2017, and December 31, 2016, there were no embedded derivatives.

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

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Note 3	Significant accounting policies (continued)

3.16       Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.17	Trade and other receivables

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15. Meanwhile, the Company is using the simplified approach for recognizing expected credit losses if there is no significant increase in the credit risk since initial recognition and the terms of sale are less than 12 months. Similarly, the Company is using an impairment model for trade receivables based on expected credit losses that considers the credit risk separately from its hedges, generating an effect equal to that established in the previous accounting standard IAS 39. The Company has established the procedures and controls for beginning to apply IFRS 9 as of January 1, 2018.

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Note 3	Significant accounting policies (continued)

3.18	Inventory measurement

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost and the average cost of warehouse storage.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The net realizable value represents the estimate of the sales price, less all the estimated costs involved in making the finished product and the costs that will be incurred in the commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

The provisions for uncertainties in the technical specifications for the Company’s stocks of finished goods and work in progress have been made based on a technical study which covers the different variables that affect products in stock (such as density and humidity). This study is updated periodically to include new measurement technologies and the results from previous financial periods.

Inventories of raw materials, supplies, materials and parts are recorded at the lower of acquisition cost or market value. The acquisition cost is calculated according to the average acquisition price method. Nonetheless, an estimate is made for each financial period of the potential lower value of that proportion of the inventory that consists of obsolete, defective or slow-moving materials. This provision reduces the value of the Company’s raw materials, supplies, materials and parts.

3.19	Investments in associates and joint ventures

Interests in companies over which joint control is exercised (joint venture) or where an entity has a significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

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3.19	Investments in associates and joint ventures, continued

Unrealized gains for transactions with affiliates or associates are eliminated according to the Company’s interest percentage in such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized on a proportional basis with a charge or credit to “Other reserves” and classified according to their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of the proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized according to the equity share are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation. The expiration conditions vary according to the originating transaction.

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Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.          Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.           The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

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Note 3	Significant accounting policies (continued)

3.23       Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)
Mining assets	3	10
Energy generating assets	3	16
Buildings	3	30
Supplies and accessories	2	15
Office equipment	3	20
Transport equipment	3	20
Network and communication equipment	2	15
IT equipment	2	15
Machinery, plant and equipment	2	20
Other property, plant and equipment	1	26

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

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Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, rights issues, electric line easement expenses and software license and development expenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2017 and December 31, 2016.

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Note 3	Significant accounting policies (continued)

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and others that it has acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of these types of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects that are unlikely to bring profit to the Company in the future (i.e., when the ore grade at the site is low and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

For this reason and because our disbursements correspond to reserves that have proved to be financially feasible and used as a principal raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

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Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by a unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year. This must entail a minimum of 30% of its profits, except when the Company records unabsorbed losses from prior years. However, the Company has set a policy to distribute 50% of its profits for the year, unless decided otherwise by a unanimous vote by the shareholders at the General Shareholders´ meeting held each year.

At an extraordinary meeting held on April 11, 2017, the Company’s Board of Directors made a recommendation for discussion at the Ordinary Shareholders’ Meeting (the Meeting), which was held on April 28, 2017, that the Company should distribute and pay dividends based on 100% of the Company’s net profit for distribution for the financial year 2016. This recommendation was accepted by the Meeting.

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Note 3	Significant accounting policies (continued)

3.29	Minimum dividend, continued

For 2017, the Company has defined the following dividend policy: (a) To distribute and pay a dividend to the respective shareholders, a percentage of the profits to be determined as follows:

(i) 100% of the profit for 2017 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

(iii) 60% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend 50% of the profit for 2017 to the respective shareholders.

3.30	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

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Note 3	Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

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Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 15.4)

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 5.111% and 4.522% for the periods ended December 31, 2017 and December 31, 2016, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2017 and 4.5% for 2016. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 15.4).

3.35	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

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Note 3	Significant accounting policies (continued)

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is probable that the future economic rewards will flow to the entity and it meets the specific conditions for each type of activity-related revenue, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

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Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

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Note 3	Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

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Note 3	Significant accounting policies (continued)

3.40	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See notes 3.22, 13 and 14.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See notes 13 and 14.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 15.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See notes 18 and 19.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See note 8.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

181

Note 3	Significant accounting policies (continued)

3.41	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

182

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in production capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

b)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

At present, the SQM Group incurs an annual expenditure of approximately US$117 million associated with fuel, gas, energy and equivalents, of which US$77 million is related to direct electricity consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$12 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and high price volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products in which the Company trades vary, mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

c)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

183

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	Time deposits	P-2	A-2	-	41,860
Banco Crédito e Inversiones	Time deposits	P-1	A-1-	F-1+	120,616
Banco Santander - Santiago	Time deposits	P-1	A-1	F-1	35,558
BBVA Banco Francés	Time deposits	-	-	-	163
Itau-Corpbanca	Time deposits	P-2	A-2	-	75,072
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	143,333
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	144,464
Scotiabank Sud Americano	Time deposits	-	-	-	12,520
Nedbank	Time deposits	P-3	B	-	3,686
ABN Armo Bank	Time deposits	-			1,439
Total					578,711

		Rating Institution			12/31/2017
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco BBVA Chile	90 days to 1 year	-	-	-	1,207
Banco Crédito e Inversiones	90 days to 1 year	P-1	A-1	F-1	71,748
Banco de Chile	90 days to 1 year	-	-	-	4,834
Itau-Corpbanca	90 days to 1 year	P-1	A-2	-	77,526
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	F-1	163,269
Morgan Stanley	90 days to 1 year	P-2	A-2	F-1	4,191
Banco Security	90 days to 1 year	-	-	-	28,592
Scotiabank Sud Americano	90 days to 1 year	-	-	-	13,765
Total					365,132
184

Note 4	Financial risk management, continued

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$370 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2017, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$5 million against SQM. As of December 31, 2016, this amounts to US$41 million against SQM.

As of December 31, 2017, the Chilean peso to U.S. dollar exchange rate was Ch$614.75 per US$1.00 (Ch$ 669.47 per US$ 1.00 as of December 31, 2016).

185

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at the LIBOR rate, plus a spread. The Company is partially exposed to fluctuations in this rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to LIBOR rate fluctuations.

As of December 31, 2017, the Company has no financial liabilities linked to variations in the LIBOR rate and, therefore, significant increases in that rate would not impact its financial position.

In addition, as of December 31, 2017, the Company's financial liabilities are mainly concentrated in the long-term and approximately 7% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2017, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$248 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

186

Note 4	Financial risk management, continued

4.2.5	Liquidity risk, continued

	Nature of undiscounted cash flows
As of December 31, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28.38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0.80	0.80	-	-	0.80
Subtotal	29.18	37.81	(9.51)	(18.36)	9.94
Total	1,247.63	250.04	513.01	733.31	1,496.37

	Nature of undiscounted cash flows
As of December 31, 2016	Carrying amount	Less than 1	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	101.27	102.08	-	-	102.08
Unsecured obligations	1,130.22	94.76	479.54	873.91	1,448.21
Subtotal	1,231.49	196.84	479.54	873.91	1,550.29
Other derivative financial liabilities
Hedging liabilities	42.62	17.20	40.33	(23.58)	33.95
Derivative financial instruments	(2.175)	(2.18)	-	-	(2.18)
Subtotal	40.445	15.02	40.33	(23.58)	31.77
Total	1,271.94	211.86	519.87	850.33	1,582.06

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

187

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements. (For more information, see Note 3.40).

5.2	Changes in accounting policies

As of December 31, 2017, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 3.40).

The consolidated statements of financial position as of December 31, 2017 and December 31, 2016 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2017 and 2016, have been prepared in accordance with the Standards issued by the Financial Markets Commission, which was formerly the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS).

The accounting principles and criteria were applied consistently.

188

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Assets	3,658,528	3,824,137
Liabilities	(1,470,707)	(1,578,063)
Equity	2,187,821	2,246,074

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that as of December 31, 2017 are equivalent to 29.97% of the current total amount of issued, subscribed and fully-paid shares in the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Financial Markets Commission (formerly the Chilean SVS), and the relevant stock exchanges in Chile and abroad that they are not and have never been mutually related parties. This is independent of the fact that on December 21, 2006 the two Groups entered into a Joint Action Agreement (JAA) related to those shares. Consequently, neither the Pampa Group nor the Kowa Group individually owns more than 32% of the voting right capital of SQM S.A.

This Joint Action Agreement has not transformed the Pampa and Kowa Groups into mutually related parties. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group, into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96,511,530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76,165,311-5	Potasios de Chile S.A.	6.91
96,863,960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59,046,730-8	Kowa Co Ltd.	0.30
96,518,570-4	Kochi S.A.	0.30
59,023,690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

189

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2017 and December 31, 2016, the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	US$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM MaG SpA.	76.686.311-9	Los Militares 4290, Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

(*) SQM is the Parent of Soquimich Comercial and the latter is the Parent of Comercial Agrorama Ltda. SQM controls the management of Comercial Agrorama Ltda.

190

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Australian dollar	-	100.0000	100.0000
SACAL S.A.	Foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Argentine peso	-	100.0000	100.0000

191

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

			Country of	Functional	Ownership interest
Subsidiary	Tax ID	Address	incorporation	currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia	Colombia	US$	-	100.0000	100.0000

192

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

	% of interests in the ownership held by non-controlling	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
Subsidiary	interests.	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	(1,023)	1,360	8,307	8,303	989	1,163
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	(100)	2,378	49,247	50,416	1,264	1,851
Comercial Agrorama Ltda.	30%	403	(106)	(184)	201	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	2	2,277	2,277	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		(720)	3,634	59,648	61,198	2,253	3,014

193

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	12/31/2017
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	353,821	39,144	324,738	4,489	100,626	5,569	5,607
Proinsa Ltda.	59	1	-	-	-	(3)	(3)
SQMC Internacional Ltda.	219	-	-	-	-	(3)	(3)
SQM Potasio S.A.	243,513	951,448	85,279	23,092	4,129	282,442	282,874
Serv. Integrales de Tránsito y Transf. S.A.	27,822	36,606	57,208	1,596	35,210	1,727	1,712
Isapre Norte Grande Ltda.	561	834	590	147	1,952	44	65
Ajay SQM Chile S.A.	17,048	1,143	779	459	23,732	2,088	2,088
Almacenes y Depósitos Ltda.	301	50	1	-	-	(7)	83
SQM Salar S.A.	760,900	785,082	449,049	186,451	985,654	347,790	348,313
SQM Industrial S.A.	982,835	666,097	618,289	94,135	685,294	48,988	49,011
Exploraciones Mineras S.A.	540	31,691	6,206	-	-	(55)	(55)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	372	624	551	353	887	43	27
Soquimich Comercial S.A.	159,943	14,395	46,180	4,632	117,745	254	277
Comercial Agrorama Ltda.	9,977	1,852	12,388	54	13,061	(1,342)	(1,341)
Comercial Hydro S.A.	4,944	41	63	11	30	140	140
Agrorama S.A.	11,343	625	14,956	78	14,275	(2,041)	(2,059)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	341	4,356	50	-	-	-	-
Compañia Minera Arfwedon SPA	10	-	-	-	-	-	-
SQM North America Corp.	131,452	15,442	162,180	782	250,522	(1,384)	(1,652)
RS Agro Chemical Trading Corporation A.V.V.	5,164	-	23	-	-	(30)	(30)
Nitratos Naturais do Chile Ltda.	-	141	3,451	-	-	(111)	(111)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	133,876	3,575	-	-	21,089	21,065
SQM Perú S.A.	270	-	1,166	-	-	24	24
SQM Ecuador S.A.	21,642	116	19,651	80	26,025	622	622
SQM Brasil Ltda.	187	-	663	2,345	336	(42)	(42)
SQI Corporation N.V.	16	26	61	-	-	(1)	(1)
SQMC Holding Corporation L.L.P.	24,600	15,193	1,000	-	-	2,263	2,263
SQM Japan Co. Ltd.	43,656	302	40,992	626	114,006	(2,168)	(2,168)

194

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2017
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	399,601	2,599	339,910	-	923,087	11,097	11,097
SQM Italia SRL	1,216	-	16	-	-	(3)	(3)
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,807	14,348	14,807	-	-	(8)	(8)
SQM Comercial de México S.A. de C.V.	92,961	2,288	64,318	-	193,523	4,381	4,381
SQM Investment Corporation N.V.	52,639	86	12,955	866	-	(7,198)	(7,198)
Royal Seed Trading Corporation A.V.V.	31,040	-	49,818	-	-	2,348	2,348
SQM Lithium Specialties LLP	15,755	3	1,264	-	-	(8)	(8)
Soquimich SRL Argentina	168	-	173	-	-	(37)	(37)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	3	3
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	162	86	531	58	2,813	47	47
SQM Nitratos México S.A. de C.V.	49	8	30	7	301	6	6
Soquimich European Holding B.V.	53,664	137,393	71,761	1,493	-	18,476	18,452
SQM Iberian S.A.	57,241	1,720	48,891	-	175,936	119	119
SQM Africa Pty Ltd.	76,888	1,514	70,561	-	101,152	1,135	1,135
SQM Oceanía Pty Ltd.	4,151	-	2,033	-	2,045	301	301
SQM Agro India Pvt. Ltd.	-	-	-	-	-	-	-
SQM Beijing Commercial Co. Ltd.	8,804	16	6,518	-	3,691	151	151
SQM Thailand Limited	12,113	5	9,128	-	5,694	43	43
SQM Colombia SAS	278	131	33	-	-	(271)	(271)
SQM Australia Pty	854	24,800	-	-	-	-	-
Sacal S.A.	6	-	-	-	-	-	-
Total	3,630,466	2,886,593	2,543,126	321,754	3,781,726	736,478	737,264

195

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2016
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	656,221	54,180	644.,610	5,990	96,235	12,178	12,164
Proinsa Ltda.	56	1	-	-	-	(4)	(4)
SQMC Internacional Ltda.	204	-	-	-	-	(3)	(3)
SQM Potasio S.A.	176,976	722,965	37,167	26,933	5,902	253,322	252,435
Serv. Integrales de Tránsito y Transf. S.A.	75,296	36,407	107,567	224	30,315	(18,192)	(18,362)
Isapre Norte Grande Ltda.	664	746	714	131	3,053	23	23
Ajay SQM Chile S.A.	17,240	1,069	975	388	28,035	2,776	2,776
Almacenes y Depósitos Ltda.	278	45	1	-	-	(10)	105
SQM Salar S.A.	785,127	828,606	751,857	195,369	975,326	316,182	316,024
SQM Industrial S.A.	1,212,960	658,277	882,593	97,714	600,075	17,262	21,790
Exploraciones Mineras S.A.	510	31,598	6,027	-	-	(286)	(284)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	337	632	614	291	2,265	85	-
Soquimich Comercial S.A.	153,068	14,663	38,533	1,115	134,501	6,041	6,020
Comercial Agrorama Ltda.	10,759	1,589	11,644	35	15,185	(356)	(341)
Comercial Hydro S.A.	5,242	56	115	15	47	350	350
Agrorama S.A.	12,348	842	14,078	37	16,462	(582)	(584)
Orcoma SpA	-	2,360	14	-	-	(1)	(1)
Orcoma Estudio SpA	671	4,135	159	-	-	4	4
SQM North America Corp.	175,834	15,621	204,201	485	228,229	(27,821)	(29,082)
RS Agro Chemical Trading Corporation A.V.V.	5,179	-	8	-	-	(23)	(23)
Nitratos Naturais do Chile Ltda.	6	251	3,456	-	-	(175)	(175)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	116,267	3,568	-	-	2,479	5,819
SQM Perú S.A.	249	1	1,170	-	8	(165)	(165)
SQM Ecuador S.A.	18,870	121	17,538	41	24,161	471	471
SQM Brasil Ltda.	200	1	714	2,266	296	(173)	(173)
SQI Corporation N.V.	-	23	55	-	-	(17)	(17)
SQMC Holding Corporation L.L.P.	23,135	13,936	1,000	-	-	1.977	1,977
SQM Japan Co. Ltd.	2,868	276	6,708	561	3,013	(7,615)	(7,615)

196

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2016
Subsidiary	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	365,805	2,510	317,147	-	723,192	6,118	8,075
SQM Italia SRL	1,086	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,811	14,357	14,811	-	-	(3)	(3)
SQM Comercial de México S.A. de C.V.	73,791	2,200	49,048	-	186,769	(1,757)	(1,757)
SQM Investment Corporation N.V.	53,037	117	6,191	863	-	(5,441)	(5,441)
Royal Seed Trading Corporation A.V.V.	28,662	-	49,788	-	-	(914)	(719)
SQM Lithium Specialties LLP	15,763	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	209	-	177	-	-	(12)	(12)
Comercial Caimán Internacional S.A.	259	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	148	24	504	55	2,687	268	268
SQM Nitratos México S.A. de C.V.	41	1	24	6	266	(2)	(2)
Soquimich European Holding B.V.	55,198	115,761	65,005	3,142	-	1,025	5,581
SQM Iberian S.A.	81,119	1,709	73,198	-	146,677	3,501	9,464
SQM Africa Pty Ltd.	89,627	1,399	84,292	-	92,122	(7,627)	(7,627)
SQM Oceanía Pty Ltd.	2,387	-	570	-	2,383	(99)	(99)
SQM Agro India Pvt. Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,285	30	171	-	5,106	(34)	(34)
SQM Thailand Limited	10,228	5	7,288	-	5,579	319	319
SQM Vitas Spain S.A.	2,287	686	1,583	-	13,673	157	253
Total	4,137,292	2,643,621	3,407,438	335,661	3,341,562	553,218	571,387

197

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2017

On January 1, 2017, the subsidiary SQM Iberian S.A. absorbed the joint venture SQM Vitas Spain.

On January 10, 2017, SQM Japan Co. Ltd. carried out a capital increase of ThUS$8,676. Only Soquimich European Holding B.V. subscribed shares, thereby increasing its interest from 46.24% to 84.03% and reducing the interest held by SQM S.A. from 0.54% to 0.16% and by SQM Potasio S.A. from 53.22% to 15.81%. This had no impact on the consolidated results of SQM S.A., which continues to hold 100% of SQM Japan Co. Ltd. in its consolidated statement of financial position.

On February 10, 2017, the subsidiary Compañía Minera Arfwedson SAP was created in Chile with a capital contribution from SQM S.A. equivalent to ThUS$10 for a 100% interest. On August 29, 2017, the company's name was changed to "SQM MAG SpA". The transaction had no impact on the Company's consolidated results.

On April 19, 2017, the subsidiary SACAL S.A. was incorporated with capital of ThUS$7. The company is owned by SQM Potasio S.A. (95%) and SQM Industrial S.A. (5%). The transaction had no impact on the Company's consolidated results.

On May 4, 2017 SQI Corporation NV carried out a capital increase of ThUS$15.7, which belongs to SQM S.A. (with a share of 0.01587%) and SQM Potasio S.A. (with a share of 99.98413%).

On July 31, 2017, the company SQM Trading was legally formed. No capital contributions have been recorded as of December 31, 2017. The subsidiary is owned by SQM S.A. (0.58%) and Soquimich European Holding (99.42%). The transaction had no impact on the Company's consolidated results.

SQM International NV (previously SQM Trading NV) was incorporated on July 31, 2017, born from the partial separation of SQM Europe NV into SQM Europe NV and SQM International NV, both of which retained the same ownership structure as before. For the purposes of tax in Belgium, this separation was made effective retroactively as of January 1, 2017. In the annual accounts for 2017 to be presented in 2018 to the local authorities in Belgium, the statement of financial position and transactions are separated as of the effective date. There are no effects on the consolidated financial statements as of December 31, 2017.

During July 2017, the subsidiary SQM Agro India Private Limited was closed. The transaction had no impact on the Company's consolidated results.

On August 14, 2017, SQM Colombia SAS agreed to carry out a capital increase of ThUS$1,814.64, which was subscribed by its owner SQM Industrial S.A. To date, it has paid ThUS$641. The transaction had no impact on the Company's consolidated results.

198

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies, continued

a)	Transactions conducted in 2017, continued

On August 29, 2017, Compañía Minera Arfwedson SpA, changed its name to SQM MaG SpA.

On August 31, 2017, the subsidiary SQM Australia Pty Ltd. was created with initial capital of ThUS$7,000 (ThAUD8,729). This subsidiary is fully owned (100%) by SQM Potasio S.A. The functional currency of SQM Australia Pty Ltd, is the Australian dollar (AUD). Later, on December 14 of the same year, additional capital of ThUS$18,500 (AUD 24,105.5) was invested. These transactions had no impact on the Company's consolidated results.

On December 26, 2017, the company SQM (Shanghai) Chemicals Co. was legally formed. No capital contributions had been recorded as of December 31, 2017.

b)	Transactions conducted in 2016

On May 12, 2016, the subsidiary SQM Iberian S.A. purchased 100% of SQM Vitas Spain for ThUS$1,710, generating a loss of ThUS$104.

On October 3, 2016, SQM Colombia SAS was incorporated with capital of ThUS$10.6. The company is fully (100%) owned by SQM Industrial S.A. The transaction had no impact on the Company's consolidated results.

On December 5, 2016, Soquimich European Holding B.V. contributed capital of ThUS$1,721 to SQM Japan Co. Ltd, as part of a capital increase. Following the contribution, the ownership structure of SQM Japan Co Ltd. is as follows:

1.	SQM S.A. with 0.54%,
2.	SQM Potasio S.A. with 53.22%,
3.	Soquimich European Holding B.V. with 46.24%.

This transaction had no impact on results.

199

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2017 and December 31, 2016, cash and cash equivalents are detailed as follows:

a)	Cash

	12/31/2017	12/31/20161
	ThUS$	ThUS$
Cash on hand	60	53
Cash in banks	50,137	80,287
Other demand deposits	1,530	1,260
Total cash	51,727	81,600

b)	Cash equivalents

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	290,914	95,673
Short-term investments, classified as cash equivalents	287,797	337,396
Total cash equivalents	578,711	433,069

Total cash and cash equivalents	630,438	514,669

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2017 and December 31, 2016, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2017 ThUS$	12/31/2016 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	144,464	178,446
JP Morgan US dollar Liquidity Fund Institutional	143,333	158,950
Total	287,797	337,396

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

200

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2017 and December 31, 2016, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2017	12/31/2016
Original currency	ThUS$	ThUS$
Chilean Peso (*)	579	6,044
US Dollar	612,727	490,978
Euro	9,782	11,386
Mexican Peso	258	309
South African Rand	4,074	3,250
Japanese Yen	1,773	2,149
Peruvian Sol	8	3
Brazilian Real	38	59
Chinese Yuan	1,143	400
Indian Rupee	-	8
Thai Baht	-	8
Argentine Peso	1	4
Pound Sterling	55	71
Total	630,438	514,669

(*) The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

7.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2017 and December 31, 2016, restricted cash balances are presented in Note 10.9.

201

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2017 ThUS$
Scotiabank Sud Americano	Fixed term		0.24	11-21-2017	1-2-2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11-28-2017	1-2-2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11-28-2017	1-2-2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11-28-2017	1-2-2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11-28-2017	1-2-2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11-29-2017	2-27-2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-12-2017	1-11-2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-12-2017	1-11-2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12-12-2017	1-11-2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12-12-2017	1-11-2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-14-2017	1-16-2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12-15-2017	1-16-2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12-29-2017	1-10-2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12-29-2017	1-10-2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12-27-2017	1-18-2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12-15-2017	2-13-2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12-15-2017	2-13-2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12-28-2017	1-4-2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12-29-2017	1-5-2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12-29-2017	1-5-2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12-6-2017	1-5-2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12-15-2017	1-16-2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12-26-2017	1-26-2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12-27-2017	1-4-2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12-27-2017	1-4-2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12-27-2017	1-4-2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12-112017	1/31/2017	163	-	163
Nedbank	On demand	US$	-	12-1-2017	1/31/2017	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12-31-2017	1/2/2018	1,439	-	1,439
Total						290,397	517	290,914

202

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents, continued

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2016 ThUS$
Scotiabank Sud Americano	Fixed term	US$	1.28	12/29/2016	1/31/2017	9,900	1	9,901
Banco de Chile	Fixed term	US$	0.90	12/30/2016	1/9/2017	15,000	1	15,001
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/30/2016	1/10/2017	10,000	-	10,000
Banco Crédito e Inversiones	Fixed term	US$	0.93	10/11/2016	1/30/2017	13,000	27	13,027
Banco BBVA Chile	Fixed term	US$	0.75	10/11/2016	1/30/2017	2,000	3	2,003
Banco Santander - Santiago	Fixed term	US$	1.21	12/1/2016	1/3/2017	3,500	4	3,504
Banco de Chile	Fixed term	US$	0.76	12/7/2016	1/6/2017	3,900	2	3,902
Banco Santander - Santiago	Fixed term	US$	0.90	12/12/2016	1/12/2017	5,000	2	5,002
Banco de Chile	Fixed term	US$	1.30	12/12/2016	1/12/2017	1,700	1	1,701
Banco Crédito e Inversiones	Fixed term	US$	0.88	12/14/2016	1/17/2017	2,000	1	2,001
Corpbanca	Fixed term	US$	1.28	12/20/2016	2/21/2017	800	-	800
Scotiabank Sud Americano	Fixed term	US$	1.28	12/20/2016	2/21/2017	5,000	2	5,002
Banco Santander - Santiago	Fixed term	US$	0.75	12/22/2016	1/23/2017	3,500	1	3,501
Banco Santander - Santiago	Fixed term	US$	1.25	12/28/2016	2/9/2017	3,900	1	3,901
Banco Security	Fixed term	US$	1.31	12/28/2016	2/9/2017	3,300	-	3,300
Banco Security	Fixed term	US$	1.00	12/29/2016	1/30/2017	3,800	-	3,800
Banco Santander - Santiago	Fixed term	Ch$	0.31	12/16/2016	1/2/2017	1,942	3	1,945
Corpbanca	Fixed term	Ch$	0.32	12/29/2016	1/9/2017	597	1	598
Scotiabank Sud Americano	Fixed term	Ch$	0.33	12/30/2016	1/9/2017	2,091	-	2,091
Citibank New York	Overnight	US$	0.01	12/31/2016	1/1/2017	1,742	-	1,742
BBVA Banco Francés	Fixed term	US$	0.21	24/102016	1/31/2017	199	-	199
Nedbank	On demand	US$	-	12/1/2016	1/31/2017	2,752	-	2,752
Total						95,623	50	95,673

203

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	9,364	7,536
Supplies for production reserves	22,257	23,610
Products-in-progress reserves	456,333	482,261
Finished product reserves	414,120	479,665
Total	902,074	993,072

As of December 31, 2017, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$62,476 (ThUS$ 43,400 as of December 31, 2016), (included in work in progress).

Inventory reserves recognized as of December 31, 2017 amount to ThUS$96,284, and ThUS$81,295 as of December 31, 2016. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others).

In the case of inventories of raw materials, supplies, materials and parts, provisions have been made at the lower value associated with the proportion of obsolete, defective or slow-moving materials.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2017 ThUS$	12/31/2016 ThUS$

Raw material reserves	93	93
Supplies for production	-	920
Products-in-progress reserves	80,249	50,925
Finished product reserves	15,942	29,357

Total	96,284	81,295

The Company has not delivered inventory as collateral for the periods indicated above.

204

Note 8	Inventories, continued

As of December 31, 2017and 2016, movements in provisions are detailed as follows:

	12/31/2017	12/31/2016
Reconciliation	ThUS$	ThUS$
Opening balance	81,295	80,369
Changes
Additional provisions	21,953	9,831
Increase (decrease) in existing provisions	(6,964)	(8,905)
Total changes	14,989	926
Final Balance	96,284	81,295

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws the indicated in the Note 6.3, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that as of December 31, 2017 are equivalent to 29.97% of the current total amount of issued, subscribed and fully-paid shares in the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Financial Markets Commission (formerly the Chilean SVS) and the relevant stock exchanges in Chile and abroad that they are not and have never been mutually related parties. This is independent of the fact that on December 21, 2006 the two Groups entered into a Joint Action Agreement (JAA) related to those shares. Consequently, neither the Pampa Group nor the Kowa Group individually owns more than 32% of the voting right capital of SQM S.A.

This Joint Action Agreement has not transformed the Pampa and Kowa Groups into mutually related parties. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group, into related parties of SQM S.A.

205

Note 9	Related party disclosures (continued)

9.2	Relationships between the parent and the entity, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96,511,530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76,165,311-5	Potasios de Chile S.A.	6.91
96,863,960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59,046,730-8	Kowa Co Ltd.	0.30
96,518,570-4	Kochi S.A.	0.30
59,023,690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

206

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

207

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Kore Potash Ltd.	Australia	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
Foreign	Minera Exar S.A.	Argentina	US$	Joint control
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Other related parties
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Other related parties
Foreign	Terra Tarsa B.V.	Holland	Euro	Other related parties
Foreign	Plantacote N.V.	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC	Russian Federation	Russian ruble	Other related parties

208

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2017 ThUS$	12/31/2016 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	17,538	11,619
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	15,706	17,977
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	969	1,338
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	13,206	12,865
Foreign	Ajay North America LLC.	Associate	United States	Dividends	1,123	2,605
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	4,351	8,312
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,102	3,798
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	-
77,557,430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	45	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	132,495	91,678
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	-	-
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	31,137	17,686
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	23,058	22,090
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	85	965
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	9,950
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	252	257
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	8,011	4,630
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	-	5,528
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	49
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	200	166
Foreign	SQM Vitas Holland B.V.	Joint venture	Holland	Sale of products	-	634
79,049,778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	210	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	Loans	11,000	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,218	-
Foreign	Terra Tarsa Don LLC	Joint venture	Russian Federation	Sale of products	423	-
Foreign	Plantacote N.V.	Associate	Belgium	Sale of products	2,108	-

209

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	1,204	1,315
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,689	3,801
Foreign	Ajay North America LLC.	Associate	United States	US$	2,005	3,095
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	73	764
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	5,008	34,377
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	17,293	9,580
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	13,766	13,318
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	3,804	1,177
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	14,547
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	-	41
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	97
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	91
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	50	48
Foreign	Plantacote N.V.	Associate	Belgium	Euro	190	2
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	US$	11,000	-
Total					59,132	82,259

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	11	7
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	7	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	725	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	584	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	38	-
Current Total					1,365	7

210

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2017.

As of December 31, 2017, the Company has the following Committees:

-	Directors’ Committee: composed of Juan Gerardo Jofré Miranda, Fernando Massú Taré and Joanne L. Boyes. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.

-	Health, Safety and Environmental Matters Committee: composed of Arnfinn F. Prugger, Gonzalo Guerrero Y. and Hernán Büchi Buc.

-	Corporate Governance Committee: composed of Robert A. Kirkpatrick, Hernán Büchi Buc and Juan Gerardo Jofré Miranda.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

211

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of four hundred UF in favor of the Chairman of the Board of Directors of SQM S.A. and of two hundred UF in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.15% of profit for the period effectively earned by the Company during the 2017 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2017 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2017 fiscal year is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2017 amount to ThUS$3,231 (ThUS$ 2,292 as of December 31, 2016).

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 75 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2017 fiscal year.

212

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

c)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2017.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2017 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of December 31, 2017, the global compensation paid to the 115 main executives amounts to ThUS$27,367 and the global compensation paid to the 105 main executives as of December 31, 2016 amounted to ThUS$20,439. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives. The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 16).

213

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2017 and the year ended December 31, 2016 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9.8	Key management personnel compensation

As of December 31, 2017, there are 115 people occupying key management personnel posts (there were 105 as of December 31, 2016).

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Key management personnel compensation (1)	27,367	20,439

(1)	Corresponds to a number of executives (see Note 9.7 6) b).

214

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2017 ThUS$	12/31/2016 ThUS$

Other current financial assets (1)	360,941	284,160
Derivatives (2)	6,038	4,095
Hedging assets	-	934
Total other current financial assets	366,979	289,189

Other non-current financial assets (3)	62,879	34,099
Total other non-current financial assets	62,879	34,099

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relates to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$

Non-current investments not accounted for using the equity accounting method, classified as available for sale	9,179	6,899
Share purchase option (1)	20,000	20,000
Hedging assets	8,910	7,156
Contribution for constitution of Joint Venture (2)	24,745	-
Other financial assets, non-current	45	44
Total other financial assets, non-current	62,879	34,099

(1)	SQM S.A. signed a contract with Kore Potash Limited and, as part of the deal, SQM acquired 20 million share options valued at ThUS$20,000.
(2)	SQM Potasio S.A. contributed ThUS$24,745 to set up Western Australia Lithium (WAL). This has still not been legally constituted as a company, so the funds remain in trust waiting to be transferred to WAL.

Detail of other current financial assets

Institution	12/31/2017 ThUS$	12/31/2016 ThUS$
Banco Santander	163,269	54,364
Banco de Crédito e Inversiones	71,748	40,627
Banco Itaú - Corpbanca	77,527	63,969
Banco Security	28,592	15,007
Morgan Stanley	-	3,150
Scotiabank Sud Americano	13,764	107,043
Banco Chile	4,834	-
Banco BBVA Chile	1,207	-
Total	360,941	284,160

215

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	412,321	-	412,321	344,839	-	344,839
Prepayments	16,177	-	16,177	6,621	-	6,621
Other receivables	18,377	1,912	20,289	17,301	1,840	19,141
Total trade and other receivables	446,875	1,912	448,787	368,761	1,840	370,601

	12/31/2017			12/31/2016
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	427,400	(15,079)	412,321	361,656	(16,817)	344,839
Trade receivables, current	427,400	(15,079)	412,321	361,656	(16,817)	344,839
Prepayments, current	16,877	(700)	16,177	9,421	(2,800)	6,621
Other receivables, current	23,409	(5,032)	18,377	19,300	(1,999)	17,301
Current trade and other receivables	40,286	(5,732)	34,554	28,721	(4,799)	23,922
Other receivables, non-current	1,912	-	1,912	1,840	-	1,840
Non-current receivables	1,912	-	1,912	1,840	-	1,840
Total trade and other receivables	469,598	(20,811)	448,787	392,217	(21,616)	370,601

216

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2017 the detail of the unsecuritized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	1,630	28	10	5	6	1,679
Portfolio under no renegotiated terms	46,601	3,124	5,095	91	7,120	62,031
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	46,601	3,124	5,095	91	7,120	62,031

Securitized portfolio

As of December 31, 2017 the detail of the securitized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	652	166	58	16	15	907
Portfolio under no renegotiated terms	341,915	16,898	4,814	760	982	365,369
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	341,915	16,898	4,814	760	982	365,369
217

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Unsecuritized portfolio

As of December 31, 2016 the detail of the unsecuritized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	48	55	7	-	26	136
Portfolio under no renegotiated terms	32,233	26,696	2,411	-	5,210	66,549
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	32,233	26,696	2,411	-	5,210	66,549

Securitized portfolio

As of December 31, 2016 the detail of the securitized portfolio is as follows:

	Current	Between 1 and 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 91 days	Total
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
Number of customers, portfolio under no renegotiated terms	455	118	52	19	14	658
Portfolio under no renegotiated terms	271,839	16,036	4,807	1,182	1,243	295,107
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-
Portfolio under renegotiated terms, gross	-	-	-	-	-	-
Total gross portfolio	271,839	16,036	4,807	1,182	1,243	295,107

As of December 31, 2017and 2016, movements in provisions are as follows:

	12/31/2017	12/31/2016
Reconciliation	ThUS$	ThUS$
Opening balance	21,616	19,731
Additional provisions	7,172	10,632
Increase (decrease in provisions)	(7,977)	(8,747)
Closing balance	20,811	21,616

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

218

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF. As of December 31, 2017, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$266,335 and as of December 31, 2016 such contracts amounted to ThUS$320,155.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2017	17,128	33,696	41	-	41

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	830	789	41	(9)	32

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	43,235	28,108	(29)	5	(24)

219

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2016	218	(294)	76	(19)	57

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force as of December 31, 2017 and 2016.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	191,638	UF	01/05/2018
O	58,748	UF	02/01/2022

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis, the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations. For this purpose, we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

220

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. At present, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, which may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2017 and December 31, 2016, the detail is as follows:

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	163,568	-	163,568	101,270	-	101,270
Obligations with the public (bonds)	13,494	1,031,507	1,045,001	58,973	1,059,706	1,118,679
Derivatives	5,979	-	5,979	1,920	-	1,920
Hedging liabilities	37,287	-	37,287	16,981	33,732	50,713
Total	220,328	1,031,507	1,251,835	179,144	1,093,438	1,272,582

Current and non-current bank borrowings

As of December 31, 2017 and December 31, 2016, the detail is as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Long-term bank borrowings	-	-
Short-term bank borrowings	163,568	101.270
Short-term borrowings and current portion of long-term borrowings	163,568	101.270
Total bank borrowings	163,568	101.270

221

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of December 31, 2017 and December 31, 2016, the detail of this caption is as follows:

Debtor			Creditor			Currency or
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.63%	1.63%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.73%	1.73%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.73%	1.73%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Banco Estado	Chile	US$	Upon maturity	1.67%	1.67%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Banco Estado	Chile	US$	Upon maturity	1.67%	1.67%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Banco Estado	Chile	US$	Upon maturity	1.91%	1.91%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.94%	1.94%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.74%	1.74%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing Costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM.S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM.S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM.S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S.A.	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

222

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.00%	1.00%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.85%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.84%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	0.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%

		12/31/2016			1231/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	30	20,000	20,030	-	20,030
SQM.S.A.	Banco Estado	-	20,412	20,412	-	20,919	20,919	-	20,919
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,057	17,057	-	17,057
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,010	3,010	-	3,010
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,042	20,042	-	20,042
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,212	-	20,212	-	20,212
Total		20,000	80,412	100,412	20,242	81,028	101,270	-	101,270
223

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2017 and December 31, 2016, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repayment
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	0403/2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-		-	-	2,674	2,674	(385)	2,289
SQM S.A.	Chile	ThUS$250,000	-		-	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	Chile	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	Chile	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

224

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2016	US$	Semiannual	Upon maturity	1.97%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2017	US$	Semiannual	Upon maturity	3.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	10/03/2016	US$	Semiannual	Upon maturity	2.48%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2016	UF	Semiannual	Semiannual	1.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2017	UF	Semiannual	Semiannual	2.47%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	0.69%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2017	UF	Semiannual	Upon maturity	3.00%	3.80%

			12/31/2016			12/31/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S.A.	Chile	ThUS$250,000	-	-	-	4,649	-	4,649	(433)	4,216
SQM S.A.	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	Chile	C	-	5,903	5,903	-	6,098	6,098	-	6,098
SQM S.A.	Chile	H	-	-	-	3,726	-	3,726	(139)	3,587
SQM S.A.	Chile	M	39,356	-	39,356	39,893	-	39,893	(11)	39,882
SQM S.A.	Chile	O	-	-	-	926	-	926	(67)	859
Total			39,356	5,903	45,259	49,194	11,430	60,624	(1,651)	58,973

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

225

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2017 and December 31, 2016 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 12/31/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

226

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2017 and December 31, 2016, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93,007,000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93,007,000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93,007,000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93,007,000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93,007,000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2016							Non-current maturities 12/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(904)	249,096
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,069)	246,931
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,230)	296,770
C	5,903	5,903	5,903	5,903	29,519	53,131	5,903	5,903	5,903	5,903	29,519	53,131	-	53,131
H	-	-	-	-	157,426	157,426	-	-	-	-	157,426	157,426	(1,671)	155,755
O	-	-	-	-	59,035	59,035	-	-	-	-	59,035	59,035	(1,012)	58,023
Total	5,903	255,903	5,903	5,903	795,980	1,069,592	5,903	255,903	5,903	5,903	795,980	1,069,592	(9,886)	1,059,706

227

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

On December 15, 2017, the Company filed a request with the Financial Markets Commission (FMC, formerly the Chilean Superintendence of Securities and Insurance) to modify the bond line registered in the FMC Securities Registry on December 31, 2008, under number 563. The main objective of this change is to adapt the obligations and grounds for early payment and default to the Company's current circumstances. If the modified line is approved by the Financial Markets Commission, a series of bonds denominated Series P will be issued for a nominal value of up to UF 3 million, with a maturity date of January 15, 2028.

Once these bonds have been approved by the Financial Markets Commission, they are expected to be placed through direct sale to investors.

Bonds

On December 31, 2017 and December 31, 2016, short term bonds of ThUS$13,494 and ThUS$58,973 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,031,507 on December 31, 2017 and ThUS$1,059,706 on December 31, 2016, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2017 and December 31, 2016, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of December 31, 2017, December 31 and 2016, the Company has made the following payments with a charge to the Series C bonds:

	12/31/2017	12/31/2016
Payments made	ThUS$	ThUS$
Principal payment	57,290	5,729
Interest payment	1,515	3,275

228

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2017, December 31 and 2016, the Company has made the following payments with a charge to the Single series bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payments of principal owed	-	200,000
Payments of interest	-	6,125

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019. The second was Series G for ThCh$21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2017, December 31 and 2016, the Company has made the following payments with a charge to the Series H bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payments of interest, Series H bonds	7,691	7,289

229

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2017, December 31 and 2016, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Interest payment	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2017, December 31 and 2016 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest, Series M bonds	667	1,242
Payment of interest, Series O bonds	2,301	2,142

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2017, December 31 and 2016, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest	10,875	10,875

230

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250

On October 23, 2014, the Company informed the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2017, December 31 and 2016, the following payments have been made.

Payments made	12/31/2017 ThUS$	12/31/2016 ThUS$
Payment of interest	10,938	10,938

10.5	Trade and other payables

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	195.858	-	195,858	200,215	-	200,215
Other accounts payable	422	-	422	281	-	281
Total	196.280	-	196,280	200,496	-	200,496

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2017, the Company has purchase orders amounting to ThUS$41,601 (ThUS$19,959 as of December 31, 2016).

231

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2017 ThUS$	Effect on profit or loss as of 12/31/2017	12/31/2016 ThUS$	Effect on profit or loss as of 12/31/2016
		ThUS$		ThUS$
Current
Derivative instruments (IRS)	-	-	-	(229)
	-	-	-	(229)

Balances in the “effect on profit or loss” column consider the effects of agreements which were in force as of December 31, 2017, including derivatives received during the year.

232

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

		12/31/2017			12/31/2016
	Financial	Current	Non-current	Total	Current	Non- current	Total
Description of financial assets	instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent		630,438	-	630,438	514,669	-	514,669
Trade receivables due from related parties		74,089	-	74,089	82,259	-	82,259
Financial assets measured at amortized cost	Term deposits	360,941	45	360,986	284,160	44	284,204
Loans and receivables measured at amortized cost	Trade and other receivables	423,047	1,912	424,959	368,761	1,840	370,601
Total financial assets measured at amortized cost		1,488,515	1,957	1,490,472	1,249,849	1,884	1,251,733

Financial assets at fair value through profit or loss	Derivative instruments	6,038	8,910	14,948	5,029	7,156	12,185
Financial assets classified as available for sale at fair value through equity	Other investments	-	53,924	53,924	-	26,899	26,899
Total financial assets at fair value		6,038	62,834	68,872	5,029	34,055	39,084
Total financial assets		1,494,553	64,791	1,559,344	1,254,878	35,939	1,290,817

233

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

		12/31/2017			12/31/2016
	Financial	Current	Non-current	Total	Current	Non- current	Total
Description of financial liabilities	instruments	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Trade payables due to related parties		1,365	-	1,365	7	-	7
Financial liabilities at fair value through profit or loss	Derivative instruments	43,266	-	43,266	18,901	33,732	52,633
Financial liabilities at fair value through profit or loss		44,631	-	44,631	18,908	33,732	52,640

Financial liabilities measured at amortized cost	Bank borrowings	163,568	-	163,568	101,270	-	101,270
Financial liabilities measured at amortized cost	Obligations with the public	13,494	1,031,507	1,045,001	58,973	1,059,706	1,118,679
Financial liabilities measured at amortized cost	Trade and other payables	196,280	-	196,280	200,496	-	200,496
Total financial liabilities measured at amortized cost		373,342	1,031,507	1,404,849	360,739	1,059,706	1,420,445
Total financial liabilities		417,973	1,031,507	1,449,480	379,647	1,093,438	1,473,085

234

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the “Asociación de Bancos e Instituciones Financieras” (ABIF) (Association of Banks and Financial Institutions’).

235

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

	Fair value	Measurement methodology
	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Investment SQM Australia	24,746	-	24,746
Shares	9,159	9,159	-	-
Non-hedging derivatives
Forwards	2,744	-	2,744	-
Options	110	-	110	-
Swaps	3,184	-	3,184	-
Hedging derivatives
Swaps	8,726	-	8,726	-
Deposits, more than 90 days	360,941		360,941	-
Shares purchase option	20,000		20,000	-
Other	249	-	249	-
Financial liabilities
Non-hedging derivatives
Forwards	5,534	-	5,534	-
Options	445	-	445	-
Hedging derivatives
Swaps	37,287	-	37,287	-
Bank loans	163,568	-	163,568	-
Non-guaranteed bonds	1,039,956	-	1,039,956	-
Other	5,945	-	5,945	-

236

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	6,879	6,879	-	-
Non-hedging derivatives
Forwards	924	-	924	-
Options	426	-	426	-
Swaps	2,745	-	2,745	-
Hedging derivatives
Swaps	8,090	-	8,090	-
Deposits, more than 90 days	284,159		284,159	-
Shares purchase option	20,000		20,000	-
Other	2,809	-	2,809	-
Financial liabilities
Non-hedging derivatives
Forwards	871	-	871	-
Options	363	-	363	-
Hedging derivatives
Swaps	50,713	-	50,713	-
Bank loans	101,270	-	101,270	-
Non-guaranteed bonds	1,103,324	-	1,103,324	-
Other	16,041	-	16,041	-

10.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2017 and December 31, 2016, assets pledged as guarantees are as follows:

Restricted cash	12/31/2017 ThUS$	12/31/2016 ThUS$
Isapre Norte Grande Ltda.	771	685
Total	771	685
237

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

238

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2017		12/31/2016
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	630,438	630,438	514,669	514,669
Current trade and other receivables	446,875	446,875	368,761	368,761
Receivables due from related parties, current	59,132	59,132	82,259	82,259
Other financial assets, current:
- Time deposits	360,941	360,941	284,160	284,160
- Derivative instruments	6,038	6,038	4,095	4,095
- Hedging assets	-	-	934	934
Total other current financial assets	366,979	366,979	289,189	289,189
Non-Current Trade Receivables	1,912	1,912	1,840	1,840
Other non-current financial assets:	62,879	62,879	34,099	34,099
Total other non-current financial assets:	62,879	62,879	34,099	34,099
Other financial liabilities, current:
- Bank loans	163,568	163,568	101,270	101,270
- Derivative instruments	5,979	5,979	1,920	1,920
- Hedging liabilities	37,287	37,287	16,981	16,981
- Unsecured obligations	13,494	13,494	58,973	58,973
Other financial liabilities, current	220,328	220,328	179,144	179,144
Current and non-current accounts payable	196,280	196,280	200,496	200,496
Payables due to related parties, non-current	1,365	1,365	7	7
Other non-current financial liabilities:
- Bank loans	-	-	-	-
- Unsecured obligations	1,031,507	1,131,639	1,059,706	1,195,512
- Non-current hedging liabilities	-	-	33,732	33,732
Other non-current financial liabilities:	1,031,507	1,131,639	1,093,438	1,229,244

All the fair value estimates are included in levels 1 and 2.

239

Note 10	Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

240

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2017 and December 31, 2016, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	15,936	13,343	1,483	1,482	-	-	1,483	1,482
Doktor Tarsa Tarim Sanayi AS	21,788	16,712	6,427	4,026	-	590	6,427	4,616
Ajay North America	14,432	13,457	3,677	2,794	-	-	3,677	2,794
Ajay Europe SARL	8,144	7,373	1,049	1,132	26	(7)	1,075	1,126
Charlee SQM Thailand Co. Ltd,	2,301	1,763	393	244	-	-	393	244
SQM Eastmed Turkey.	(47)	-	(25)	-	-	-	(25)	-
Total	62,601	52,648	13,004	9,678	26	583	13,030	10,262

241

Note 11	Equity-accounted investees (continued)

11.1	Investments in associates recognized according to the equity method of accounting, continued

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					12/31/2017	12/31/2016
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	1,123	2,605
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	968	1,338
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V.

	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San. Tic As (1)	Laboratory services	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa Don LLC (2)	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-

242

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2017
					Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	-	4,008
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	-	12,854
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	52	2,150
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	-	981
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	-	(49)
Total	181,405	29,910	59,507	13,766	194,902	27,397	52	27,449

12/31/2016
					Revenue	Gain (loss) from continuing operations	Other comprehensive income	Comprehensive income
	Assets		Liabilities
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)	-	(200)
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

243

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2017 and December 31, 2016.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

11.4	Disclosures on interest in associates

a) Transactions conducted in 2017:

As of December 31, 2017, a capital increase was registered for Plantacote N.V. in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim. The functional currency of Plantacote N.V. is the Euro. The contribution was made under the heading “Subordinated loan from Dr. Tarsa”. This contribution had no impact on the Company's consolidated results.

b) Transactions conducted in 2016:

During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. generating a gain of ThUS$7,635.

244

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2017

On June 30, 2017, SQM Potasio S.A. recognized the lower value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422.5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

b)	Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. agreed to enter into a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM Potasio S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. This resulted in the latter entity gaining 100% interest in this transaction, generating a loss of ThUS$104.

245

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received
					12/31/2017	12/31/2016
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V (1)	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$ 104.

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Plantacote B.V. (2)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

246

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Final reporting period date	Accounting method

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	December 31, 2017	Equity method
Coromandel SQM India	December 31, 2017	Equity method
SQM Vitas Fzco.	December 31, 2017	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	December 31, 2017	Equity method
SQM Vitas Brazil Agroindustria	December 31, 2017	Equity method
SQM Vitas Southern Africa Pty.	December 31, 2017	Equity method
SQM Vitas Perú S.A.C.	December 31, 2017	Equity method
SQM Vitas Holland B.V.	December 31, 2017	Equity method
SQM Vitas Plantacote B.V.	December 31, 2017	Equity method
Minera Exar S.A.	December 31, 2017	Equity method

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	11,444	12,150	(535)	(1,372)
Coromandel SQM India	1,633	1,499	165	435
SQM Vitas Fzco,	19,478	17,956	1,502	3,458
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,980	2,618	361	163
SQM Vitas Holland	1,429	1,269	(18)	171
Minera Exar S.A.	26,860	25,000	(27)	-
Total	63,824	60,492	1,448	2,855

247

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	-	-	(535)	(1,372)
Coromandel SQM India	-	-	165	435
SQM Vitas Fzco,	(5)	449	1,497	3,907
SQM Star Qingdao Corp. Nutrition Co. Ltd.	-	-	361	163
SQM Vitas Holland	-	-	(18)	171
Minera Exar S.A.	-		(27)	-
Total	(5)	449	1,443	3,304

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	11,003	9,343	1,753	4,570
SQM Vitas Peru S.A.C (1)	5,961	5,964	(216)	815
SQM Vitas Plantacote B.V. (2)	669	588	(1)	187
SQM Vitas Spain (2)	-	-	-	-
Total	17,633	15,895	1,536	5,572

248

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	(51)	2,845	826	5,130
SQM Vitas Peru S.A.C (1)	-	-	(108)	408
SQM Vitas Plantacote B.V. (2)	-	-	(1)	(80)
SQM Vitas Spain (2)	-	-	-	-
Total	(51)	2,845	717	5,458

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

249

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2017
	Assets		Liabilities			Gain (loss) from	Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco,	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V.	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

	12/31/2016
	Assets		Liabilities			Gain (loss) from	Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco.	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V.	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

250

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	6,198	4,097	-	-	-	-
Coromandel SQM India	1,118	15	-	478	-	-
SQM Vitas Fzco,	15,307	11,514	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,675	3,756	-	-	-	-
SQM Vitas Brazil Agroindustria	5,139	2,168	7,342	8,718	-	-
SQM Vitas Peru S.A.C.	687	958	2,215	3,834	1,372	1,781
SQM Vitas Holland B.V.	2,190	1,961	-	-	-	-
SQM Vitas Plantacote B.V.	679	615	-	-	-	-
Minera Exar S.A.	9,189	-	-	-	-
Total	44,182	25,084	9,557	13,030	1,372	1,781

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(696)	(691)	(25)	(433)	303	200
Coromandel SQM India	-	-	(16)	(49)	(485)	(44)
SQM Vitas Fzco.	(553)	(717)	(19)	(16)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(68)	(64)	-	(1)	(174)	(195)
SQM Vitas Brazil Agroindustria	(453)	(438)	(1,253)	(2,127)	(283)	(337)
SQM Vitas Peru S.A.C.	(375)	(82)	(432)	(323)	(214)	(362)
SQM Vitas Holland B.V.	-	-	-	-	-	-
SQM Vitas Plantacote B.V.	-	-	(1)	(1)	-	-
Minera Exar S.A.	(523)	-	(32)	-	(620)	-
SQM Vitas Spain	-	-	-	-	-	-
Total	(2,668)	(1,992)	(1,778)	(2,950)	(1,473)	(738)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

251

Note 13	Intangible assets and goodwill

13.1	Balances

	12/31/2017 ThUS$	12/31/2016 ThUS$
Intangible assets other than goodwill	105,948	109,439
Goodwill (1)	44,177	37,972
Total	150,125	147,411

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC) of 8.04%.

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2017 and December 31, 2016 are detailed as follows:

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,518	-	98,518
Other intangible assets	Indefinite	1,950	-	1,950
Intangible assets other than goodwill		126,778	(20,830)	105,948
Goodwill	Indefinite	44,177	-	44,177
Total intangible assets and goodwill		170,955	(20,830)	150,125

252

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,280	(16,234)	7,046
Intellectual property rights, patents and other industrial property rights, service	Finite	1,483	(1,023)	460
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,337	-	3,337
Intangible assets other than goodwill		126,696	(17,257)	109,439
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		164,668	(17,257)	147,411

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years. For other finite useful life assets, the period in which they are amortized relates to periods defined by contracts or the rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

253

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to be disclosed on intangible assets

SQM has property rights and mining concessions from the Chilean Government that are intended for the exploration and exploitation of saltpeter and brine. Such rights incur no initial cost other than registration costs, which are insignificant.

Also, SQM has acquired mining concessions from third-parties other than the Chilean Government, which have been recognized at acquisition cost and are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

As of December 31, 2017, the subsidiary Soquimich Comercial S.A. presented an impairment for the acquisition of the commercial agent of Sociedad Agrocom Ltda.

254

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	23,280	1,483	98,596	3,337	37,972	164,668
Additions	-	939	8	-	204	6,205	7,356
Impairment	-	-	-	(205)	-	-	(205)
Increases (decreases) for transfers	-	-	-	-	(1,164)	-	(1,164)
Other increases (decreases)	-	841	(241)	127	(427)	-	300

Final balance	-	25,060	1,250	98,518	1,950	44,177	170,955

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(16,234)	(1,023)	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,653)	(38)	-	-	-	(2,691)
Other increases (decreases)	-	(882)	-	-	-	-	(882)

Final balance	-	(19,769)	(1,061)	-	-	-	(20,830)
255

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2017, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	7,046	460	98,596	3,337	37,972	147,411
Additions	-	939	8	-	204	6,205	7,356
Amortization	-	-	-	(205)	-	-	(205)
Impairment	-	(2,653)	(38)	-	-	-	(2,691)
Increases (decreases) for transfers	-	-	-	-	(1,164)	-	(1,164)
Other increases (decreases)	-	(41)	(241)	127	(427)	-	(582)

Final balance	-	5,291	189	98,518	1,950	44,177	150,125

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	160	25	2,100	-	-	2,285
Other increases (decreases)	(3,821)	(131)	10	(4)	(314)	(416)	(4,676)

Final balance	-	23,280	1,483	98,596	3,337	37,972	164,668

256

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	3,821	-	(1)	-	-	-	3,820

Final balance	-	(16,234)	(1,023)	-	-	-	(17,257)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	160	25	2,100	-	-	2,285
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(131)	9	(4)	(314)	(416)	(856)

Final balance	-	7,046	460	98,596	3,337	37,972	147,411

257

Note 14	Property, plant and equipment

As of December 31, 2017 and December 31, 2016, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment
Description of types of property, plant and equipment	12/31/2017 ThUS$	12/31/2016 ThUS$
Property, plant and equipment, net
Land	32,739	32,702
Buildings	230,319	237,585
Other property, plant and equipment	24,862	26,417
Transport equipment	3,257	3,355
Supplies and accessories	1,872	1,773
Office equipment	487	3,642
Network and communication equipment	1,050	1,686
Mining assets	16,237	24,643
IT equipment	3,401	366
Energy generating assets	7,861	8,191
Constructions in progress	165,054	170,710
Machinery, plant and equipment (1)	950,054	1,021,640
Total	1,437,193	1,532,710
Property, plant and equipment, gross
Land	32,739	32,702
Buildings	610,264	582,082
Other property, plant and equipment	244,831	253,555
Transport equipment	11,195	10,819
Supplies and accessories	19,498	18,259
Office equipment	11,105	17,731
Network and communication equipment	7,356	7,522
Mining assets	129,028	158,514
IT equipment	27,038	20,316
Energy generating assets	36,643	34,812
Constructions in progress	165,054	170,710
Machinery, plant and equipment	2,938,287	2,833,819
Total	4,233,038	4,140,841

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	379,945	344,497
Accumulated depreciation and impairment of other property, plant and equipment	219,969	227,138
Accumulated depreciation and impairment of transport equipment	7,938	7,464
Accumulated depreciation and impairment of supplies and accessories	17,626	16,486
Accumulated depreciation and impairment of office equipment	10,618	14,089
Accumulated depreciation and impairment of network and communication equipment	6,306	5,836
Accumulated depreciation and impairment of mining assets	112,791	133,871
Accumulated depreciation and impairment of IT equipment	23,637	19,950
Accumulated depreciation and impairment of energy generating assets	28,782	26,621
Accumulated depreciation and impairment of machinery, plant and equipment	1,988,233	1,812,179
Total	2,795,845	2,608,131

258

Note 14	Property, plant and equipment, (continued)

14.1	Types of property, plant and equipment, continued

(1)	The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment	12/31/2017 ThUS$	31/12/2016 ThUS$
Property, plant and equipment, net
Pumps	33,614	40,306
Conveyor belt	24,832	28,307
Crystallizer	15,519	17,585
Plant equipment	186,885	208,137
Water tanks	11,296	10,614
Filter	18,572	21,484
Facilities/electrical equipment	105,600	111,876
Other machinery, plant and equipment	72,812	57,298
Piping	113,641	124,699
Pond	275,731	299,956
Well	46,802	50,647
Parts	44,750	50,731
Total	950,054	1,021,640

259

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017 and December 31, 2016:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	158,797	26,067	186,784
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	(16,761)	(3,374)	(62,300)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(120,668)	84,424	(191)
Other increases (decreases) (*)	403	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(27,025)	(2,767)	(31,898)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	37	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	92,197
Closing balance	32,739	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,233,038

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(175,770)	(232,365)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

260

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	158,797	26,067	186,784
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	(16,761)	(164)	(16,987)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(175,770)	(232,365)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(120,668)	84,768	(127)
Other increases (decreases) (*)	403	2,566	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(27,025)	(6,547)	(32,515)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	37	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(95,517)
Closing balance	32,739	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,437,193

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate, 2) the variation representing the purchase and use of materials and spare parts, 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets, 4) Software that is reclassified to Intangibles.

((1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

261

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	564,708	248,493	16,170	17,877	18,858	7,323	157,481	19,732	34,579	151,831	2,751,631	4,023,272
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	(5,540)	(28)	(1)	-	-	-	-	(3,370)	(1,165)	(10,857)
Increase (decrease) in foreign currency translation difference	28	1	65	8	-	52	-	-	-	-	-	19	173
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	80,987	5,852
Other increases (decreases) (*)	(24)	-	(410)	(145)	-	(1,982)	-	-	-	-	(22,252)	201	(24,612)
Decreases for classification as held for sale (1)	(1.891)	-	(194)	-	-	-	-	-	-	-	-	-	(2,085)
Total changes	(1,887)	17,374	5,062	(5,351)	382	(1,127)	199	1,033	584	233	18,879	82,188	117,569
Closing balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(310,676)	(196,262)	(12,355)	(13,870)	(15,393)	(5,041)	(122,034)	(18,770)	(23,332)	-	(1,621,963)	(2,339,696)
Changes
Disposals	-	-	-	5,540	28	-	-	-	-	-	-	759	6,327
Depreciation expense	-	(33,470)	(7,288)	(683)	(2,265)	(845)	(774)	(11,837)	(1,179)	(2,374)	-	(178,942)	(239,657)
Impairment	-	(338)	(23,861)	(81)	(379)	(1)	(21)	-	(1)	(915)	-	(5,985)	(31,582)
Increase (decrease) in foreign currency translation difference	-	(13)	(14)	(14)	-	(28)	-	-	-	-	-	-	(69)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	(5,852)	(5,852)
Other increases (decreases) (*)	-	-	258	129	-	2,178	-	-	-	-	-	(196)	2,369
Decreases for classification as held for sale (1)	-	-	29	-	-	-	-	-	-	-	-	-	29
Total changes	-	(33,821)	(30,876)	4,891	(2,616)	1,304	(795)	(11,837)	(1,180)	(3,289)	-	(190,216)	(268,435)
Closing balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)

262

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2016, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	254,032	52,231	3,815	4,007	3,465	2,282	35,447	962	11,247	151,831	1,129,668	1,683,576
Changes
Additions	-	-	545	49	-	753	-	-	-	-	145,605	2,146	149,098
Disposals	-	-	(753)	-	-	(1)	-	-	-	-	(3,370)	(406)	(4,530)
Depreciation expense	-	(33,470)	(7,288)	(683)	(2,265)	(845)	(774)	(11,837)	(1,179)	(2,374)	-	(178,942)	(239,657)
Impairment	-	(338)	(23,861)	(81)	(379)	(1)	(21)	-	(1)	(915)	-	(5,985)	(31,582)
Increase (decrease) in foreign currency translation difference	28	(12)	51	(6)	-	24	-	-	-	-	-	19	104
Reclassifications	-	17,373	5,809	277	410	51	199	1,033	584	233	(101,104)	75,135	-
Other increases (decreases) (*)	(24)	-	(152)	(16)	-	196	-	-	-	-	(22,252)	5	(22,243)
Decreases to be classified as held for sale (1)	(1.891)	-	(165)	-	-	-	-	-	-	-	-	-	(2.056)
Total changes	(1,887)	(16,447)	(25,814)	(460)	(2,234)	177	(596)	(10,804)	(596)	(3,056)	18,879	(108,028)	(150,866)
Closing balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment. They can have the following origin:1) work in progress which are expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate, 2) the variation representing the purchase and use of materials and spare parts, 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets, 4) Software that is reclassified to Intangibles.

263

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

14.4	Impairment of assets

As indicated in Note 3.28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of December 31, 2017, there were no impairment adjustments and as of December 31, 2016 there were impairment adjustments associated with the closure of railway facilities for the transportation of products.

Railway for transportation of products from the Coya Sur location and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed damages to several sections of the railway between the Coya Sur and Tocopilla sites. As of that date, the Company has used trucks to replace rail transportation. SQM has carried out several internal and external studies with the purpose of determining what would be necessary to repair the damage to the railway.

These reports revealed that repairing the damage would entail high long-term costs, and it is therefore not convenient to repair the railway in the short- to medium-term. This decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling stock), which has translated into a charge of approximately US$32 million, which is reflected in the line other expenses by function in the consolidated statement of income for the period. This amount represents around 0,8% of SQM’s total assets and 11% of revenue reported at the end of December 2016.

14.5	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$4,382 as of December 31, 2017 and ThUS$ 5,406 as of December 31, 2016.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as occur with delays, interruptions or a temporary suspension of the project due to technical, financial or other issues, which prevent the asset from being maintained in good condition for its use.

264

Note 14	Property, plant and equipment (continued)

14.5	Additional information (continued)

Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position as a line for the following concept: “Non-current assets or groups of assets classified as held for sale”.

The following table shows the main classes of non-current assets held for sale:

Assets held for sale	12/31/2017	12/31/2016
	ThUS$	ThUS$

Land	1,480	1,891
Facilities and fixtures	109	165
Total	1,589	2,056

265

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2017	12/31/2016
	ThUS$	ThUS$
Current
Profit sharing and bonuses	22,421	20,998
Total	22,421	20,998

Non-current
Profit sharing and bonuses	6,487	-
Severance indemnity payments	27,445	22,532
Total	33,932	22,532

266

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash. The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code. Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

267

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 16).

Staff severance indemnities at actuarial value	12/31/2017	12/31/2016
	ThUS$	ThUS$
Staff severance indemnities, Chile	25,893	21,384
Executives compensation plan	6,487	-
Other obligations in companies elsewhere	1,552	1,148
Total other non-current liabilities	33,932	22,532

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1.980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

268

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees’ benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2017	12/31/2016
Changes in the benefit obligation	ThUS$	ThUS$
Benefit obligation at the beginning of the year	8,185	7,949
Service cost	2	2
Interest cost	359	387
Actuarial loss	556	200
Benefits paid	(347)	(353)
Benefit obligation at the end of the year	8,755	8,185

269

Note 15	Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2017	12/31/2016
Changes in the plan assets:	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	7,404	7,464
Actual return (loss) in plan assets	1,694	293
Benefits paid	(347)	(353)
Fair value of plan assets at the end of the year	8,751	7,404
Financing status	(4)	(781)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(3,432)	(3,165)
Amortization during the year	219	184
Net estimated gain or loss occurred during the year	599	(451)
Adjustment to recognize the minimum pension obligation	(2,614)	(3,432)

The net periodic pension expense was composed of the following components for the years ended December 31, 2017, 2016 and 2015:

Reconciliation	12/31/2017	12/31/2016
	ThUS$	ThUS$
Service cost or benefits received during the year	2	2
Interest cost in benefit obligation	359	387
Actual return in plan assets	1,694	293
Amortization of prior year losses	219	184
Net gain during the year	599	610
Net periodic pension expense	41	29

15.5	Staff severance indemnities

As of December 31, 2017 and 2016, severance indemnities calculated at the actuarial value are as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$
Opening balance	(22,532)	(21,995)
Current cost of service	(934)	(1,333)
Interest cost	(1,488)	(1,407)
Actuarial gain/loss	(1,144)	(2,253)
Exchange rate difference	(2,284)	(1,215)
Benefits paid during the year	937	5,671
Balance	(27,445)	(22,532)

270

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2017	12/31/2016

Mortality rate	RV - 2014	RV - 2009
Actual annual interest rate	5.114%	4.522%
Voluntary retirement rate:
Men	6.49%	7.16%	annual
Women	6.49%	7.16%	annual
Salary increase	3.00%	3.60%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2017 and December 31, 2016, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 12/31/2017	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity analysis 12/31/2016	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,576)	1,773
Employee turnover rate	(207)	231

Sensitivity relates to an increase/decrease of 100 basis points.

271

Note 16	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 39 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in United States dollars (with a maximum amount or limit amount of US$54 per share),

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The plan’s effect on the profit and loss as of December 31, 2017 totaled ThUS$6,487.

272

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1.2 times, its strictest level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2017	12/31/2016	Description (1)	Calculation (1)
Net Financial Debt ThUS$	245,508	461,569	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.29	4.02	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.10	0.17	Net Financial Debt divided by Total Equity	Net financial debt / (Net financial debt + Total Equity)
ROE	19.1%	12.25%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
EBITDA (MUS$)	894,588	796,134	EBITDA	Gross Profit-Administrative Expenses + Adjustments for depreciation and amortization expenses.
ROA	21.4%	16.0%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties’ investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.91	0.83	Total Liability on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

273

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2017 and December 31, 2016, the Group does not maintain shares in the parent either directly or through those companies in which it has investments.

274

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2017		12/31/2016
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2017 and December 31, 2016, the Company has not placed any new issuances of shares on the market.

275

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2017 and December 31, 2016, this caption comprises the following:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Reserve for currency exchange conversion	(24,913)	(19,463)
Reserve for cash flow hedges	2,248	64
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	2,937	3,513
Reserve for actuarial gains or losses in defined benefit plans	(5,953)	(4,834)
Other reserves	11,332	7,832
Total other reserves	(14,349)	(12,888)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2017 and 2016.

276

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2016	(14,035)	(2,144)	445	(2,077)	(309)	-	-	(1,677)	(19,933)	136	(19,797)

Increase (decrease) in reserves	(5,428)	3,626	-	(3,397)	-	4,813	-	9,509	9,123	-	9,123
Deferred taxes	-	-	(470)	-	921	-	(1,300)	-	-	(849)	(849)
Reclassification of loss in reserves	-	(1,393)	-	28	-	-	-	-	(1,365)	-	(1,365)

Closing balance as of 12/31/2016	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

277

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

In the case of SQM Iberian S.A., the variation between the two periods corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	12/31/2017	12/31/2016
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S.A.	9,464	5,964
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Total	13,009	9,509

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1.677)	(1,677)

Total Other reserves	11.332	7,832
278

Note 17 -	Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

At an extraordinary meeting held on April 11, 2017, the Company’s Board of Directors made a recommendation for discussion at the Ordinary Shareholders’ Meeting (the Meeting), which was held on April 28, 2017, that the Company should distribute and pay dividends based on 100% of the Company’s net profit for distribution for the financial year 2016. This recommendation was accepted by the Meeting.

For 2017, the Company has defined the following dividend policy: (a) To distribute and pay a dividend to the respective shareholders a percentage of the profits to be determined as follows:

(i) 100% of the profit for 2017 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

(ii) 80% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

(iii) 60% of profit for 2017 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times. Should none of these parameters be met, the Company will distribute and pay as dividend 50% of the profit for 2017 to the respective shareholders.

279

Note 17	Disclosures on equity (continued)

17.5	Interim and provisional dividends

On November 22, 2017, the Company’s Board of Directors agreed to pay a provisional dividend equivalent to US$0.42879 per share with a charge to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on November 30, 2017.

This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9:00 a.m. on December 14, 2017. The shareholders who are registered in the Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

On August 23, 2017, the Company’s Board of Directors agreed to pay a provisional dividend equivalent to US$0.38432 per share with a charge to profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 31, 2017.

On May 17, 2017, the Board of Directors unanimously agreed to pay a provisional dividend equivalent to US$0.39222 per share with a debit to the profit for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to observed U.S. dollar exchange rate published in the Official Gazette on May 31, 2017.

At the General Ordinary Shareholders' Meeting of April 28, 2017, the shareholders agreed to the payment of a dividend of US$1.05735 per share from the net profit for distribution obtained during the 2016 fiscal year, from which must be discounted the sum of US$0.85487 per share, which was already paid as a provisional dividend, resulting in a remaining balance of US$0.20248 per share.

On November 23, 2016, the Board of Directors of Sociedad Química y Minera de Chile S.A approved the payment of a provisional dividend of US$225 million, equivalent to US$0.85487 per share with a charge to profit for 2016. This amount would be paid at its equivalent in Chilean pesos using the observed U.S. dollar exchange rate published in the Official Gazette on December 13, 2016.

This dividend payment would be made in favor of the shareholders personally or through their duly authorized representatives from 9:00 am on December 20, 2016. The shareholders who are registered with the Shareholders’ Registry five business days prior to December 20, 2016 will be entitled to the dividend.

280

Note 17 -	Disclosures on equity (continued)

17.5	Interim and provisional dividends, continued

Change in 2016 Dividend Policy

On November 23, 2016, the provisional dividend described above and the Dividend Policy for the 2016 fiscal year were approved as communicated at the Ordinary Shareholders’ Meeting of April 26, 2016 (the “Dividend Policy”), was amended as follows:

(i)       Not to distribute more provisional dividends during 2016 except for the dividend approved on that date, to be paid during the last quarter of 2016.

(ii)        The remaining amount of net profit for 2016, if any, to be retained and used for the financing of own operations or activities associated with one or more of the Company’s investment projects, without prejudice, however, to the possible future capitalization of all or a portion of this or its distribution as a dividend as determined by the shareholders at the Company’s Ordinary Shareholders’ Meeting.

(iii)       The Dividend Policy described above relates to the intent or expectation of the Board of Directors with respect to such matter. Consequently, compliance with this Dividend Policy is necessarily dependent on the net profits that are finally obtained and the profit or loss indicated by the Company’s regular forecasts.

If the Dividend Policy is subject to substantive change, the Board of Directors will communicate and inform its shareholders about any such change in a timely manner in the form of an essential event. On March 22, 2016, the Company communicated that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), at the Ordinary Meeting had unanimously agreed the following:

To partially amend “SQM S.A.’s Dividend Policy for the 2015 fiscal year with the main purpose of including in such “Policy” the payment of an interim dividend of US$150,000,000, equivalent to US$0.56992 per share, to be paid with a charge to retained earnings of SQM S.A.”. This was reported to the Ordinary Shareholders’ Meeting of April 24, 2015.

The dividends presented as deducted from equity are as follows:

	12/31/2017 ThUS$	12/31/2016 ThUS$
Dividends attributable to owners of the parent	55,501	3,014
Provisional dividend	317,243	225,000
Interim dividend		150,000
Dividend payable	110,529	-
Total	483,273	378,014

281

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	16,419	3,000	19,419	20,867	3,000	23,867
Provision for dismantling, restoration and rehabilitation cost	-	26,954	26,954	-	5,890	5,890
Other provisions (**)	47,026	47	47,073	21,045	44	21,089
Total	63,445	30,001	93,446	41,912	8,934	50,846

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 19.1).

(**) See Note 18.2

282

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2017	12/31/2016
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	739	750
Rent under Lease contract with CORFO(*)	32,331	11,452
Provision for additional tax related to foreign loans	416	450
End of agreement bonus	4,522	5,365
Directors’ per diem allowance	2,630	1,918
Provision for subsidiary restructuring	6,000	-
Miscellaneous provisions	388	1,110
Total	47,026	21,045
Other long-term provisions
Investments with negative equity	47	44
Total	47	44

(*) Rent for the lease contract with CORFO: This relates to the lease of mining properties that SQM Salar S.A. pays on a quarterly basis to the state entity “Corporación de Fomento” (CORFO). The amount payable is calculated based on the sales of products extracted from the Atacama Saltpeter Deposit. It includes US$20.4 million corresponding to the payment that forms part of the agreement reached with CORFO (see note 33.2).

These amounts are paid on a quarterly basis.

Other liabilities non-financial current

Description of other liabilities	12/31/2017	12/31/2016
	ThUS$	ThUS$
Tax withholdings	7,404	14,340
VAT payable	3,344	3,949
Guarantees received	2,638	2,638
Accrual for dividend	110,529	1,189
Monthly tax provisional payments	11,684	9,545
Deferred income	5,301	6,507
Withholdings from employees and salaries payable	6,725	5,552
Accrued vacations (*)	19,042	15,841
Other current liabilities	2,137	2,359
Total	168,804	61,920

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days

283

Note 18	Provisions and other non-financial liabilities (continued)

18.3	Changes in provisions

Description of items that gave rise to variations as of 12/31/2017	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
others	-	-	6	6
Total provisions, final balance	19,419	21,954	47,073	93,446

Description of items that gave rise to variations as of 12/31/2016	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	21,067	5,890	13,445	40,402
Changes in provisions:
Additional provisions	2,800	-	54,310	57,110
Provision used	-	-	(47,261)	(47,261)
Increase(decrease) in foreign currency exchange	-	-	128	128
Others	-	-	467	467
Total provisions, final balance	23,867	5,890	21,089	50,846

284

Note 19	Contingencies and restrictions

In accordance with note 18.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Appeal filed by the plaintiff.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On August 7, 2017, the Unites States Court of Appeals for the Ninth Circuit ordered the beginning of a new trial.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case. Processing suspended.
	Nominal value	:	Not possible to determine.

285

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde.
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Judgment stage.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Evidence.
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. The filing of appeals is pending.
286

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	SQM Salar and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage
	Nominal value	:	MUS$20,658.

8.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

9.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Evidence stage
	Nominal value	:	ThUS$515.

287

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Lawsuit pending notice to one of the defendants.
	Nominal value	:	ThUS$1,265.

11.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Date	:	May 11, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce.
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Conciliation stage
	Nominal value	:	Not determined

12.	Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA.
	Defendant	:	The Company
	Date	:	May 2017
	Court	:	Arbitration award in accordance with the Arbitration Rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Deliberation stage
	Nominal value	:	Not determined

288

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13.	Plaintiffs	:	Araya Oses, Antonio et al.
	Defendants	:	Transportes Buen Destino S.A. and SQM Salar.
	Date	:	February 17, 2017
	Court	:	1st Civil Court of Santiago
	Reason	:	Lawsuit for several or subsidiary liability for unfair dismissal, seeking the voidance of the dismissal and collection of labor benefits.
	Instance	:	An appeal seeking voidance of the first instance judgment is pending.
	Nominal value	:	ThUS$235.

14.	Plaintiffs	:	Employee Union No. 2 of SQN Nitratos Nueva Victoria.
	Defendant	:	SQM Nitratos S.A.
	Date	:	November 23, 2016.
	Court	:	Labor Court of Iquique.
	Reason	:	Lawsuit alleging differences in the calculation of the bonus payable under the Collective Bargaining Agreement.
	Instance	:	At the evidence stage
	Nominal value	:	ThUS$385

15	Plaintiff	:	TBD
	Reason	:	Voluntary Winding up Statement (Law No. 20.720)
	Court	:	Civil Court of Colina
	Instance	:	On January 4, 2017 the voluntary winding up process began. On March 8, 2017, SQM Industrial verified credits in ordinary period associated with the sale of fuel of Ch$217,193,666 with express reserve as to the legal compensation applicable.
	Nominal value	:	Ch$217,193,666

289

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

16.	Plaintiffs	:	TBD
	Defendant	:	SQM Salar.
	Date	:	None
	Court	:	Arbitration Court Arbitrator Mr. Jaime Martínez Tejeda.
	Reason	:	Discrepancies generated in the performance of the (i) lithium brine transportation agreement; and (ii) salt transportation agreement entered into between TBD and SQM Salar.
	Instance	:	The case has not been presented yet.
	Nominal value	:	Not determined

17.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$1,940

18	Plaintiffs	:	Vargas Guerra, Vicente Ignacio.
	Defendants	:	SQM Nitratos S.A.
	Date	:	January 17, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages related to pain and suffering and lost earnings resulting from occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$256.

19	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar S.A.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$472

20	Plaintiffs	:	Roa Maluenda, Rosa del Carmen as successor and assign of Sánchez Gamboa, Gerónimo Iván.
	Defendants	:	SQM S.A., SQM Nitratos S.A. and SQM Industrial S.A.
	Date	:	January 23, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages for pain and suffering as a result of occupational illness.
	Instance	:	Preparatory hearing pending.
	Nominal value	:	ThUS$472

290

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0,2 million.

291

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

contracts subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for a moving period that considers the last twelve months:

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times at its strictest level. The total Indebtedness level is defined as the Total Liabilities divided by Total Equity.

As of December 31, 2017, the aforementioned financial indicators are as follows:

Indicator	12/31/2017	12/31/2016
Equity ThUS$	2,247,468	2,307,272
Net Financial Debt/ EBITDA	0.27	0.58
Indebtedness	0.91	0.83
SQM Industrial and SQM Salar debt / Current assets	0.03	0.02

Bond issue agreements issued abroad require the Company to neither merge or dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

292

Note 19	Contingencies and restrictions (continued)

19.3	Environmental contingencies

On June 6, 2016, the Superintendence of the Environment (the “SMA”) filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges regarding certain variables in the follow-up plan and through the implementation of a mitigation measure contemplated in the related environmental impact assessment. The Company submitted a Compliance Program to the SMA for its approval. This program details the actions and commitments that the Company will perform to overcome the objections filed by the environmental authority. On June 29, 2017, the SMA rejected the Compliance Program submitted by the Company. On July 10, the Company presented the defense against the charges filed by the SMA. On December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

SQM Salar has presented a compliance program detailing the actions and commitments it will carry out to address the SMA's objections. The SMA is reviewing the compliance program.

293

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges for US$8.1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate sum of US$1.4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group understands the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the fiscal years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No. 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments Nos. 169, 170, 171 and 172, which seek to expand the application of the specific tax on mining activities for the exploitation of lithium. The amount involved is approximately ThUS$17,809. This claim is at the deliberation stage.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million. This claim is at the deliberation stage.

The aforementioned amounts are classified as current tax assets, non-current as of December 31, 2017.

294

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency, continued

Of the US$32.2 million under dispute, approximately US$25,2 million correspond to the potential specific tax on mining activities related to lithium and US$7.0 million correspond to an excess charge levied by the Chilean IRS.

The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for the years 2016 and 2017. As of the date of these financial statements, SQM has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016 and 2017 financial years. It is reasonable to expect that should these assessments (for the years 2016 and 2017) be issued, the value would be approximately US$30 million (without considering potential interest and fines).

19.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2017, the guarantee amounts to ThUS$771.

295

Note 19	Contingencies and restrictions (continued)

19.6	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$12,103 and ThUS$7,386 on December 31, 2017 and December 31, 2016 respectively; which is detailed as follows:

Grantor	Relationship	12/31/2017	12/31/2016
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	4,067	-
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,743	1,574
Agrícola Lobert Ltda.	Unrelated third party	1,264	1,141
Covepa SPA	Unrelated third party	813	747
Johannes Epple Davanzo	Unrelated third party	363	333
Hortofrutícola La Serena	Unrelated third party	323	291
Juan Luis Gaete Chesta	Unrelated third party	262	241
Arena Fertilizantes y Semillas	Unrelated third party	244	224
Vicente Oyarce Castro	Unrelated third party	244	220
Soc. Agrocom. Julio Polanco	Unrelated third party	163	149
Bernardo Guzmán Schmidt	Unrelated third party	138	125
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	138	125
Lemp Martin Julian	Unrelated third party	124	111
Comercial Agrosal Ltda.	Unrelated third party	116	105
Soc. Comercial el Mimbral	Unrelated third party	101	-
Total		12,103	7,386

296

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force, have been approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of December 31, 2017 and December 31, 2016 are detailed below:

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2017 ThUS$	12/31/2016 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

297

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2017 ThUS$	12/31/2016 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

298

Note 20	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2017 ThUS$	12/31/2016 ThUS$

Earnings (losses) attributable to owners of the parent	427,697	278,290

	12/31/2017 Units	12/31/2016 Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2017	12/31/2016

Basic earnings per share (US$ per share)	1.6250	1.05732

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

Note 21	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2017, total interest expenses incurred amount to ThUS$50,124 (ThUS$57.498 as of December 31, 2016).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

299

Note 21	Borrowing costs (continued)

21.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2017	12/31/2016

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%

Amount of costs for interest capitalized in ThUS$	4,382	5,406

Note 22	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2017 ThUS$	12/31/2016 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(1,299)	460

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(5,450)	(5.428)

Conversion foreign exchange reserves attributable to the non-controlling entity	4	35

300

Note 22	Effect of fluctuations in foreign currency exchange rates (continued)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2017 and 2016, foreign currency exchange differences are detailed as follows:

Detail	12/31/2017 ThUS$	12/31/2016 ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(2)	(13)
Proinsa Ltda.	(7)	(10)
Comercial Agrorama Ltda.	(44)	(69)
Isapre Norte Grande Ltda.	(74)	(124)
Almacenes y Depósitos Ltda.	97	47
Sales de Magnesio Ltda.	-	(29)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	-	(6)
Agrorama S.A.	(98)	(49)
Doktor Tarsa	(14,447)	(12,264)
SQM Vitas Fzco	(1,779)	(1,801)
Ajay Europe	(831)	(1,935)
SQM Eastmed Turkey	(92)	(95)
Charlee SQM (Thailand) Co. Ltd.	(285)	(460)
Coromandel SQM India	(234)	(282)
SQM Italia SRL	(154)	(287)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertilizers Industries WWL.	(435)	(434)
SQM Vitas Holland	(101)	(280)
SQM Thailand Limited	(68)	(68)
SQM Europe N.V.	(1,550)	(1,550)
Minera Exar S.A.	(5,209)	-
SQM Australia Pty Ltd.	154	-
Total	(24,913)	(19,463)

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

301

Note 23	Environment

23.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

302

Note 23	Environment (continued)

23.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

23.2	Detail of information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2017 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$14,787 and are detailed as follows:

303

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2017

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9.552	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Assets	Not classified	37	4/1/2014
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Assets	Not classified	48	7/1/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	151	12/31/2017
SQM Industrial S.A.	04-P003600 - Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Assets	Not classified	181	12/31/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar de Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	34	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	12/31/2017
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	1	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	12	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	81	12/31/2018
SQM S.A.	01-I007100 - Environmental Follow-up Plan for Pampa del Tamarugal for 2015-2016	Environmental processing	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	62	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	961	12/31/2017
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	41	12/31/2018
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	488	12/31/2017
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	240	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	230	12/31/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment which must be certified in order to gain environmental approval (RCA)	Sustainability: Environment and Risk Prevention	Assets	Not classified	13	6/1/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	Not classified	42	3/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	37	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	982	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	1,296	5/31/2018
SIT S.A.	03-T004200 - Encapsulado y captadores cancha 8 y 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	58	8/30/2018
SIT S.A.	03-T004500 - Extensión y Overhaul Correa 5	Environmental processing	Assets	Not classified	180	8/30/2018
Total					14,787

304

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Various	Environment - Operating Area	Not classified	Expense	Not classified	10,450	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	Not classified	140	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	130	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	37	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	Not classified	111	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	260	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area	Sustainability: Environment and Risk Prevention	Assets	Not classified	124	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	Not classified	10	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	103	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	Not classified	254	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	Not classified	854	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	Not classified	336	8/30/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	Not classified	210	9/30/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment which must be certified in order to gain environmental approval (RCA)	Sustainability: Environment and Risk Prevention	Assets	Not classified	52	6/1/2018
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	10	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	28	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	Not classified	160	12/31/2018
Total					13,345
305

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure ThUS$	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental - Operating Area	Not classified	Expense	Not classified	2,331	12/31/2016
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Assets	Not classified	79	12/31/2016
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Assets	Not classified	188	12/31/2016
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	721	12/31/2016
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	12/31/2016
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	290	03/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Assets	Not classified	54	12/31/2016
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	20	12/31/2016
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Assets	Not classified	355	12/31/2016
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	78	12/31/2016
SQM Industrial S.A.	04-J004100 – Coya Sur Field Disposal DIA	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	40	04/30/2017
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	376	12/31/2016
SQM Industrial S.A.	04-P003600 - NK PV Project	Sustainability: Environment and Risk Prevention	Expense	Not classified	214	12/31/2017
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	51	12/31/2016
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Sustainability: Environment and Risk Prevention	Expense	Not classified	35	12/31/2016
SQM Salar S.A.	19-C001500 - 2016 Waste ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	92	12/31/2017
Total					4,986

306

Note 23	Environment (continued)

23.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure MUS$	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Assets	Not classified	25	12/31/2017
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Assets	Not classified	15	12/31/2017
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	12/31/2017
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	2	03/31/2017
SQM S.A.	01-I007200– 2015-2016 Salar de Llamara Environmental Follow-up Plan	Sustainability: Environment and Risk Prevention	Assets	Not classified	1	12/31/2017
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Assets	Not classified	3	12/31/2017
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine Gas Exposure Standard	Sustainability: Environment and Risk Prevention	Assets	Not classified	90	12/31/2017
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	12/31/2017
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	55	12/31/2017
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	54	12/31/2017
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	229	04/30/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar of Salar de Llamara	Sustainability: Environment and Risk Prevention	Assets	Not classified	33	12/31/2017
SQM Industrial S.A.	04-P003600 - NK PV Project	Sustainability: Environment and Risk Prevention	Expense	Not classified	86	01/02/2018
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Expense	Not classified	65	12/31/2017
SQM Salar S.A.	19-C001500 - 2016 Waste ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	27	01/01/2018
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	6	12/31/2017
Total					842

307

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: The plant fuel tanks are being brought up to standard. This implies repairing, amending, replacing or eliminating tanks according to their current condition. This project is in progress.

PPZU: The plant fuel tanks are being brought up to standard. This implies repairing, amending, replacing or eliminating tanks according to their current condition. This project is in progress.

I0124: The project consists of the acquisition of a power generator to ensure that when there is a power outage, water will continue to be injected, by operating an extraction pond to directly feed the injection pipe.

I0156: The reject water from the osmosis plant is currently discarded into the plant’s AFA pond, diluting the AFA brine and increasing the area needed for evaporation in the Sur Viejo ponds.

J0043: To form a strategic partnership with a company linked to new technologies and energy efficiency. Search for new and alternative technologies. Carry out engineering studies for alternatives.

J0070: This project relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) for the yards. The information to be presented includes the air quality baseline, so a PM 2.5 and gas monitoring station has been installed to complement the existing stations at ME. This project is in progress.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

P0036: The objective of this project is for the Company to build on the basic engineering that was completed in December 2015 and develop the detailed engineering to allow the acquisition of equipment that is critical (long-term or key for the project). This project is in progress.

308

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

I0055: In the SO2, plant, the gas/liquid ratio is deficient, impeding the absorption of SO2; producing losses of free iodine through inadequate stripping of the kerosene and the prilling air. This is also causing the ducts and furnaces to be blocked (unprogramed shutdowns), a very polluted environment for people (deviation in health and hygiene), excessive acid rain (corrosion of the facilities) and a high factor of sulfur and sodium metabisulfite consumption. By changing the gas extractors to increase air flows and the SO2 absorption towers for prilling, the diameter of the ducts will be increased. This will ensure that the gas/liquid ratio is increased and sustained. In order to decrease SO2, emissions, a scrubber unit (tower, pump, gas extractor and piping) needs to be installed following the same concept as was developed at the ME Iodine SO2 plant.

I0071: This project consists of implementing mitigation and compensation measures in line with the commitments in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). The measures to be implemented are those included in the Salar de Llamara Environmental Management Plan for the native trees known as tamarugos (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation measures in line with the commitments in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). The measures to be implemented are those included in the Salar de Llamara Environmental Management Plan for the native trees known as tamarugos (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos).

I0073: Change to the system for capturing iodine gas for operations, in line with Article 61 of Supreme Decree No. 594/1999, approving Basic Sanitary and Environmental Conditions in Workplaces. This project is in progress.

I0122: The project consists of repairing and/or replacing the environmental follow-up wells that need to be deepened. It also includes implementing improvements in mine shaft type wells to avoid risk conditions. The priority wells are Nos. 8 and 10-S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara. This project is in progress.

I0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2.5 meters. The towers’ additional height will allow the height of the packing to be increased by 2.5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

309

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

I0174: One of the commitments of the Pampa Hermosa project involves developing the former Pintados station. The development proposal was presented to the authorities and once approved, it needs to be implemented (parking, footpath, shader and information panels). One of the commitments for the Nueva Victoria and Pampa Hermosa mining area projects is to prepare a storage place in Humberstone for storing the archaeological materials that are recovered. This is part of the archaeological compensation measures involved in these projects. A proposal needs to be developed and subsequently developed for the Humberstone deposit, which is subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

SIT S.A.

T0018: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in yards Nos. 8 and 9, connected to belt 5 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component in the form of an emissions mitigation measure, because it involves the implementation and acquisition of belt covers (to control internal emissions), in order to improve compliance with the Tocopilla EDP. This project is in progress.

T0019: This project consists of the installation of covers (ceiling and side cover) in the 4 new storage boxes, which will be built in the zone of current yards Nos. 8 and 9. While this is an operating improvement, the project has an environmental component as the project involves the building of a warehouse as an emissions control measure to improve compliance with the Tocopilla EDP and reduce dust emissions. This project has been completed.

T0032: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in Yard No. 6, with feeding points of access directly connected to belt 6 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as it includes the implementation of conveyor belt No. 6 from Yard No. 6, which is an action to control emissions as per the commitments within the Tocopilla EDP. This project is at the start-up stage.

T0034: The project seeks to make all the investments associated with maintaining the port’s operating capacity, guaranteeing high equipment availability for shipment purposes. While this is an operating improvement, the project also has an environmental component. The project consists of the replenishment and/or replacement of the impaired wind barrier membranes in Yard No. 3, which is an action to control emissions, as committed to in the Tocopilla EDP. This project has been completed.

T0042: In order to comply with Article 13 of Supreme Decree No. 70/2010 Tocopilla EDP must incorporate dust collectors on the TV-1 and TV-2 hoppers in yard Nos.8 and 9.

310

Note 23	Environment (continued)

23.3	Description of each project, indicating whether these are in process or have been finished, continued

T0045: The conveyor belts in yard numbers 8 and 9 will be completed by being connected to conveyor belt no. 5 and thus forming part of the shipment system. This involves the extension, connection and overhaul of conveyor belt no. 5, together with the connection to pan feeder 3 and the corresponding improvements to become an integral part of the shipment system. This will be done in compliance with the environmental regulations established in the Tocopilla Decontamination Plan. Atmospheric Decontamination Plan for the City of Tocopilla and surrounding area Supreme Decree No. 70/2010, Art.13 II.3.

T0050: The loose earth soil around the storage warehouse in yard 17 is uneven which creates operational difficulties and poses a risk both for the warehouse and operationally. The area of land to be paved measures 2100 m2. A hazardous waste patio is also to be built.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

SQM Salar.

C0023: A new plant extension is to be built with the capacity for 7,000 TPA of product. This project is in progress.

L0081: The authorities require several different environmental impact studies to be carried out, for the exploration or the construction of new wells and also to support current production. This project is in progress.

L0121: The weather station in the KCL sector does not have the certification to comply with the environmental standard RCA 226/2006. Buy and change the weather station equipment.

L0122: The project considers the change in flow meters to the new standard in addition to adding standby flow meters. This project is in progress.

311

Note 24	Other current and non-current non-financial assets

As of December 31, 2017, and December 31, 2016, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2017	12/31/2016
	ThUS$	ThUS$
Domestic Value Added Tax	7,488	13,999
Foreign Value Added Tax	5,122	2,537
Prepaid mining licenses	1,205	1,136
Prepaid insurance	2,446	6,323
Other prepayments	1,443	408
Refund of Value Added Tax to exporters	4,937	855
Other taxes	4,027	4,660
Other assets	215	355
Total	26,883	30,273

Other non-financial assets, non-current	12/31/2017	12/31/2016
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	17,721	23,008
Guarantee deposits	771	685
Other assets	770	997
Total	19,262	24,690

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2017, and December 31, 2016:

	12/31/2017	12/31/2016
Reconciliation	ThUS$	ThUS$

Opening balance	23,008	31,911
Changes
Additions, other than business combinations	-	-
Depreciation and amortization	(5,440)	(9,498)
Increase (decrease) due to transfers and other charges	153	595
Total changes	(5,287)	(8,903)
Total	17,721	23,008

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

312

Note 25	Reportable segments

25.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the person responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues. Sales between segments are conducted using terms and conditions at current market rates.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made under the same conditions as those made to third parties, and how they are presented in the income statement is constantly monitored.

313

Note 25	Reportable segments (continued)

25.1	Reportable segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the process of cost allocation in inventory valuation, we identify the direct costs (can be assigned directly to a product) and the common costs (belong to processes of co-production, for example costs of common leaching for the production of iodine and nitrates). The direct costs are directly associated with the product and the common costs are allocated using percentages of sales, prices and inventory rotation.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

314

Note 25	Reportable segments (continued)

25.2	Reportable segment disclosures:

12/31/2017
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323	2,157,323	-	-	2,157,323
Revenues from transactions with other operating segments of the same entity	392,693	287,469	551,382	157,158	269,298	201,250	1,859,250	1,859,250	(1,859,250)	-	2,157,323

Revenues from external customers and transactions with other operating segments of the same entity	1,089,944	539,592	1,195,955	292,736	648,624	249,722	4,016,573	4,016,573	(1,859,250)	-	-

Costs of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	(1,394,822)	(1,394,822)	-	-	(1,394,822)
Administrative expenses	-	-	-	-	-	-	-	-	5,686	(106,857)	(101,171)
Interest expense	-	-	-	-	-	-	-	-	83,689	(133,813)	(50,124)
Depreciation and amortization expense	(91,201)	(35,711)	(34,138)	(14,867)	(54,779)	(7,730)	(238,426)	(238,426)	-	(89)	(238,515)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	27	14,425	14,452
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(1,072)	(165,101)	(166,173)
Other items other than significant cash	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(802,288)	634,377	594,590
Income (loss) before taxes
	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(803,360)	469,276	428,417
Net income (loss) from continuing operations
Net income (loss) from discontinued operations	141,895	52,315	455,331	43,825	65,636	3,499	762,501	762,501	(803,360)	469,276	428,417
Net income (loss)
	-	-	-	-	-	-	-	-	(5,880,934)	10,177,170	4,296,236
Assets	-	-	-	-	-	-	-	-	(3,376,995)	3,503,420	126,425
Equity-accounted investees	-	-	-	-	-	-	-	-	-	117,159	117,159
Increase of non-current assets	-	-	-	-	-	-	-	-		-	-
Liabilities	-	-	-	-	-	-	-	-	(2,286,817)	4,335,585	2,048,768
Impairment loss recognized in profit or loss	(15,025)	335	1,112	(3,546)	(240)	(219)	(17,583)	(17,583)	-	(14,316)	(31,889)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	703,997	703,997
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(248,067)	(248,067)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(357,645)	(357,645)

315

Note 25	Reportable segments (continued)

25.2	Reportable segment disclosures, continued

12/31/2016
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Elimination of inter-segments amounts	Total 12/31/2016
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	-	1,939,322
Revenues from transactions with other operating segments of the same entity	91,087	301,917	372,838	356,334	333,823	198,836	1,654,835	1,654,835	-	(1,654,835)	-

Revenues from external customers and transactions with other operating segments of the same entity	714,940	533,061	887,465	460,471	737,146	261,074	3,594,157	3,594,157	-	(1,654,835)	1,939,322

Costs of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	(1,328,285)	(1,328,285)	-	-	(1,328,285)
Administrative expenses	-	-	-	-	-	-	-	-	(94,647)	6,211	(88,436)
Interest expense	-	-	-	-	-	-	-	-	(149,051)	91,553	(57,498)
Depreciation and amortization expense	(89,864)	(35,958)	(33,010)	(12,666)	(67,571)	(10,612)	(249,681)	(249,681)	8	-	(249,673)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	13,047	-	13,047
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(132,965)	-	(132,965)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	317,894	(514,042)	414,889

Net income (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924
Net income (loss) from discontinued operations
Net income (loss)	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	184,929	(514,042)	281,924

Assets	-	-	-	-	-	-	-	-	10,605,056	(6,387,076)	4,217,980
Equity-accounted investees	-	-	-	-	-	-	-	-	2,783,001	(2,669,861)	133,140
Increase of non-current assets	-	-	-	-	-	-	-	-	(107,268)		(107,268)
Liabilities	-	-	-	-	-	-	-	-	5,321,161	(3,410,453)	1,910,708
Impairment loss recognized in profit or loss	-	-	(251)	-	-	(698)	(949)	(949)	(39,595)	-	(40,544)
Reversal of impairment losses recognized in profit or loss for the period	133	325		233	2,216	-	2,907	2907	-	-	2,907
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	633,662	-	633.662
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	162,386	-	162,386
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(816,410)	-	(816,410)

316

Note 25	Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	-	2,157,323
Cost of sales	(555,356)	(199,808)	(189,242)	(91,753)	(313,690)	(44,973)	-	(1,394,822)

Gross profit	141,895	52,315	455,331	43,825	65,636	3,499	-	762,501

Other incomes by function	-	-	-	-	-	-	17,827	17,827
Administrative expenses	-	-	-	-	-	-	(101,171)	(101,171)
Other expenses by function	-	-	-	-	-	-	(61,638)	(61,638)
Other gains (losses)	-	-	-	-	-	-	543	543
Financial income	-	-	-	-	-	-	13,499	13,499
Financial costs	-	-	-	-	-	-	(50,124)	(50,124)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,452	14,452
Exchange differences	-	-	-	-	-	-	(1,299)	(1,299)
Profit (loss) before taxes	141,895	52,315	455,331	43,825	65,636	3,499	(167,911)	594,590
Income tax expense	-	-	-	-	-	-	(166,173)	(166,173)
Profit (loss) from continuing operations	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	429,257
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	141,895	52,315	455,331	43,825	65,636	3,499	(334,084)	428,417
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	427,697
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	720
Profit (loss)	-	-	-	-	-	-	-	428,417

317

Note 25	Reportable segments (continued)

25.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	-	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)		(1,328,285)

Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	-	611,037

Other incomes by function	-	-	-	-	-	-	15,202	15,202
Administrative expenses	-	-	-	-	-	-	(88,436)	(88,436)
Other expenses by function	-	-	-	-	-	-	(89,731)	(89,731)
Other gains (losses)	-	-	-	-	-	-	679	679
Financial income	-	-	-	-	-	-	10,129	10,129
Financial costs	-	-	-	-	-	-	(57,498)	(57,498)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,047	13,047
Exchange differences	-	-	-	-	-	-	460	460
Profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(196,148)	414,889
Income tax expense	-	-	-	-	-	-	(132,965)	(132,965)
Profit (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	278,290
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	3,634
Profit (loss)	-	-	-	-	-	-	-	281,924

318

Note 25	Reportable segments (continued)

25.4	Revenue from transactions with other Company’s operating segments

12/31/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	697,251	252,123	644,573	135,578	379,326	48,472	2,157,323

12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322

25.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

25.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

319

Note 25	Reportable segments (continued)

25.7	Segments by geographical areas as of December 31, 2017, 2016 and 2015

	12/31/2017
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	140,764	228,759	1,048,556	441,377	297,867	2,157,323
Investment accounted for under the equity method	(5,513)	26,860	33,318	15,193	56,567	126,425
Intangible assets other than goodwill	105,313	-	453	182	-	105,948
Goodwill	23,731	6,290	11,374	724	2,058	44,177
Property, plant and equipment, net	1,430,569	313	3,857	2,469	1,574	1,438,782
Investment property	-	-	-	-	-	-
Other non-current assets	19,234	28	-	-	-	19,262
Non-current assets that are not financial instruments	1,573,334	33,491	49,002	18,568	60,199	1,734,594

	12/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	162,477	240,607	411,807	416,380	708,051	1,939,323
Investment accounted for under the equity method	-	5,000	25,009	13,456	69,675	113,140
Intangible assets other than goodwill	109,227	-	-	211	1	109,439
Goodwill	23,731	86	11,373	724	2,058	37,972
Property, plant and equipment, net	1,526,992	234	3,521	2,536	1,483	1,534,766
Investment property	-	-	-	-	-	-
Other non-current assets	24,551	139	-	-	-	24,690
Non-current assets that are not financial instruments	1,684,501	5,459	39,903	16,927	73,217	1,820,007

320

Note 25	Reportable segments (continued)

25.8	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2017 and December 31, 2016:

	Location		Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

321

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

26.1	Revenue

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Products	2,151,715	1,933,828
Services	5,608	5,494
Total	2,157,323	1,939,322

26.2	Cost of sales

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Raw material and supplies	(413,283)	(335,192)
Types of employee benefits expenses
Personnel expenses	(172,159)	(162,335)
Depreciation expense	(232,365)	(271,239)
Amortization expense	(2,921)	(3,210)
Small deposit amortization expense	(5,440)	(9,498)
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	(17,583)	1,956
Operating leases	(96,094)	(90,325)
Investment plan expenses	(13,956)	(16,624)
Maintenance and repair	(5,306)	(6,051)
Contractors,	(67,337)	(62,300)
Mining concessions	(7,802)	(7,313)
Operations transport	(54,057)	(45,864)
Freight and product transport costs	(131,729)	(132,260)
Packaging costs	(2,402)	(1,712)
Purchases from third parties	(113,898)	(125,456)
Insurance policies	(11,199)	(12,110)
CORFO right	(46,274)	(41,962)
Other expenses, by nature	(1,017)	(6,790)
Total	(1,394,822)	(1,328,285)

322

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

26.3	Other income

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Discounts obtained from suppliers	346	771
Indemnities received	2,813	205
Fines charged to suppliers	199	358
Taxes recovered	47	26
Amounts recovered from insurance	154	5,636
Overestimate of provisions for third-party obligations	587	573
Overestimate of doubtful accounts	3	56
Sale of property, plant and equipment	1,278	657
Sale of materials, spare parts and supplies	-	30
Sale of scrap materials	-	1
Options on mining claims	2,607	2,577
Interest charged to direct customers	317	-
Easements, pipelines and roads	4,656	219
Non-conventional renewable energy	-	639
Reimbursement mining licenses and notary expenses	1,197	1,300
Miscellaneous services	4	-
Shares obtained in junior mining companies	2,263	421
Reversal of allowance for inventories	-	815
Reimbursements from creditors	-	-
Other operating income	1,356	918
Total	17,827	15,202

26.4	Administrative expenses

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneration and benefits to employees	(50,684)	(47,217)
Expenses for amortization	(8)	(6)
Advisory service	(804)	(1,322)
Audit fees	(1,823)	(1,768)
Marketing costs	(1,581)	(1,338)
Rent buildings and facilities	(878)	(494)
Advertising expenses	(54)	(173)
Other expenses, by nature	(45,339)	(36,118)
Total	(101,171)	(88,436)
323

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.5	Other expenses by function

	12/31//2017	12/31/2016
	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(90)	(111)
Sub total	(90)	(111)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Impairment of doubtful accounts	(8,038)	(7,198)
Sub total	(8,038)	(7,198)
Other expenses, by nature
Legal expenses	(4,780)	(5,737)
CORFO right	(20,396)	-
Plant suspension expenses	-	(32,061)
VAT and other unrecoverable taxes	(1,295)	(1,015)
Fines, interest and VAT	(1,112)	(1,379)
SEC and Department of Justice fines (*)	-	(30,488)
Advisory services	(75)	(59)
Investment plan expenses	(10,006)	(6,657)
Donations not accepted as tax credit	(5,527)	(1,692)
Provision for inventory of materials, spare parts and supplies	-	(815)
Indemnities paid	(421)
Restructuring of joint ventures	(6,000)	-
Other operating expenses	(3,898)	(2,519)
Sub total	(53,510)	(82,422)
Total	(61,638)	(89,731)

26.6	Other income (expenses)

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Adjust previous year application method of participation	501	(826)
Sale of investments in associates	-	7,636
Provision for staff severance indemnities	192	(6,300)
Other gains (losses)	(150)	169
Total	543	679
324

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

This table corresponds to the summary required by the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance (SVS)) and considers notes 26.2, 26.4 and 26.5.

26.7	Summary of expenses by nature

	January to December
	2017	2016
	ThUS$	ThUS$

Raw materials and consumables	(413,283)	(335,192)
Classes of Employee Benefit Expenses
Personnel expenses	(222,843)	(209,552)
Depreciation and amortization expense
Depreciation expense	(232,455)	(271,350)
Amortization expense	(2,929)	(3,217)
Ground study amortization expense	(5,440)	(9,498)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year	(25,621)	(6,057)
Operating leases	(96,094)	(90,325)
Fines paid	(1,112)	(1,379)
Fines from SEC and the Justice department	-	(30,488)
Investment plan expenses	(23,962)	(23,281)
Maintenance and repair	(5,306)	(6,051)
Plant suspension expenses	-	(32,061)
Contractors	(67,337)	(62,300)
Mining concessions	(7,802)	(7,313)
Operations transport	(54,057)	(45,864)
Freight and product transport costs	(131,729)	(132,260)
Packaging costs	(2,402)	(1,712)
Sales cost of imported goods	(113,898)	(125,456)
Insurance	(11,199)	(12,110)
CORFO rights	(66,670)	(41,962)
Advisory services	(804)	(1,322)
Auditors’ fees	(1,823)	(1,768)
Marketing costs	(1,581)	(1,338)
Lease of offices and facilities	(878)	(494)
Advertising costs	(54)	(173)
Other expenses, by nature	(68,352)	(53,929)
Other expenses by nature	(1,557,631)	(1,506,452)

325

Note 26	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

26.8	Finance expenses

	January to December
	2017	2016
	THUS$	THUS$
Interest expense from bank borrowings and overdrafts	(1,308)	(854)
Interest expense from bonds	(49,373)	(57.409)
Interest expense from loans	(2,002)	(4.581)
Capitalized interest expenses	4,382	5.406
Other finance costs	(1,823)	(60)
Total	(50,124)	(57.498)
326

Note 27	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2017 and December 31, 2016, are as follows:

27.1	Current and non-current tax assets

a)	Current tax assets

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	17,613	45,955
Monthly provisional payment Royalty	588	3,542
Monthly provisional income tax payments, foreign companies	1,644	1,323
Corporate tax credits (1)	944	748
Corporate tax absorbed by tax losses	-	64
Taxes in recovery process	11,502	-
Total	32,291	51,632

b)	Non-current tax assets

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst other items, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year, in addition, some credits relate to the donations the Group has made during 2017 and 2016.

327

Note 27	Income tax and deferred taxes (continued)

27.2	Current tax liabilities

Current tax liabilities	12/31/2017	12/31/2016
	ThUS$	ThUS$
1st Category income tax	45,479	50,174
Foreign company income tax	28,996	25,276
Article 21 single tax	927	422
Total	75,402	75,872

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

328

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right of the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

329

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$

Unrealized loss	-	(68,544)
Property, plant and equipment and capitalized interest	211,435	-
Facility closure provision	-	(3,469)
Manufacturing expenses	102,748	-
Staff severance indemnities unemployment insurance	6,792	-
Vacation accrual	-	(4,887)
Inventory provision	-	(25,098)
Materials provision	-	(7,107)
Forwards	-	(624)
Employee benefits	-	(2,317)
Research and development expenses	3,501	-
Accounts receivable	-	(4,222)
Provision for legal complaints and expenses	-	(10,750)
Loan approval expenses	2,670	-
Junior mining companies (valued based on stock price)	2,474	-
Royalty	4,084	-
Tax loss benefit	-	(1,437)
Other	544	-
Foreign items (other)	-	(510)
Balances to date	334,248	(128,965)
Net balance	205,283	-

330

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2016 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	-	(86,156)
Property, plant and equipment and capitalized interest	225,124	-
Facility closure provision	-	(1,590)
Manufacturing expenses	110,630	-
Staff severance indemnities, unemployment	5,214	-
Vacation accrual	-	(4,061)
Inventory provision	-	(20,608)
Materials provision	-	(7,776)
Forwards	-	(10,206)
Employee benefits	-	(6,783)
Research and development expenses	4,641	-
Accounts receivable	-	(4,273)
Provision for legal complaints and expenses	-	(7,686)
Loan approval expenses	3,115	-
Junior mining companies (valued based on stock price)	1,300	-
Royalty	6,457	-
Tax loss benefit	-	(1,302)
Other	79	-
Foreign items (other)	-	(664)
Balances to date	356,560	(151,105)
Net balance	205,455	-

331

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,689)	-	(13,689)	211,435
Facility closure provision	(1,590)	(1,879)	-	(1,879)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,608)	(4,490)	-	(4,490)	(25,098)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,273)	51	-	51	(4,222)
Provision for legal complaints and expenses	(7,686)	(3,064)	-	(3,064)	(10,750)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	79	465	-	465	544
Foreign items (other)	(664)	154	-	154	(510)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

332

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2016

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(87,440)	1,284	-	1,284	(86,156)
Property, plant and equipment and capitalized interest	236,094	(10,970)	-	(10,970)	225,124
Facility closure provision	-	(1,590)	-	(1,590)	(1,590)
Manufacturing expenses	109,134	1,496	-	1,496	110,630
Individual savings plans, unemployment insurance	4,155	1,980	(921)	1,059	5,214
Vacation accrual	(3,372)	(689)	-	(689)	(4,061)
Inventory provision	(29,428)	8,820	-	8,820	(20,608)
Materials provision	-	(7,776)	-	(7,776)	(7,776)
Forwards	(12,322)	1,646	470	2,116	(10,206)
Employee benefits	(1,956)	(4,827)	-	(4,827)	(6,783)
Research and development expenses	8,247	(3,606)	-	(3,606)	4,641
Accounts receivable	(5,076)	803	-	803	(4,273)
Provision for legal complaints and expenses	(7,357)	(329)	-	(329)	(7,686)
Loan approval expenses	3,651	(536)	-	(536)	3,115
Junior mining companies (valued based on stock price)	-	-	1,300	1,300	1,300
Royalty	6,410	47	-	47	6,457
Tax loss benefit	(1,525)	223	-	223	(1,302)
Other	97	(18)	-	(18)	79
Foreign items (other)	(82)	(582)	-	(582)	(664)

Total temporary differences, unused losses and unused tax credits	219,230	(14,624)	849	(13,775)	205,455

During the period ended December 31, 2017 and December 31, 2016, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

333

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2017 and December 31, 2016, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$

Chile	1,437	1,302
Total	1,437	1,302

Tax losses as of December 31, 2017 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6)	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2017 and December 31, 2016 are as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	37	56
Doubtful accounts impairment	48	79
Inventory impairment	1,347	2,871
Pensions plan	1	297
Accrued vacations	19	29
Depreciation	(139)	(245)
Other	(36)	(45)
Balances to date	1,277	3,042

334

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2017 and December 31, 2016 are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	205,455	219,230
Increase (decrease) in deferred taxes in profit or loss	(440)	(14,624)
Increase (decrease) in deferred taxes in equity	268	849
Balances to date	205,283	205,455

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(182,122)	(149,669)
Adjustments to prior year current income tax	15,509	2,080
Current income tax expense, net, total	(166,613)	(147,589)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	440	14,624
Deferred tax expense, net, total	440	14,624
Tax expense (income)	(166,173)	(132,965)

335

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2017	12/31/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(14,396)	(10,844)
Current income tax expense, domestic, net	(152,217)	(136,745)
Current income tax expense, net, total	(166,613)	(147,589)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(154)	626
Deferred tax expense, domestic, net	594	13,998
Deferred tax expense, net, total	440	14,624
Income tax expense	(166,173)	(132,965)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

336

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2017	12/31/2017	12/31/2017
	ThUS$	ThUS$	ThUS$

Gain (loss) from defined benefit plans	(1,392)	282	(1,110)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(26)	(550)	(576)
Total	(1,418)	(268)	(1,686)

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2016	12/31/2016	12/31/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,397)	921	(2,476)
Cash flow hedge	2,233	(470)	1,763
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,813	(1,300)	3,513
Total	3,649	(849)	2,800

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No 81, letter c) of IAS 12, the Company considers that the method that discloses most significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that the amounts contributed by subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

337

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	12/31/2017	12/31/2016
	ThUS$	ThUS$
Consolidated income before taxes	595,639	414,889
Income tax rate in force in Chile	25.5%	24%

Tax expense using the legal rate	(151,888)	(99,573)
Effect of royalty tax expense and passive income	(3,529)	(6,311)
Tax effect of non-taxable revenue	1,746	2,461
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(4,594)	(10,202)
Tax effect of tax rates supported abroad	(6,409)	(15,933)
Other tax effects from the reconciliation between the accounting income and tax expense Effect of changes in tax rate	(1,499)	(3,407)
Tax expense using the effective rate	(166,173)	(132,965)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

338

Note 27	Income tax and deferred taxes (continued)

27.3	Income tax and deferred taxes, continued

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM North America Corp., a subsidiary of the Company, is being reviewed by the United States’ tax authorities. This review could lead to adjustments to the tax declarations made by the subsidiary in the United States.

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

339

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2017 ThUS	12/31/2016 ThUS$

Current assets:
Cash and cash equivalents	ARS	1	4
Cash and cash equivalents	BRL	38	60
Cash and cash equivalents	CLP	579	6,044
Cash and cash equivalents	CNY	1,143	400
Cash and cash equivalents	EUR	9,782	11,386
Cash and cash equivalents	GBP	55	71
Cash and cash equivalents	AUD	-	-
Cash and cash equivalents	INR	-	12
Cash and cash equivalents	MXN	258	310
Cash and cash equivalents	PEN	8	3
Cash and cash equivalents	THB	-	-
Cash and cash equivalents	YEN	1,773	2,150
Cash and cash equivalents	ZAR	4,074	3,250
Subtotal cash and cash equivalents		17,711	23,690
Other current financial assets	CLF	-	-
Other current financial assets	CLP	39,126	50,740
Subtotal other current financial assets		39,126	50,740
Other current non-financial assets	ARS	-	5
Other current non-financial assets	AUD	-	45
Other current non-financial assets	BRL	1	-
Other current non-financial assets	COP	30	-
Other current non-financial assets	CLF	46	47
Other current non-financial assets	CLP	12,172	14,554
Other current non-financial assets	CNY	12	10
Other current non-financial assets	EUR	235	822
Other current non-financial assets	MXN	1,429	1,734
Other current non-financial assets	THB	279	21
Other current non-financial assets	PEN	20	-
Other current non-financial assets	YEN	18	53
Other current non-financial assets	ZAR	2,941	18
Subtotal other current non-financial assets		17,183	17,309
Trade and other receivables	ARS	6	-
Trade and other receivables	BRL	23	23
Trade and other receivables	CLF	427	545
Trade and other receivables	CLP	85,837	71,908
Trade and other receivables	CNY	10,426	48
Trade and other receivables	EUR	49,627	30,941
Trade and other receivables	GBP	90	152
Trade and other receivables	MXN	195	423
Trade and other receivables	AED	546	-
Trade and other receivables	THB	791	2,777
Trade and other receivables	YEN	41,582	209
Trade and other receivables	ZAR	23,825	25,835
Subtotal trade and other receivables		213,375	132,861
Receivables from related parties	PEN	-	40
Receivables from related parties	CLP	-	41
Receivables from related parties	EUR	58	476
Receivables from related parties	THB	74	705
Receivables from related parties	CNY	-	48
Receivables from related parties	YEN	-	-
Receivables from related parties	ZAR	-	-
Subtotal receivables from related parties		132	1,310

340

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2017 ThUS$	12/31/2016 ThUS$

Current tax assets	ARS	4	5
Current tax assets	CLP	1,413	1,640
Current tax assets	EUR	183	118
Current tax assets	BRL	-	3
Current tax assets	ZAR	431	386
Current tax assets	MXN	-	202
Current tax assets	PEN	201	203
Subtotal current tax assets		2,232	2,557
Subtotal current assets		289,759	228,467
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	42	41
Subtotal other non-current financial assets		62	61
Other non-current non-financial assets	BRL	27	139
Other non-current non-financial assets	CLP	822	729
Subtotal other non-current non-financial assets		849	868
Non-current right receivable	CLF	209	344
Non-current right receivable	COP	47	-
Non-current right receivable	CLP	1,256	1,382
Subtotal non-current rights receivable		1,512	1,726
Equity-accounted investees	AED	35,414	31,297
Equity-accounted investees	EUR	-	-
Equity-accounted investees	IDR	-	-
Equity-accounted investees	EUR	8,144	7,373
Equity-accounted investees	INR	1,632	1,499
Equity-accounted investees	THB	2,491	1,932
Equity-accounted investees	TRY	21,741	16,712
Subtotal equity-accounted investees		69,422	58,813
Intangible assets other than goodwill	CLP	48	294
Intangible assets other than goodwill	CNY	-	1
Subtotal intangible assets other than goodwill		48	295
Property, plant and equipment	CLP	3,574	3,810
Subtotal property, plant and equipment		3,574	3,810
Total non-current assets		75,467	65,573
Total assets		365,226	294,040

341

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2017			12/31/2016
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,947	-	4,947	44,327	6,098	50,425
Other current financial liabilities	CLP	-	-	-	-	20,919	20,919
Subtotal other current financial liabilities		4,947	-	4,947	44,327	27,017	71,344
Trade and other payables	BRL	37	-	37	38	-	38
Trade and other payables	THB	91	-	91	131	-	131
Trade and other payables	CLP	61,310	4,361	65,671	40,604	2,808	43,412
Trade and other payables	CNY	-	-	-	-	-	-
Trade and other payables	EUR	32,896	-	32,896	30,545	-	30,545
Trade and other payables	GBP	11	-	11	6	-	6
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	13	-	13	67	-	67
Trade and other payables	PEN	3	-	3	4	-	4
Trade and other payables	ZAR	2,541	-	2,541	3,054	-	3,054
Subtotal trade and other payables		96,903	4,361	101,264	74,450	2,808	77,258
Other current provisions	ARS	-	12	12	-	-	-
Other current provisions	CLF	-	-	-	-	-	-
Other current provisions	BRL	739	-	739	-	-	-
Other current provisions	CLP	-	80	80	-	70	70
Other current provisions	EUR	243	-	243	5	-	5
Other current provisions	INR	-	-	-	-	-	-
Subtotal other current provisions		982	92	1,074	5	70	75
Current tax liabilities	CLP	-	326	326	-	-	-
Current tax liabilities	BRL	-	6	6	-	131	131
Current tax liabilities	CNY	3	-	3	-	36	36
Current tax liabilities	EUR	-	644	644	-	3,987	3,987
Current tax liabilities	ZAR	264	-	264	27	-	27
Current tax liabilities	MXN	3	3,071	3,074	-	56	56
Subtotal current tax liabilities		270	4,047	4,317	27	4,210	4,237

342

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2017			12/31/2016
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	15	-	15	4	-	4
Other current non-financial liabilities	CLP	8,708	1,824	10,532	7,481	2,820	10,301
Other current non-financial liabilities	CNY	7	-	7	78	-	78
Other current non-financial liabilities	EUR	2,955	-	2,955	958	-	958
Other current non-financial liabilities	MXN	346	34	380	1,284	35	1,319
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	12	-	12	866	-	866
Subtotal other current non-financial liabilities		12,113	1,858	13,971	10,741	2,855	13,596
Total current liabilities		115,215	10,358	125,573	129,550	36,960	166,510

343

Note 28	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2017
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

		12/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,903	5,903	5,903	5,903	243,297	266,909
Subtotal other non-current financial liabilities		5,903	5,903	5,903	5,903	243,297	266,909
Non-current provisions for employee benefits	CLP	-	-	-	-	494	494
Non-current provisions for employee benefits	MXN	-	-	-	-	61	61
Non-current provisions for employee benefits	YEN	-	-	-	-	561	561
Subtotal non-current provisions for employee benefits		-	-	-	-	1,116	1,116
Total non-current liabilities		5,903	5,903	5,903	5,903	244,413	268,025

344

Note 29	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different from other mining businesses, where the exploration process takes a significant amount of time), the exploration process and the definition of economic feasibility normally occur within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should it not be technically and commercially feasible. This means that there is no significant expenditure that lacks a feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.         Execution: prospecting expenditures that are under execution and where the economic feasibility is not yet known are classified in the caption property, plant and equipment. As of December 31, 2017 and December 31, 2016, the balance amounted to ThUS$21,013 and ThUS$ 12,163, respectively,

2.         Economically feasible: prospecting expenditure, which upon completion, has been determined to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets. As of December 31, 2017 and December 31, 2016, this totaled ThUS$17,721 and ThUS$ 23,008 respectively,

3.         Not economically feasible: Prospecting expenditure, which upon completion, has been determined to not be economically feasible is recorded in profit or loss. As of December 31, 2017 and December 31, 2016 there is no expenditure for such concept.

4.        Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material. As of December 31, 2017 and December 31, 2016, the balance amounted to ThUS$521 and ThUS$ 674 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2017 was ThUS$6,024, and corresponded to non-metallic projects. Such expenditure mainly corresponds to research, including topographical, geological, exploratory drilling and sampling studies.

With respect to this expenditure, the Company classifies it in accordance with paragraph 9 IFRS 6.

Exploration expenditure where the mineral has low ore grade that is not economically exploitable is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption ground studies and prospecting expenses. At the time of making the decision to exploit the zone, it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

345

Note 30	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which are associated with the irregular financing of politicians. Amongst those affected by these legal claims are the legal representatives of the Company: the CEO, Patricio de Solminihac T. and the Vice President of Corporate Services, Ricardo Ramos R. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts. In December 2017, the Public Prosecutor confirmed that no charges will be brought against the CEO or Vice President of Corporate Services.

Actions performed by the Authority

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

346

Note 30	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary. The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The Ad-hoc Committee hired its own legal counsel in Chile and the United States as well as forensic accountants in the United States to support its internal investigation. The U.S. attorneys hired by the Ad-hoc Committee were mainly charged with reviewing the important facts and analyzing them in the context of the United States Foreign Corrupt Practices Act (“FCPA”). However, the Ad-hoc Committee’s factual conclusions were shared with both Chilean authorities and U.S. authorities.

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors of SQM. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;
b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;
c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that
d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G. himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the SEC and the U.S. Department of Justice (“DOJ”)) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.”

347

Note 30	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed the US regulating entities (Department of Justice and Securities and Exchange Commission) about the investigation being performed by Shearman & Sterling, in conformity with the standards effective in the United States of America. The outcome of the investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards.

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”), both based in the United States of America (the “United States”), with respect to the investigations that those agencies had conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to U.S. legislation. The Company has voluntarily provided the results of its internal investigation and supporting documentation to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years, releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of US$15,487,500 (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) who will evaluate the Company’s compliance program and a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of US$15 million and (ii) maintain the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

348

Note 31	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of the Company for allegedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, Sociedad Química y Minera de Chile S.A. informed the Commission for the Financial Market (formerly the Superintendence of Securities and Insurance) that it had decided to penalize Patricio Contesse Fica, Julio Ponce Lerou, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann, all former directors of the Company, and Hernan Büchi Buc – a current director – for not having informed the market in a timely manner in March 2015 in the form of an essential event as directors of the Company at that time regarding the expenses SQM incurred during certain years for which the Company did not have sufficient supporting documentation or that could be considered expenses not necessary for producing income. This penalty, consisting of a fine of UF 1,000 for each person, can be appealed by the affected parties before the Financial Markets Commission (formerly the Superintendence of Securities and Insurance) or the courts of law.

Note 32	Railway for transportation of products between the site Coya Sur and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed damages to several sections of the railway between the Coya Sur and Tocopilla sites. As of that date, the Company has used trucks to replace rail transportation. SQM has carried out several internal and external studies with the purpose of determining what would be necessary to repair the damage to the railway.

These reports revealed that repairing the damage would entail high long-term costs, and it is therefore not convenient to repair the railway in the short- to medium-term. This decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling stock), which has translated into a charge of approximately US$32 million, which is reflected in the line other expenses by function in the consolidated statement of income for the period. This amount represents around 0.7% of SQM’s total assets reported at the end of September 2016.

349

Note 33	Events occurred after the reporting date

33.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2017, were approved and authorized for issuance by the Board of Directors at their meeting held on February 28, 2018.

33.2	Disclosures on events occurring after the reporting date

On January 17, 2018 SQM and CORFO (Corporación de Formento de la Producción) have reached an agreement to end the arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in the case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce (Centro de Arbitrajes y Mediación de la Cámara de Comercio de Santiago) and other cases accumulated to it (the “Agreement”). The Agreement has been reached within the conciliation process of the arbitration and on the basis presented by the arbitrator to the parties. Both SQM´s Board of Directors and the Board of CORFO have approved the Agreement.

The Agreement includes a total payment of US$17.5 million plus agreed interest which a subsidiary of SQM, SQM Salar S.A. ("SQM Salar"), shall pay CORFO. This payment does not imply the recognition of having owed any amount to CORFO, and has been agreed to with the sole purpose of ending the disputes between the parties.

Additionally, the Agreement includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993, which are the contracts that currently permit the mining operations of SQM Salar in the Salar de Atacama (the "Contracts"). The main modifications are detailed below, and will become effective once the following resolutions have been issued: (i) the approval resolution of the Contracts by the CORFO Council, and (ii) the resolution that executes the respective approval agreement by the Chilean Nuclear Energy Commission (CCHEN):

a.	An increase in lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama:

•	In regard to lithium carbonate, the current rate of 6.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

As an example and considering a price of US$12,600 per metric ton (similar to the average price seen in the third quarter of 2017), the lease rate would have been equal to 19.14%.

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Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

•	In regard to potassium chloride, the current rate of 1.8% on FOB sales shall be changed to the following structure of progressive rates based on the final sale price.

Price US$/MT KCL	Lease payment rate
$0 - $300	3.0%
$300 - $400	7.0%
$400 - $500	10.0%
$500 - $600	15.0%
> $600	20.0%

•	Similarly, the lease rates associated with the other products (lithium hydroxide, potassium sulfate and others) shall have similar changes to those described in the previous products.

b.	SQM Salar commits to contribute (i) between US$10.8 and US$18.9 million per year to research and development efforts, (ii) between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and (iii) 1.7% of total annual sales of SQM Salar to the regional development. As an example and considering annualized SQM Salar´s revenues reported in the first nine months of 2017 (approximately US$1 billion), 1.7% of sales would have been approximately US$17 million.

c.	The authorization by CORFO to increase the production and sales of lithium products produced in the Salar de Atacama. Subject to prior authorization by CCHEN, the Agreement considers that SQM Salar will have the right to exploit, subject to compliance with other agreed conditions, process and sell during the term of the Agreement (until the end of 2030) up to 349,553 metric tons of lithium metallic equivalent in the addition to the approximately remaining 64,816 metric tons of lithium metallic equivalent from the originally authorized amount. The sum of the above amounts is equal to approximately 2.2 million metric tons of lithium carbonate equivalent.

d.	SQM Salar shall offer part of its lithium production (up to a maximum of 25%) at preferential price to value-added producers that will potentially develop in Chile, a price based on the lowest export market price equal in each case to the weighted average FOB price calculated on the 20% lower price of the volume exported by SQM Salar during the last 6 months available.

e.	SQM Salar shall strengthen its corporate governance, incorporating various audit, environmental control and coordination mechanisms with CORFO. For these purposes it will be necessary to modify the bylaws of SQM Salar, including among others: (i) to incorporate specific rules for the management of the company, in the form that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company and (ii) for the board of SQM Salar to designate a committee to monitor compliance with the Contracts and to establish the regulations that will govern this committee and its functions.

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Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

f.	Extensive regulation regarding the return of assets upon termination of the Contracts and granting purchase options, including: (i) the restitution of the assets that Corfo made available to SQM Salar under the Contracts, (ii) a purchase option for all or part of the water rights that SQM Salar or its related parties currently own or will obtain in the future, that benefit or are necessary for the exploitation, either currently or in the future of the mining concessions included in the Contracts (the "Mining Concessions"), (iii) a free transfer to CORFO of the easements, that benefit the Mining Concessions or the project, developed by SQM Salar, excluding the mining easements constituted in the Salar del Carmen, (iv) a purchase option on the assets that SQM Salar uses as productive facilities within the Mining Concessions and assets that benefit the project and that are located within the area of the Mining Concessions and within the area of 10 kilometers from the limit of the Mining concessions, (v) a purchase option on the mining concessions that SQM Salar or its related companies currently constitute or will constitute in the future within the area of 2 kilometers from the limit of the Mining Concessions.

g.	An option for SQM Salar to sell to CORFO the facilities that are necessary to increase the additional production and operation capacity related to the increased lithium quota. The exercise price of this option is the replacement value of the facilities including its economic depreciation.

h.	An option for CORFO to request from SQM the evaluation of a joint project with a state company for the joint exploitation of mining property in the Salar de Maricunga. SQM commits to participate in good faith in this process, and if there is no agreement for the project after 4 years, SQM will not be obligated to continue such negotiations.

i.	SQM, SQM Salar and SQM Potasio S.A. are prohibited to (i) sell lithium brine extracted within the Mining Concessions, (ii) alienate and obstruct in any way, and enter into any act or contract that affects the restitution of the assets indicated in letter (f) above, (iii) extract brine from its mining rights area within 10 kilometers from the limit of the Mining Concessions, (iv) extract brine from its mining rights area within 2 kilometers from the limit of Mining Concessions for a period of 15 years from the termination of the Contracts, and (v) agree with other operators of the OMA mining rights of the Salar de Atacama on the ways of operating resulting in a joint or integrated management of both production sites, therefore ensuring that SQM´s operations will always be independent without facilitating operational information, commercial strategies, information systems or common applications and/or personnel, conventions or price and other agreements that by their nature may negatively affect the lease income of CORFO.

352

Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

On February 15, 2018 the Asociación Indígena Consejo de Pueblos Atacameños and other indigenous Atacameño communities lodged an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio S.A. to rescind the Contracts on the grounds that their provisions will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants: the right to being equal before the law, the right to live in a pollution-free environment, the right to develop any economic activity that is not immoral, against public order or national security and the right to ownership in its different forms, by authorizing the amount of lithium metallic equivalent that can be extracted, processed and sold to be increased to 349,553 metric tons, such extraction being from land the appellants consider to be their ancestral property. On February 16, 2018, a number of persons belonging to the Atacameño people also lodged an appeal to rescind the contracts for alleged threats to their rights to life and physical and psychic integrity, equality before the law and the right to live in a pollution-free environment. These lawsuits are pending the consideration and subsequent resolution by the Court of Appeals in Santiago.

In a board meeting on January 24, 2018, Mrs. Joanne L. Boyes and Mr. Robert A. Kirkpatrick presented their resignation from their positions as directors of the Company. In the same session, the Board of Directors of the Company agreed to designate Mrs. Boyes as replacement, Mr. Darryl Stann who will also become a board member of the Company and a member of the Corporate Governance Committee.

On January 26, 2018, SQM and its subsidiaries SQM Salar S.A. and SQM Nitrates S.A. (the "Companies"), have reached an agreement with the Public Prosecutor to put an end to the investigation of the alleged responsibility of the Companies´ for the lack of supervision with respect to the payments to suppliers and entities that may have had links with the politically exposed persons between 2008 and 2015. This deferred prosecution agreement (suspensión condicional) has been proposed by the Public Prosecutor, accepted by the Companies and approved by the 8th Court of Santiago.

Under the deferred prosecution agreement, the Companies have not admitted responsibility in the matter subject to the investigation.

The agreement, approved by the Court, implies that the Companies must pay an aggregate amount of (i) MUS$1,464 to the Chilean State, and (ii) MUS$2.684 to various charitable organizations. In addition, the Companies must provide the Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions.

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Note 33	Events occurred after the reporting date (continued)

33.2	Disclosures on events occurring after the reporting date, continued

In extraordinary board session of February 19, 2018, SQM informs that, as communicated earlier, in its ordinary board meeting on January 24, 2018, Joanne L. Boyes and Robert A. Kirkpatrick presented their resignation from the positions as directors of SQM. In the same session, the board of directors agreed to appoint Darryl Stann as the replacement of Joanne L. Boyes.

In the extraordinary board meeting today, Mark F. Fracchia was appointed as the replacement of Robert A. Kirkpatrick.

As of the date of this report preparation, the modification of the bond line registered under number 563 and referred to in Note 10.4 e) is in the revision process by the Commission for the Financial Market, which has required certain rectifications to the documents originally presented by the Company. The final approval is expected to occur within the first quarter of the year, and the placement of bonds will take place within the first half of 2018.

Likewise, between the end of 2017 and the preparation of this report, the company has been preparing the documentation to request the modification of the bond line registered in the Securities Registry maintained by the Commission for the Financial Market dated February 14, 2012 under number 700. The purpose of this amendment is the same as that of line 563, with the idea of placing bonds for up to UF 3 million with a maturity of 20 years. It is expected that the request for amendment will be reviewed by the Commission for the Financial Market within the first quarter of the year.

Once approved by the Commission for the Financial Market, the bonds will be issued under the modified line and placed through direct private placement.

Management is not aware of any significant events that occurred between December 31, 2017 and the date of issuance of these consolidated financial statements that may significantly affect them.

33.3	Detail of dividends declared after the reporting date

At the closing date of the financial statements, there are no dividends declared after the reporting date.

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Report of Accounting Inspectors

355

Reasoned Analysis of the Financial Situation

1.	Analysis of the Financial Statements

Reasoned analysis of the consolidated financial statements for the year ended December 31, 2017 (in millions of U.S. dollars).

Statement of Financial Position
(in millions of U.S. dollars)	At December 31,	At December 31,

	2017	2016
Total current assets	2,466.3	2,329.9

Cash and cash equivalents	630.4	514.7
Other current financial assets	367.0	289.2
Accounts receivable (1)	506.0	451
Inventories	902.1	993.1
Other	60.8	81.9
Total non-current assets	1,830.0	1,888.1

Other non-current financial assets	62.9	34.1
Investments in related parties	126.4	113.1
Property, plant and equipment	1,437.2	1,534.80
Other non-current assets	203.5	206.1
Total Assets	4,296.2	4,218.00

Total current liabilities	748.0	580.3

Other current financial liabilities	220.3	179.1
Other	527.7	401.2
Total non-current liabilities	1,300.7	1,330.4

Other non-current financial liabilities	1,031.5	1,093.4
Other	269.2	236.9
Equity before minority interest	2,187.8	2,246.1

Minority interest	59.6	61.2

Total Equity	2,247.5	2,307.3

Total Liabilities and Equity	4,296.2	4,218.0

Liquidity (2)	3.3	4.0

(1) Trade and other receivables, current + Trade receivables due from related parties, current

(2) Current assets / Current liabilities

356

1.1	Analysis of the Consolidated Statement of Financial Position

As of December 31, 2017, the Company’s total assets amount to MUS$4,296.2, representing an increase of approximately 2% compared to MUS$4,218.0 obtained as of December 31, 2016. Such difference between both periods is mainly the result of the variance in the following captions:

Current assets increase by approximately 6%, from MUS$2,329.9 recorded at the end of the prior year to MUS$2,466.3 in the current period.

•	Cash and cash equivalents increased by MUS$115.7 (22%) as of December 31, 2017 amounting to MUS$630.4. The detail of this caption is disclosed in Note 7.
•	Other current financial assets increased by MUS$77.8 (27%) as of December 31, 2017 amounting to MUS$367.0. The detail of the caption is disclosed in Note 10.
•	Accounts receivable increased by MUS$55.0 (12%) as of December 31, 2017 amounting to MUS$506.0. The detail of this caption is disclosed in Notes 9 and 10.
•	Current inventories decreased by MUS$91.0 (9%) as of December 31, 2017 amounting to MUS$902.1. The detail of this caption is disclosed in Note 8.

Non-current assets decreased by approximately 3%, from MUS$1,888.1 recorded at the end of prior year, to MUS$1,830.0 for the current quarter.

•	Property, plant and equipment decreased by MUS$97.6 (6%), as of December 31, 2017 amounting to MUS$1,437.2. The detail of this caption is disclosed in Note 14.

As of December 31, 2017, the Company’s total liabilities amount to MUS$2,048.8, representing an increase of approximately 7% compared to MUS$1,910.7 recorded as of December 31, 2016, Such difference is mainly generated by changes in the following captions:

Current liabilities increased by approximately 29%, from MUS$580.3 recorded at the end of December of the prior year to MUS$748.0 for the current quarter.

•	Other current financial liabilities increased by MUS$41.2 (23%) as of December 31, 2017 amounting to MUS$220.3. The detail of this caption is disclosed in Note 10.
•	Other current non-financial liabilities increased by MUS$126.5 (32%) as of December 31, 2017 amounting to MUS$527.7. The detail of this caption is disclosed in Notes 9, 10, 15, 18 and 27.

Non-current liabilities decreased by approximately 2%, from MUS$1,330.4 recorded at the end of the prior year, to MUS$1,300.7 for the current quarter.

•	Other non-current financial liabilities decreased by MUS$61.9 (6%) closing at December 31, 2017 amounting to MUS$1,031.5.

The consolidated financial statements of Sociedad Química y Minera de Chile S,A, and Subsidiaries have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the comprehensive, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB), Should there be any discrepancies between IFRS and the instructions issued by the Chilean Comission for the Financial Market (CMF) the latter shall prevail.

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These consolidated financial statements fairly reflect the Company’s equity and financial position and the results of its operations, changes in in the statement of income and expenses recognized and cash flows, which have occurred in the year then ended.

The valuation of the main assets and liabilities has been performed as follows:

Inventories: The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

The provisions for technical specification on the Company’s inventories have been made based on a technical study covering different variables affecting products in stock (density, moist, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Property, plant and equipment: Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation and impairment losses that they have experienced.

358

1.2	Consolidated Statement of Comprehensive Income

Statement of Income(1)
(in millions of U.S. dollars)	Fourth Quarter		Accumulated at December 31,

	2017	2016	2017	2016
Revenues	574.8	553.8	2,157.3	1,939.3

Specialty plant nutrition (2)	185.9	136.8	697.3	623.9

Iodine and derivatives	60.8	56.1	252.1	231.1
Lithium and derivatives	179.4	176.8	644.6	514.6
Industrial chemicals	54.6	60.8	135.6	104.1
Potassium chloride & potassium sulfate	78.4	107.3	379.3	403.3
Other revenue	15.7	16.1	48.5	62.2

Cost of sales	(305.9)	(288.1)	(1,162.5)	(1,089.9)

Depreciation and amortization	(52.8)	(60.9)	(232.4)	(238.4)

Gross margin	216.1	204.8	762.5	611.0

Administrative expenses	(28.6)	(25.8)	(101.2)	(88.4)
Finance costs	(12.3)	(12.3)	(50.1)	(57.5)
Finance income	4.7	3.2	13.5	10.1
Foreign currency translation differences	(1.9)	1.0	(1.3)	0.5
Other	(23.7)	(36.6)	(28.8)	(60.8)

Profit (loss) before taxes	154.3	134.4	594.6	414.9

Income tax	(42.8)	(51.8)	(166.2)	(133.0)

Profit before minority interest	111.5	82.5	428.4	281.9

Minority interest	(1.0)	(1.7)	(0.7)	(3.6)

Profit for the year	110.5	80.9	427.7	278.3
Earnings per share (US$)	0.42	0.31	1.63	1.06

(1) A reclassification between income and costs is considered in the accumulated information

(2) Includes other specialty plant nutrition

359

1.2.1 Analysis by business area and market variances

Specialty plant nutrition

Revenues from the SPN business line for the twelve months ended December 31, 2017 totaled US$697.3 million, an increase of 11.8% compared to $623.9 million reported for the twelve months ended December 31, 2016.

Fourth quarter 2017 revenues reached US$185.9 million, 35.9% higher than the US$136.8 million reported in the fourth quarter of 2016.

Sales volumes during 2017 for this business line increased almost 15% compared to 2016, due to demand growth and limited supply from our competitors, we expect to see similar sales volumes in 2018. Average prices during 2017 decreased approximately 2.7% compared to prices reported last year. We believe that the potassium nitrate market grew around 5% last year and that it will continue its growth at a similar rate this year. We remain confident in the future of the potassium nitrate and specialty fertilizer markets, and will continue to invest to develop and expand the market.

SPN gross profit accounted for approximately 19% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Iodine and derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2017 were US$252.1 million, an increase of 9.1% compared to US$231.1 million generated for the twelve months ended December 31, 2016.

Revenues from sales of iodine and derivatives for the fourth quarter of 2017 amounted to US$60.8 million, an increase of 8.4% compared to US$56.1 million achieved during the fourth quarter of 2016.

Higher iodine revenues were the result of higher sales volumes. Average prices were approximately US$20/kg, a decrease of about 12.3% compared to average prices seen during 2016. During the second half of 2017, we saw a slight improvement in iodine prices. Prices during the second half of the year were approximately 5% higher than prices reported during the first half of 2017. We believe that that trend will continue into 2018 with average prices slightly higher than in 2017.

Our sales volumes during 2017 totaled 12.7k MT/year, approximately 24.4% higher than sales volumes seen during 2016. We believe that global iodine demand grew slightly in 2017 and we increased our market share to over 35%. We started working on the capacity expansion project at our iodine facilities in Nueva Victoria and at the end of 2017 the effective capacity of all of our facilities reached 11,000 MT/year. We expect to complete our expansion during the second half of 2018, bringing our total effective capacity to 14,000 MT/year.

Gross profit for the Iodine and Derivatives segment accounted for approximately 7% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Lithium and derivatives

Revenues from lithium and derivatives totaled US$644.6 million during the twelve months ended December 31, 2017, an increase of 25.3% compared to the US$514.6 million for the twelve months ended December 31, 2016.

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Lithium and derivatives revenues increased 1.5% during the fourth quarter of 2017 compared to the fourth quarter of 2016. Total revenues amounted to US$179.4 million during the fourth quarter of 2017, compared to US$176.8 million in the fourth quarter of 2016.

The lithium market continued its strong growth in 2017, with total demand growth reaching close to 17% according to our estimates. Supply did not keep the same pace, and therefore market conditions remained tight and prices increased significantly during the year.

This pricing trend, given that the sales volumes stayed at the same level as in 2016, impacted our revenues for 2017 by almost US$130 million. Average prices in this business line increased another 25% compared to average prices seen during 2016. We believe that the market price will remain strong in the first half of the year with the potential to stabilize or slightly decrease in the second half of the year. However, we still expect averages prices to be higher in 2018 compared to the average prices seen in 2017.

As we continue to move forward with our expansion from 48,000 MT/year to 70,000 MT/year in the Salar de Atacama, we believe our 2018 sales volumes in the business line should increase by approximately 5,000 MT as we ramp up the current production. These additional sales volumes should be seen during the second half of 2018.

Gross profit for the Lithium and Derivatives segment accounted for approximately 60% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Potassium: Potassium chloride and potassium sulfate

Revenues in the potassium chloride and potassium sulfate business line were impacted by reduced sales volumes in 2017. As anticipated, sales volumes decreased over 12% during 2017 as we focused our production efforts in the Salar de Atacama on increasing lithium yields. We believe we could see a decrease in potassium chloride and potassium sulfate production in 2018, as we further expand our lithium production in the Salar de Atacama, and potassium chloride sales volumes could decrease in the future.

As estimated, 2017 global potash demand increased an additional 4 million tons, as result, potash prices increased slightly during the year. Average prices in the potassium chloride and potassium sulfate business line increased approximately 7.4% during 2017 when compared to 2016, reaching US$282/MT. During the fourth quarter 2017 average prices increased almost 7.5% when compared to the third quarter 2017.

Gross profit for Potassium Chloride and Potassium Sulfate business line accounted for approximately 9% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Industrial chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2017 reached US$135.6 million, a 30.2% increase compared to US$104.1 million for the twelve months ended December 31, 2016.

Revenues for the fourth quarter of 2017 totaled US$54.6 million, a decrease of 10.2% compared to US$60.8 million for the fourth quarter of 2016.

Revenues in the industrial chemicals business line increased as a result of higher sales volumes. These higher sales volumes were related to increased sales volumes of solar salts, which totaled almost 88,000 MT this year, in line with our estimated volumes for the year. Solar salts sales depend on the ramp up of the concentrated solar power plants (CSP) projects and we expect our sales volumes in 2018 to be around 50,000 MT. Prices during 2017 remained flat compared to 2016.

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Gross profit for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2017.

Other commodity fertilizers and other revenues

Revenues from sales of other commodity fertilizers and other income reached US$48.5 million in the twelve months ended December 31, 2017, lower than the US$62.2 million for the twelve months ended December 31, 2016.

Financial Information

Capital investments

Capex during 2017 reached approximately US$172 million, and the majority of these expenditures were related to maintenance, current expansion projects related to nitrate and lithium carbonate and hydroxide production. That also included approximately US$24 million investment in Minera Exar project and US$25 million in Mt. Holland project.

For 2018, the Board approved a total Capex framework of approximately US$517 million, of which US$360 will be invested in Chile, including maintenance and production capacity expansions of lithium, iodine and potassium nitrate business lines. We have revised the investment required to increase our potassium nitrate capacity to 1.5 million MT, reducing total capex to US$50 million. We also expect to invest approximately US$157 million in projects outside Chile.

Administrative expenses

Administrative expenses totaled US$101.2 million (4.7% of revenues) for the twelve months ended December 31, 2017, compared to US$88.4 million (4.6% of revenues) recorded during the twelve months ended December 31, 2016.

Net finance costs

Net financial expenses for the twelve months ended December 31, 2017 were US$36.6 million, compared to US$46.9 million recorded for the twelve months ended December 31, 2016.

Income tax expense

Income tax expense reached US$166.2 million for the twelve months ended December 31, 2017, representing an effective tax rate of 27.9%, compared to an income tax expense of US$133.0 million during the twelve months ended December 31, 2016. The Chilean corporate tax rate was 25.5% during the 2017 period and 24% during the 2016 period.

Other

The EBITDA margin was approximately 41.4% for the twelve months ended December 31, 2017. EBITDA margin for the twelve months ended December 31, 2016 was approximately 39.2%. The EBITDA margin for the fourth quarter of 2017 was approximately 41.8%.

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363

2. Financial ratios

Liquidity ratios		12-31-2017	09-30-2017
Current liquidity	Times	3.30	3.79	Current assets Current liabilities
Acid test	Times	2.09	2.31	(Current assets – Inventories) Current liabilities

Indebtedness ratios		12-31-2017	09-30-2017
Indebtedness ratio	%	94	86	Liabilities Equity attributable to owners of the Parent
Short-term debt to total debt ratio	%	36.5	32.7	Current liabilities Total debt
Long-term debt to total debt ratio	%	63.5	67.3	Non-current liabilities Total debt

Activity ratios		12-31-2017	09-30-2017
Total assets	MUS$	4,296	4,145
Inventory turnover	Times	1.55	1.51	Cost of sales LTM Inventories
Inventory permanence	Days	269	305	360 days Inventory turnover

Profitability ratios		12-31-2017	09-30-2017
Earnings per share	Times	1.63	1.52	Net profit (loss) LTM Shares subscribed
Return on equity	%	19.1	17.7	Net profit (loss) LTM Equity
Return on assets	%	21.3	21.1	Net profit (loss) LTM Assets

364

2.1 Analysis of Financial Indicators

Liquidity:

•	Current liquidity: the decrease in the ratio can be explained because although there was an increase in Current Assets (≈ + US$116 million, 5%), there was also an increase in Current Liabilities (≈ + US$128 million, 21%), resulting in a lower ratio value. The main variation of the assets was seen in the increase by almost US$110 million of Cash and Cash Equivalents. On the liabilities side, the main change was seen in the Other Financial Liabilities, which increased by approximately US$87 million, mainly due to the contracting of new short-term debt for investment and accounts receivable, which increased by almost US$27 million.
•	Acid test: when comparing the last periods, it can be noted that there was a US$3.8 million Inventory decrease, making the dividend ratio lower, which, together with the aforementioned proportional increases, leads to a lower ratio compared to the previous period. However, it can be seen that in this case the ratio decreased in a smaller proportion to the previous ratio, this is due to the fact that by subtracting the inventory from the equation (≈US$1.400 million), the dividend ratio increase is greater than that of the previous ratio, which causes the variation to be lower.

Indebtedness:

•	Indebtedness ratio: the ratio increased because there was an increase in current liabilities for the aforementioned reasons of approximately US$128 million, while the equity remained almost constant, which led to an increase in the proportion between both values.
•	Proportional amount of debt: due to the variations leading to an increase in Current Liabilities explained above, it can be concluded directly that these ratios varied as they did, since, despite the increase in Total Liabilities, it did so in a smaller proportion than its composing parts.

Activities:

•	Inventory turnover and permanence: an increase in the inventory rotation can be seen mainly due to the fact that the inventory decreased by ≈US$3.8 million (≈0%), while the cost of sales decreased by ≈US$12 million (≈3%). It should be noted that the Sales revenues increased during the period, mainly due to the increase in prices of all products and the increase in sales volumes of the business lines with higher margin and decrease in others with lower margin, which led to lower cost of sales. By increasing the dividend proportionally in greater quantity than the ratio divider, a higher ratio is therefore obtained. Due to this increase, a decrease in the permanence of inventory by 5 days was achieved, since both ratios are inversely proportional.

Profitability:

•	Earnings per share: recording the same number of shares, because of an increase in profit for the period by approximately US$112 million, an increase in this ratio is generated. For further details, please, see the statement of income.
•	ROE: The increase in this ratio was due to an increase in profit for the period and a decrease in equity (US$4 million).
•	ROA: The increase in this ratio was due to the increase in the annual gross profit in greater proportion than that of the Assets.

365

10) FINANCIAL REPORTS

3. Analysis of the Statement of Cash Flows

The detail of the main components of cash flows as of December 31, 2017 and 2016 is as follows:

Statement of cash flows	12/31/2017 ThUS$	12/31/2016 ThUS$

Net cash flows from (used in) operating activities	703.997	633.662
Net cash flows from (used in) investing activities	(248.067)	162.386
Net cash flows from (used in) financing activities	(357.645)	(816.410)
Effects of changes in exchange rates on cash and cash equivalents	17.484	7.772
Cash and cash equivalents at the beginning of the period	514.669	527.259

Cash and cash equivalents at the end of the period	630.438	514.669

4. Market risk analysis

Interest rate: As of December 31, 2017, the Company’s financial liabilities, current and non-current that accrue interest amount to MUS$1,251.8 and include the following types of financing:

i.	Unsecured obligations bearing interest, current and non-current (considering principal owed only): a bond in U.S. dollars of MUS$300 considering a fixed interest rate of 3.625%, a bond in U.S. dollars of MUS$250 considering a fixed interest rate of 5.5%, a bond in U.S. dollars of MUS$250 considering a fixed interest rate of 4.375; a bond in UF for the amount equivalent to MUS$191.6 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 4.03%; and a bond in UF for the amount equivalent to MUS$58.7 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 4.47%.

As of December 31, 2017, the Company recorded MUS$220.3 within other current financial liabilities and MUS$1,031.5 within other non-current financial liabilities,

Exchange rate: SQM’s main economic environment operates in U.S. dollars. However, because of the Company’s internationalization, the Company operates in different countries which generate exposure to changes in exchange rates for the different currencies with respect to U.S. dollar. Accordingly, SQM has hedging contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than U.S. dollar against the variation in the exchange rate, updating such contracts on a weekly basis depending on the quantity of assets and liabilities necessary to hedge in currencies other than U.S. dollar.

366

10) FINANCIAL REPORTS

To ensure the difference between its assets and liabilities, as of December 31, 2017, the Company had the following derivative contracts (as the sum of the absolute value of their notional values): MUS$84 in Chilean peso/U.S. dollar derivative contracts, MUS$33.3 in Euro/U.S. dollar derivative contracts, MUS$20 in South African rand/U.S. dollar and MUS$19.3 in other currencies.

In addition, the Company had MUS$550 in derivative contracts to hedge its investments in term deposits in Chilean pesos.

To hedge its expected net cash flows in Chilean pesos related to the businesses associated with the trading of fertilizers in Chile, the Company did not maintain any Chilean peso/U.S. dollar derivative contract as of December 31, 2017. To hedge its expected net cash flows in Euros the Company did not maintain any Euro/U.S. dollar derivative contracts as of December 31, 2017.

Commodity prices: The main commodities the Company uses are oil (petroleum) as fuel and in all its forms, Currently, the Company has no hedging contracts hedging international changes in prices, However, the Company has long-term contracts for energy supply.

As indicated in the Company’s Annual Report, markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

Note 4 of the Consolidated Financial Statements as of December 31, 2017 includes a detailed analysis of risks associated with the Company’s businesses.

367

10) FINANCIAL REPORTS

10) B) SUMMARY FINANCIAL STATEMENTS

The summary consolidated or individual financial statements of all companies mentioned in CMF (ex)SVS General Rule No. 346, Section I, Letter a.4.2 is provided below. The complete financial statements of such companies are available to the public in our offices and at the offices of the CMF (ex)SVS.

368

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Classified Statements of Financial Position

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets
Current assets
Cash and cash equivalents	112,279	65,633
Trade receivables due from related parties, current	569,033	605,444
Current inventories	185,060	190,206
Other current assets	22,529	66,553
Total current assets	888,901	927,836

Non-current assets
Property, plant and equipment	762,106	809,331
Other non-current assets	171,236	136,781
Total non-current assets	933,342	946,112
Total assets	1,822,243	1,873,948

Liabilities and Equity

Liabilities
Current liabilities
Other current financial liabilities	40,144	20,948
Trade payables due to related parties, current	202,843	559,566
Other current liabilities	136,997	139,469
Total current liabilities	379,984	719,983

Non-current liabilities
Deferred tax liabilities	185,799	196,263
Other non-current liabilities	4,157	2,402
Total non-current liabilities	189,956	198,665
Total liabilities	569,940	918,648

Equity
Equity attributable to owners of the Parent	1,086,589	835,841
Non-controlling interests	165,714	119,459
Total equity	1,252,303	955,300
Total liabilities and equity	1,822,243	1,873,948

369

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Income by Function

	January to December
	2017	2016
	ThUS$	ThUS$
Revenue	989,783	983,229
Cost of sales	(506,059)	(538,890)
Gross profit	483,724	444,339
Profit (loss) from operating activities	461,166	430,888
Profit (loss) before taxes	468,750	419,514
Income tax expense, continuing operations	(123,111)	(113,342)

Profit for the year	345,639	306,172
Profit attributable to
Owners of the Parent	282,442	252,321
Non-controlling interests	63,197	53,851
Profit for the year	345,639	306,172

Earnings per share
Common shares
Basic earnings per share (US$ per share)	2.259	2.001
Diluted common shares
Diluted earnings per share (US$ per share)	2.259	2.001

Summary Consolidated Statements of Comprehensive Income

	January to December
	2017	2016
	ThUS$	ThUS$
Profit for the year	345,639	306,172
Other comprehensive income	(4.477)	67
Total comprehensive income	341,162	306,239
Comprehensive income attributable to
Owners of the Parent	277,869	250,799
Non-controlling interests	63,293	55,440
Total comprehensive income	341,162	306,239

370

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Cash Flows

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	137,136	555,237
Net cash generated from (used in) investing activities	(83,405)	(84,454)
Net cash generated from (used in) financing activities	(10,000)	(487,564)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	43,731	(16,781)
Effects of exchange rate fluctuations on cash held	2,915	845
Net (decrease) increase in cash and cash equivalents	46,646	(15,936)
Cash and cash equivalents at beginning of period	65,633	81,569
Cash and cash equivalents at end of period	112,279	65,633

371

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of changes in Equity

2017	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	257,010	8,221	570,610	835,841	119,459	955,300
Profit for the year	-	-	282,442	282,442	63,197	345,639
Other comprehensive income	-	(4,573)	-	(4,573)	96	(4,477)
Comprehensive income	-	(4,573)	282,442	277,869	63,293	341,162
Dividends	-	2,914	(30,035)	(27,121)	(17,038)	(44,159)
Increase (decrease) due to transfers and other changes	-	(1,659)	252,407	250,748	46,255	297,003
Equity As of December 31, 2017	257,010	6,562	823,017	1,086,589	165,714	1,252,303

2016	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	257,010	8,057	637,819	902,886	152,165	1,055,051
Profit for the year	-	-	252,322	252,332	53,851	306,173
Other comprehensive income	-	93	-	93	(26)	67
Comprehensive income	-	93	252,322	252,415	53,825	306,240
Dividends	-	-	(319,531)	(319,460)	(86,532)	(405,991)
Increase (decrease) due to transfers and other changes	-	71	(67,209)	(67,045)	(32,706)	(99,751)
Equity As of December 31, 2016	257,010	8,221	570,610	835,841	119,459	955,300

372

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2017 and December 31, 2016, the detail of transactions with related parties is as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2017	12/31/2016
					ThUS$	ThUS$
Foreign	SQM Africa Pty. Ltd..	Other related parties	South Africa	Sale of products	25,813	28,932
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	39	1,343
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	402
Foreign	SQM Ecuador S.A.	Other related parties	Ecuador	Sale of products	9,885	12,236
Foreign	SQM Europe N.V.	Other related parties	Belgium	Sale of products	462,351	401,107
Foreign	SQM Europe N.V.	Other related parties	Belgium	Services received	-	12
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Current account interest	7,044	914
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Services provided	1,421	2,088
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	86,108	96,037
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of fixed asset	141	47
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	4,487	4,327
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services received	1,200	1,821
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services provided	1,200	1,821
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Dividends	-	319
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	1,884	1,359
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	8,635	18,218
93.007.000-9	SQM S.A.	Parent	Chile	Services provided	1,507	2,145
93.007.000-9	SQM S.A.	Parent	Chile	Fixed assets purchase	181	-
93.007.000-9	SQM S.A.	Parent	Chile	Services received	926	1,669
Foreign	SQM North America Corp.	Other related parties	United States	Sale of products	47,276	64,116
Foreign	SQM North America Corp.	Other related parties	United States	Current account interest	146	-
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	Sale of products	12,387	16,620
Foreign	Ajay No rth America	Associate	United States	Dividends	1,123	3,759
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	-	68,501
79.770.780-5	SIT S.A.	Other related parties	Chile	Current account interest	1,345	1,002
Foreign	SQM Comercial de México S.A. de C.V.	Other related parties	México	Sale of products	40,343	36,629
Foreign	SQM Iberian S.A.	Other related parties	Spain	Sale of products	20,107	28,438
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	16,561	9,653
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	8,180	8,278
Foreign	Charlle SQM Thailandia	Other related parties	Thailand	Sale of products	-	143
Foreign	SQM Thailand Limited	Other related parties	Thailand	Sale of products	1,260	4,417
Foreign	SQM Japan Co. Ltd.	Subsidiary	Japan	Sale of products	106,402
Foreign	Minera Exar	Joint venture	Argentina	Loan	11,000

373

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Nitratos Naturais Do Chile Ltda.	Other related parties	Brazil	US$	2,358	2,358
Foreign	RS Agro Chemical Trading Corporation A.V.V.	Other related parties	Aruba	US$	8	8
Foreign	Soquimich European Holding B.V.	Other related parties	Dutch Antille	US$	69,741	63,770
79.770.780-5	Serv. Integrales de Tránsito y Transf. S.A.	Associate	Chile	US$	121	117
Foreign	SQM Thailand Limited	Other related parties	Tailandia	US$	5,677	5,730
Foreign	SQM Africa Pty Ltd.	Other related parties	South Africa	US$	26,641	32,506
Foreign	SQM Corporation N.V.	Other related parties	Dutch Antille	US$	3,575	3,568
Foreign	SQM Ecuador S.A.	Other related parties	Ecuador	US$	9,885	12,979
Foreign	SQM Europe N.V.	Other related parties	Belgium	US$	160,141	168,526
Foreign	SQM Iberian S.A.	Other related parties	Spain	US$	13,551	25,271
79.947.100-0	SQM Industrial S.A.	Matriz Común	Chile	US$	121,486	104,468
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	US$	40,018	-
Foreign	SQM North America Corp.	Associate	United States	US$	6,984	19,587
Foreign	SQM Perú S.A.	Other related parties	Perú	US$	65,582	96,832
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	US$	1,080	1,080
Foreign	SQM Comercial de México S.A. de C.V.	Other related parties	México	US$	6,046	6,996
Foreign	Kowa Company Ltd.	Other related parties	Japan	US$	12,627	14,226
Foreign	Ajay North America	Other related parties	United States	US$	-	25,716
Foreign	Charlee SQM Thailand Co. Ltd.	Other related parties	Thailand	US$	23	23
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	US$	11,000	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Other related parties	China	US$	-	12,912
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	US$	7,369	3,946
Foreign	SQM Vitas Fzco	Other related parties	United Arab Emirates	US$	65	65
Foreign	SQM Vitas Perú S.A.C	Other related parties	Perú	US$	4,694	4,005
93.007.000-9	SQM S.A.	Parent	Chile	US$	361	755
Total as of to date					569,033	605,444

Trade payables due to related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
Foreign	RS Agro Chemical Tranding	Associate	Aruba	US$	5,156	5,168
79.770.780-5	SIT S.A.	Associate	Chile	US$	11,552	31,164
Foreign	SQM(Beijing) Commercial Co.Ltd.	Other related parties	China	US$	184	991
Foreign	SQM Europe N.V.	Other related parties	Belgium	US$	-	36
79.947.100-0	SQM Industrial S.A.	Matriz Común	Chile	US$	14,337	14,501
Foreign	Charlee SQM(thailand) Co	Other related parties	Thailand	US$	23	23
93.007.000-9	SQM S.A.	Matriz	Chile	US$	171,585	507,683
Foreign	Sacal	Other related parties	Argentina	US$	6	-
Total as of to date					202,843	559,566

374

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Classified Statements of Financial

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets
Current assets
Cash and cash equivalents	211,397	179,427
Trade receivables due from related parties, current	426,095	315,842
Current inventories	880,097	1,044,201
Other current assets	75,621	172,784
Total current assets	1,593,210	1,712,254

Non-current assets
Investments in associates	86,361	75,632
Property, plant and equipment	474,878	498,565
Other non-current assets	25,550	28,722
Total non-current assets	586,789	602,919
Total assets	2,179,999	2,315,173

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	867,067	1,117,980
Other current liabilities	249,656	172,070
Total current liabilities	1,116,723	1,290,050

Non-current liabilities
Deferred tax liabilities	54,156	64,935
Other non-current liabilities	29,226	23,629
Total non-current liabilities	83,382	88,564
Total liabilities	1,200,105	1,378,614

Equity
Equity attributable to owners of the Parent	936,509	890,930
Non-controlling interests	43,385	45,629
Total equity	979,894	936,559
Total liabilities and equity	2,179,999	2,315,173

375

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Income by Function

	January to December
	2017	2016
	ThUS$	ThUS$
Revenue	2,093,754	1,748,595
Cost of sales	(1,911,321)	(1,602,817)
Gross profit	182,433	145,778
Profit (loss) from operating activities	89,402	55,461
Profit (loss) before taxes	72,381	25,203
Income tax expense, continuing operations	(24,523)	(16,766)

Profit for the year	47,858	8,437
Profit attributable to
Owners of the Parent	48,988	17,261
Non-controlling interests	(1,130)	(8,824)
Profit for the year	47,858	8,437

	January to December
	2017	2016
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.0937	0.0165
Diluted common shares
Diluted earnings per share (US$ per share)	0.0937	0.0165

376

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of comprehensive income

	January to December
	2017	2016
	ThUS$	ThUS$

Profit for the year	47,858	8,437
Other comprehensive income	(567)	(2,855)
Total comprehensive income	47,291	5,582
Comprehensive income attributable to
Owners of the Parent	48,516	14,625
Non-controlling interests	(1,225)	(9,043)
Total comprehensive income	47,291	5,582

Summary Consolidated Statements of Cash Flows

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	30,909	119,153
Net cash generated from (used in) investing activities	(14,675)	(96,092)
Net cash generated from (used in) financing activities	16,811	(33,517)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	33,045	(10,456)
Effects of exchange rate fluctuations on cash held	(1,075)	2,165
Net (decrease) increase in cash and cash equivalents	31,970	(8,291)
Cash and cash equivalents at beginning of period	179,427	187,718
Cash and cash equivalents at end of period	211,397	179,427

377

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Changes in Equity

2017	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(7,144)	183,008	890,930	45,629	936,559
Profit for the year)	-	-	48,988	48,988	(1,130)	47,858
Other comprehensive income	-	(472)	-	(472)	(95)	(567)
Comprehensive income	-	(472)	48,988	48,516	(1,225)	47,291
Dividends	-	-	-	-	(1,264)	(1,264)
Increase (decrease) due to transfers and other changes	-	563	(3,500)	(2,937)	245	(2,692)
Increase (decrease) in equity	-	91	45,488	45,579	(2,244)	43,335
Equity as of December 31, 2017	715,066	(7,053)	228,496	936,509	43,385	979,894

2016	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(10,872)	203,365	907,559	56,523	964,082
Profit for the year)	-	-	17,261	17,261	(8,824)	8,437
Other comprehensive income	-	(2,636)	-	(2,636)	(219)	(2,855)
Comprehensive income	-	(2,636)	17,261	14,625	(9,043)	5,582
Dividends	-	-	(33,517)	(33,517)	(1,851)	(35,368)
Increase (decrease) due to transfers and other changes	-	6,364	(4,101)	2,263	-	2,263
Increase (decrease) in equity	-	3,728	(20,357)	(16,629)	(10,894)	(27,523)
Equity as of December 31, 2016	715,066	(7,144)	183,008	890,930	45,629	936,559

378

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Balances and transactions with related parties

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

Detailed identification of the link between the Parent and subsidiary

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2017 and December 31, 2016, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2017 ThUS$	12/31/2016 ThUS$
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Purchase products	100,626	96,235
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Sale of fixed assets	202	75
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	24,372	26,530
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	454	598
93.007.000-9	SQM S.A.	Parent	Chile	Sale of solutions	96,569	100,830
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	4,125	4,264
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	12,464	3,256
93.007.000-9	SQM S.A.	Parent	Chile	Sale of services	279	142
93.007.000-9	SQM S.A.	Parent	Chile	Purchase fixed asset	575	526
93.007.000-9	SQM S.A.	Parent	Chile	Sale of fixed assets	858	554
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of product	251	218
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of services	15,133	16,224
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	3,664	3,218
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	1,345	1,007

379

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2016 ThUS$	12/31/2015 ThUS$
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Subsidiary	Chile	Sale of products	20.311	-
79.906.120-1	Isapre Norte Grande Ltda.	Subsidiary	Chile	Sale of products	786	-
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Subsidiary	Chile	Sale of products	487	-
Foreign	Royal Seed Trading Corporation A.V.V.	Other related parties	Aruba	Current account interest	605	-
Foreign	SQM Investment Corporation N.V.	Other related parties	Dutch Antilles	Current account interest	769	-
Foreign	Ajay Europe SARL	Associate	France	Sale of products	15,706	-
Foreign	Abu Dhabi Fertilizer Industries WWL.	Associate	United Arab Emirates	Sale of products	4,310	-
Foreign	Ajay North America LLC	Other related parties	United States	Sale of products	13,206	-
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	17,538	-
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	130,425	-
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	827	1,108
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Sale of products	1,200	-
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	5,102	1,699
Foreign	SQM Japon Co. Ltd.	Other related parties	Japan	Sale of products	-	348
Foreign	SQM Brasil Limitada	Other related parties	Brazil	Sale of products	336
Foreign	Coromandel SQM	Joint venture	India	Sale of products	8,011	197
Foreign	Sichuan SQM Migao Chemical Fertiliezers Co Ltda.	Joint venture	China	Sale of products	-	9,950
Foreign	Sichuan SQM Migao Chemical Fertiliezers Co Ltda.	Joint venture	China	Sale of products	252
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil		14,575	8,033
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Sale of products	82	-
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	Sale of products	14,878	13,708
Foreign	Plantacote NV	Associate	Belgium	Sale of products	2,108	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of products	1,218	-
Foreign	Terra Tarsa Don LLC	Joint venture	Russian Federation	Sale of products	423	-

380

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
79.876.080-7	Adepo Ltda	Other related parties	Chile	Ch$	1	1
Foreign	Comercial Caiman Int. S.A.	Other related parties	Panama	US$	801	800
76.425.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	US$	36	35
Foreign	SQm Japan K.K.	Other related parties	Japan	US$	-	202
Foreign	Soquimich SRL Argentina	Subsidiary	Argentina	US$	158	158
79.049.778-9	Callegari Agrícola S.A.	Jointly controlled entity	Chile	Ch$	-	41
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	4,918	2,960
96.511.530-7	Soc. Inv P. Calichera S.A.	Jointly controlled entity	Chile	US$	7	6
Foreign	Abu Dhabi Fertilizer Ind	Other related parties	United Arab Emirates	US$	73	764
Foreign	Ajay Europe SARL	Other related parties	France	US$	4,250	3,678
Foreign	Ajay North América llc	Other related parties	United States	US$	1,867	1,529
Foreign	Charlee SQM Thailand Co.	Other related parties	Thailand	Thailand Bath	1,227	1,338
Foreign	Doktor Tarsa	Other related parties	Turkey	US$	-	100
77.557.430-5	Sales de Magnesio Ltda.	Other related parties	Chile	US$	-	-
Foreign	Terra Tarsa Don LLC	Other related parties	Federation rusa	Russian Ruble	44	-
Foreign	Coromandel SQM India	Joint venture	India	Indian Rupee	3,804	1,177
Foreign	Plantacote N.V.	Joint venture	Belgica	Euro	190	-
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd	Joint venture	China	US$	-	48
Foreign	SQM Migao Sichuan Fertilizer	Joint venture	China	US$	1,460	11,635
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	9,924	5,634
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	US$	-	32
Foreign	SQM Vitas Perú S.A.C	Joint venture	Perú	US$	9,072	9,313
Foreign	SQM Vitas Plantacote B.V.	Negocio conjunto	Holanda	US$	-	91
93.007.000-9	SQM S.A.	Parent	Chile	US$	-	47,271
Total as of to date					37,832	86,813

381

10) FINANCIAL REPORTS

SQM INDUSTRIAL S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanaryi AS	Other related parties	Turkey	US$	10	8
Foreign	Terra TarsaxUkraine LLC	Other related parties	Ucrania	Ukrainean Grivna	7	-
Foreign	Royal Seed Trading Co.	Other related parties	Aruba	US$	17,892	15,498
Foreign	SQM Investment Co.	Other related parties	Dutch Antilles	US$	44,364	40,780
96.592.190-7	SQM Nitratos S.A.	Other related parties	Chile	US$	329,554	625,036
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	422,962	391,151
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Ch$	5,751	23,519
Foreign	SQMC Holding Corporation L.L.P.	Other related parties	United States	US$	22,482	21,980
96.592.180-k	Ajay SQM Chile S.A.	Other related parties	Chile	Ch$	-	8
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd	Joint venture	China	US$	675
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	104	-
93.007.000-9	SQM S.A.	Parent	Chile	US$	23,266	-
Total as of to date					867,067	1,117,980

382

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets
Current assets
Trade receivables due from related parties, current	333,348	638,289
Other current assets	207,473	17,932
Total current assets	353,821	656,221

Non-current assets
Property, plant and equipment	33,904	44,944
Other non-current assets	5,239	9,236
Total non-current assets	39,143	54,180
Total assets	392,964	710,401

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	311,582	632,591
Other current liabilities	13,156	12,019
Total current liabilities	324,738	644,610

Non-current liabilities
Deferred tax liabilities	4,107	5,791
Provisions for employee benefits, non-current	381	199
Total non-current liabilities	4,488	5,990
Total liabilities	329,226	650,600

Equity
Equity attributable to owners of the Parent	63,738	51,291
Non-controlling interests	-	-
Total equity	63,738	51,291

Total liabilities and equity	392,964	710,401

383

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Income by Function

	January to December
	2017	2016
	ThUS$	ThUS$
Revenue	100,626	96,235
Cost of sales	(92,232)	(79,384)
Gross profit	8,394	16,851
Profit (loss) from operating activities	7,894	16,582
Profit (loss) before taxes	8,592	16,599
Income tax expense, continuing operations	(3,023)	(4,421)
Profit for the year	5,569	12,178

	January to December
	2017	2016
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.1215	0.2657

Diluted common shares
Diluted earnings per share (US$ per share)	0.1215	0.2657

384

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Comprehensive Income

	2017	2016
	ThUS$	ThUS$

Profit for the year	5,569	12,178
Other comprehensive income	38	(14)
Total comprehensive income	5,607	12,164

Comprehensive income attributable to
Owners of the Parent	5,607	12,164
Non-controlling interests	-	-
Total comprehensive income	5,507	12,164

Summary Statements of Cash Flows

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	9,660	6,880
Net cash generated from (used in) investing activities	(8,896)	(6,850)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	764	30

Effects of exchange rate fluctuations on cash held	(14)	(22)
Net (decrease) increase in cash and cash equivalents	750	8
Cash and cash equivalents at beginning of period	83	75
Cash and cash equivalents at end of period	833	83

385

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2017	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	(38)	29,490	59,802	59,802
Profit for the year)	-		5,569	5,569	5,569
Other comprehensive income		38	-	38	38
Comprehensive income	-	38	5,569	5,607	5,607
Dividends	-	-	(1,671)	(1,671)	(1,671)
Increase (decrease) in equity	-	-	3,898	3,936	3,936
Equity as of December 31, 2017	30,350	-	33,388	63,738	63,738

2016	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	(24)	20,965	51,291	51,291
Profit for the year)	-	-	12,178	12,178	12,178
Other comprehensive income		(14)	-	(14)	(14)
Comprehensive income	-	(14)	12,178	12,164	12,164
Dividends	-	-	(3,653)	(3,653)	(3,653)
Increase (decrease) in equity	-	(14)	8,525	8,511	8,511
Equity as of December 31, 2016	30,350	(38)	29,490	59,802	59,802

386

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2017, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, the detail of transactions with related parties is as follows:

			Country of		12/31/2017	12/31/2016
Tax ID No	Company	Nature	origin	Transaction	ThUS$	ThUS$
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	100,626	96,235
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	24,372	26,530
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Purchase fixed asset	244	75
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Consulting services	-	3,894
93.007.000-9	SQM S.A.	Parent	Chile	Mining concession rental service	6,079	5,806
93.007.000-9	SQM S.A.	Parent	Chile	Services received	16	12
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	22,338	25,374
93.007.000-9	SQM S.A.	Parent	Chile	Consulting services	3,670	586
93.007.000-9	SQM S.A.	Parent	Chile	Dividends	586	3,670
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Current account interest	454	598
79.626.800-K	SQM Salar S.A.	Other related parties	Chile	Current account interest	11	13
76.725.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	Current account interest	13	16
79.906.120-1	Isapre Norte Grande Ltda.	Other related parties	Chile	Services received	-	4
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Other related parties	Chile	Services received	-	4
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	680	885
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Services received	1,421	2,088

387

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Trade receivables due from related parties, current:

					12/31/2016	12/31/2015
RUT	Nombre	Naturaleza	País de origen	Moneda	ThUS$	ThUS$
79.947.100-0	SQM Industrial S.A.	Matriz común	Chile	US$	333,348	638,289
				Total as of to date	333,348	638,289

Trade payables due to related parties, current:

					12/31/2016	12/31/2015
RUT	Nombre	Naturaleza	País de origen	Moneda	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Matriz	Chile	US$	300,804	599,751
96.651.060-9	SQM Potasio S.A.	Other related parties	Chile	US$	6,312	18,941
79.770.780-5	SIT S.A.	Other related parties	Chile	US$	3,794	13,253
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	308	295
76.425.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	US$	364	351
				Total as of to date	311,582	632,591

As of December 31, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

388

10) FINANCIAL REPORTS

ORCOMA SPA: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets

Non-current assets
Intangible assets other than goodwill	2,356	2,356
Other non-current assets	4	4
Total non-current assets	2,360	2,360
Total assets	2,360	2,360

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	13	13
Total current liabilities	13	13

Equity
Share capital	2,358	2,358
Retained earnings	(11)	(11)
Total equity	2,347	2,347
Total liabilities and equity	2,360	2,360

Summary Statements of Income by Function

	January to December
	2017	2016
	ThUS$	ThUS$
Administrative expenses	-	(5)
Income tax expenses		4
Profit (loss) from operating activities	-	(1)

Profit for the year	-	(1)

389

10) FINANCIAL REPORTS

ORCOMA SPA: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2017	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(11)	2,347	2,347
Profit for the year)	-	-	-	-
Other comprehensive income	-	-	-	-
Comprehensive income	-	-	-	-

Equity as of December 31, 2017	2,358	(11)	2,347	2,347

2016	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(10)	2,348	2,348
Profit for the year)	-	(1)	(1)	(1)
Other comprehensive income	-	-	-	-
Comprehensive income	-	(1)	(1)	(1)

Equity as of December 31, 2016	2,358	(11)	2,347	2,347

390

10) FINANCIAL REPORTS

ORCOMA SPA: SUMMARY FINANCIAL STATEMENTS

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, there are no transactions with related entities.

391

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2017 ThUS$	As of December 31, 2017 MUS$
Assets

Current assets
Cash and cash equivalents	8	11
Trade receivables due from related parties, current	5,156	5,168
Total current assets	5,164	5,179
Total assets	5,164	5,179

	As of December 31, 2017 ThUS$	As of December 31, 2016 MUS$
Liabilities
Current liabilities
Trade payables due to related parties, current	23	8
Total current liabilities	23	8

Equity
Share capital	6	6
Retained earnings	5,135	5,165
Total equity	5,141	5,171
Total liabilities and equity	5,164	5,179

Summary Statements of Income by Function

	January to December
	2017 ThUS$	2016 ThUS$

Profit (loss) from operating activities	(29)	(22)
Profit (loss) before taxes	(30)	(23)
Income tax expense, continuing operations	-	-
Profit (loss) from continuing operations	(30)	(23)

Profit for the year	(30)	(23)

392

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

	January to December
	2017	2016
	US$	US$

Earnings per share
Common shares	60	60
Basic earnings per share (US$ per share)	(0.5)	(0.38)

Diluted common shares
Diluted earnings per share (US$ per share)	(0.5)	(0.38)

Summary Statements of Comprehensive Income

	January to December
	2017	2016
	ThUS$	ThUS$

Profit for the year	(30)	(23)
Total comprehensive income	(30)	(23)

Statements of cash flows

	31/12/2017 ThUS$	31/12/2016 ThUS$

Net cash generated from (used in) operating activities	(3)	5
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(3)	5

Net (decrease) increase in cash and cash equivalents	(3)	5
Cash and cash equivalents at beginning of period	11	6
Cash and cash equivalents at end of period	8	11

393

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2017	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,165	5,171

Profit for the year)	-	(30)	(30)

Comprehensive income	-	(30)	(30)

Equity as of December 31, 2017	6	5,135	5,141

2016	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,188	5,194

Profit for the year)	-	(23)	(23)

Comprehensive income	-	(23)	(23)

Equity as of December 31, 2016	6	5,165	5,171

394

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

Transactions with related parties

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2017 and December 31, 2016, there are no transactions between Rs Agro Chemical Trading Corporation A.V.V. and related parties.

As of December 31, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

Trade receivables due from related parties, current:

			Country of		12/31/2017	12/31/2016
Tax ID No.	Company	Nature	origin	Currency	ThUS$	ThUS$
Foreign	SQM Investment Corporation N.V.	Associate	Aruba	US$	5,156	5,168
Total as of to-date					5,156	5,168

395

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets
Current assets
Cash and cash equivalents	339	669
Other current non-financial assets	2	2
Total current assets	341	671

Non-current assets
Property, plant and equipment	4,356	4,135
Total non-current assets	4,356	4,135
Total assets	4,697	4,806

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Trade and other receivables, current	50	159
Total current liabilities	50	159
Total liabilities	50	159

Equity
Share capital	4,632	4,632
Retained earnings	15	15
Total equity	4,647	4,647
Total liabilities and equity	4,697	4,806

396

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Income by Function

	January to December
	2017	2016
	ThUS$	ThUS$
Foreign currency translation differences	-	1
Profit (loss) before taxes	-	1
Income tax expense, continuing operations	-	3
Profit (loss) from continuing operations	-	4

Profit for the year	-	4

Summary Statements of Comprehensive Income

	January to December
	2017	2016
	ThUS$	ThUS$

Profit for the year	-	4
Total comprehensive income	-	4
397

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Cash Flows

	12/31/2017	12/31/2016
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	(109)	(184)
Net cash generated from (used in) financing activities	(221)	(1,204)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(330)	(1,388)
Net (decrease) increase in cash and cash equivalents	(330)	(1,388)
Cash and cash equivalents at beginning of period	669	2,057
Cash and cash equivalents at end of period	339	669

Summary Statements of Changes in Equity

2017	Share capital	Retained earnings (accumulated deficit)	Total equity
	ThUS$	ThUS$	ThUS$
Initial balance, current year at 01/01/2016	4,632	15	4,647
Restated initial balance
Profit (loss)	-	-	-
Comprehensive income	-	-	-
Closing balance, current year at 12/31/2017	4,632	15	4,647

2016	Share capital	Retained earnings (accumulated deficit)	Total equity
	ThUS$	ThUS$	ThUS$
Initial balance, current year at 01/01/2016	4,632	11	4,643
Restated initial balance
Profit (loss)	-	4	4
Comprehensive income	-	4	4
Closing balance, current year at 12/31/2016	4,632	15	4,647

398

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Related party disclosures

Balances pending at each year-end are not guaranteed and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the year ended December 31, 2017, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Orcoma Estudios SPA is controlled by two shareholders: Sociedad Química y Minera de Chile S.A. and IM Inversiones Limitada with ownership percentages of 51% and 49%, respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the CMF under No. 0184 of March 18, 1983, and accordingly, is subject to the oversight of such regulating authority.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties are as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	U.S. dollar	Parent
79.947.100-0	SQM Industrial S.A.	Chile	U.S. dollar	Other related parties

As of December 31, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2017 and December 31, 2016, there are no transactions with related entities.

399

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Assets
Current assets
Trade and other receivables, current	2,465	4,054
Trade receivables due from related parties, current	7,743	7,162
Current inventories	5,377	4,942
Other current assets	1,464	1,081
Total current assets	17,049	17,239

Non-current assets
Property, plant and equipment	1,066	990
Other non-current assets	76	79
Total non-current assets	1,142	1,069
Total assets	18,191	18,308

	As of December 31, 2017 ThUS$	As of December 31, 2016 ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	584	536
Other current liabilities	196	438
Total current liabilities	780	974

Non-current liabilities
Deferred tax liabilities	-	-
Provisions for employee benefits, non-current	459	388
Total non-current liabilities	459	388
Total liabilities	1,239	1,362

Equity
Total equity	16,952	16,946
Total liabilities and equity	18,191	18,308

400

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

	January to December
	2017 ThUS$	2016 ThUS$
Revenue	23,732	28,035
Cost of sales	(20,302)	(23,889)
Gross profit	3,430	4,146
Profit (loss) from operating activities
Profit (loss) before taxes	2,805	3,658
Income tax expense, continuing operations	(717)	(882)

Profit for the year	2,088	2,776

	January to December
	2017	2016
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	2.189	2.911

Diluted common shares
Diluted earnings per share (US$ per share)	2.189	2.911

Summary Statements of Cash Flows

	2017	2016
	ThUS$	ThUS$

Net cash generated from (used in) operating activities	1,833	3,160

Net cash generated from (used in) investing activities	(211)	(214)

Net cash generated from (used in) financing activities	(2,082)	(2,374)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(460)	572

Effects of exchange rate fluctuations on cash held	-	-
Net (decrease) increase in cash and cash equivalents	(460)	572
Cash and cash equivalents at beginning of period	819	247
Cash and cash equivalents at end of period	359	819

401

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2017	Share capital	Retained earnings	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5,314	11,230	16,946
Profit for the year)	-	2,088	2,088
Comprehensive income	-	2,088	2,088
Dividends	-	(2,082)	(2,082)
Increase (decrease) in equity	-	6	6
Equity as of December 31, 2017	5,314	11,638	16,952

2016	Share capital	Retained earnings	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5,314	11,230	16,544
Profit for the year)	-	2,776	2,776
Comprehensive income	-	2,776	2,776
Dividends	-	(2,374)	(2,374)
Increase (decrease) in equity	-	402	402
Equity as of December 31, 2016	5,314	11,632	16,946

402

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2017, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Ajay-SQM Chile S.A. is controlled by two shareholders: Sociedad Química y Minera de Chile S.A. and Ajay Chemicals Inc. with ownership percentages of 51% and 49%, respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the CMF under No. 0184 dated March 18, 1983 and is subject to the inspection of the CMF.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2017 and December 31, 2016, the detail of entities that are related parties is as follows:

Tax ID No,	Name	Country of origin	Functional currency	Nature
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	US$	Parent

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2017	12/31/2016
					ThUS$	ThUS$
93.007.000-9	SQM S.A.	Parent	Chile	Ch$	7,743	7,162
Total a la fecha					7,743	7,162

As of December 31, 2017 and December 31, 2016, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2017 and December 31, 2016, there are no transactions with related entities.

403

11) RESPONSIBILITY STATEMENT

11)	RESPONSIBILITY STATEMENT

The Directors and Chief Executive Officer of SQM S.A. declare that we have exercised our respective functions as administrators and chief executive of the Company in conformity with the practices that are customarily used for such purposes in Chile and, in accordance with these practices, we swear under oath that the information in this 2017 Annual Report is true and that we accept any liability that may arise from this statement.

404

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 12, 2018

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.